Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220583

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On July 25, 2017, First Financial Bancorp., or First Financial, and MainSource Financial Group, Inc., or MainSource, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, MainSource will merge with and into First Financial, with First Financial as the surviving corporation, in a transaction we refer to as the “merger.” Following the completion of the merger, MainSource Bank, a wholly-owned bank subsidiary of MainSource, will merge with and into First Financial Bank, a wholly-owned subsidiary of First Financial, with First Financial Bank as the surviving bank, in a transaction we refer to as the “bank merger.” The merger will combine two Midwest community banks to create a $13 billion institution with scale and strength in commercial and retail banking, wealth management, and specialty finance.

In the merger, each outstanding share of MainSource common stock (except for certain specified shares of MainSource common stock held by MainSource or First Financial) will be automatically converted into the right to receive 1.3875 shares of First Financial common stock (which we refer to as the “exchange ratio”). Although the number of shares of First Financial common stock that each MainSource shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of First Financial common stock and will not be known at the time MainSource shareholders vote on the merger. Based on the closing price of First Financial’s common stock on The NASDAQ Stock Market LLC, or NASDAQ, on July 25, 2017, the last trading day before public announcement of the merger, the exchange ratio represented approximately $38.99 in value for each share of MainSource common stock. Based on First Financial’s closing price on October 16, 2017, of $26.40, the exchange ratio represented approximately $36.63 in value for each share of MainSource common stock. Based on the exchange ratio and the number of shares of MainSource common stock outstanding and reserved for issuance under various equity plans and shares that may be issued upon exercise of outstanding warrants and options as of October 13, 2017, the maximum number of shares of First Financial common stock issuable in the merger is 36.5 million. We urge you to obtain current market quotations for First Financial (trading symbol “FFBC”) and MainSource (trading symbol “MFSG”).

MainSource and First Financial will each hold a special meeting of their shareholders in connection with the merger. MainSource and First Financial shareholders will be asked to vote to adopt the merger agreement and approve related matters, as described in the attached joint proxy statement/prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of First Financial common stock and the affirmative vote of the holders of a majority of the outstanding shares of MainSource common stock.

The special meeting of First Financial shareholders will be held on December 4, 2017 at 10:00 a.m. local time. The First Financial special meeting may be attended in person, at the Taft Centre at Fountain Square, 425 Walnut Street, Second Floor, Cincinnati, Ohio 45202, or viewed through a webcast via the Internet at www.virtualshareholdermeeting.com/ffbc17SM.

The special meeting of MainSource shareholders will be held on December 4, 2017 at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, at 2:00 p.m. local time.

MainSource’s board of directors unanimously recommends that MainSource shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the MainSource special meeting.

First Financial’s board of directors unanimously recommends that First Financial shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the First Financial special meeting.

The attached joint proxy statement/prospectus describes the special meeting of First Financial, the special meeting of MainSource, the merger, the documents related to the merger, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors” beginning on page 25, for a discussion of the risks relating to the merger. You also can obtain information about First Financial and MainSource from documents that each has filed with the Securities and Exchange Commission.

Claude E. Davis Chief Executive Officer First Financial Bancorp.	Archie M. Brown, Jr. President and Chief Executive Officer MainSource Financial Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First Financial or MainSource, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is October 18, 2017, and it is first being mailed or otherwise delivered to the shareholders of First Financial and MainSource on or about October 24, 2017.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of First Financial Bancorp.:

First Financial Bancorp. (which we refer to as “First Financial”) will hold a special meeting (which we refer to as the “First Financial special meeting”) of holders of common stock of First Financial (which we refer to as “First Financial shareholders”) at 10:00 a.m. local time, on December 4, 2017. You may attend the First Financial special meeting in person at the Taft Centre at Fountain Square, 425 Walnut Street, Second Floor, Cincinnati, Ohio 45202. You may also view a webcast of the First Financial special meeting via the Internet at www.virtualshareholdermeeting.com/ffbc17SM when you enter your 16-digit control number included with the proxy card. Instructions on how to view the First Financial special meeting via the webcast are posted at www.virtualshareholdermeeting.com/ffbc17SM. You will not be able to vote your shares during the First Financial special meeting if you are attending via webcast. While our management will address questions from First Financial shareholders physically present or who have submitted their questions electronically prior to the First Financial special meeting, the webcast will not allow you to ask questions of management during the First Financial special meeting. You may visit www.proxyvote.com at any time prior to the First Financial special meeting to ask questions of our executive management that may be addressed in the First Financial special meeting. The purpose of the First Financial special meeting will be to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of July 25, 2017, by and between MainSource Financial Group, Inc. (which we refer to as “MainSource”) and First Financial, as such agreement may be amended from time to time, pursuant to which MainSource will merge with and into First Financial, with First Financial as the surviving corporation, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “First Financial merger proposal”), a copy of which is attached as Annex A; and
•	a proposal to adjourn the First Financial special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Financial merger proposal (which we refer to as the “First Financial adjournment proposal”).

We have fixed the close of business on October 13, 2017 as the record date for the First Financial special meeting. Only First Financial shareholders of record at that time are entitled to notice of, and to vote at, the First Financial special meeting, or any adjournment or postponement of the First Financial special meeting. Approval of the First Financial merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of common stock of First Financial (which we refer to as “First Financial common stock”). The First Financial adjournment proposal will be approved if a majority of the votes present and entitled to vote at the First Financial special meeting are voted in favor of the adjournment proposal.

First Financial’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Financial and its shareholders, and unanimously recommends that First Financial shareholders vote “FOR” the First Financial merger proposal and “FOR” the First Financial adjournment proposal.

Your vote is very important. We cannot complete the merger unless First Financial’s shareholders adopt the merger agreement.

Regardless of whether you plan to attend the First Financial special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of First Financial, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the First Financial special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Claude E. Davis Chief Executive Officer First Financial Bancorp.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of MainSource Financial Group, Inc.:

MainSource Financial Group, Inc. (which we refer to as “MainSource”) will hold a special meeting of holders of common stock of MainSource (which we refer to as “MainSource shareholders”) at 2:00 p.m. local time, on December 4, 2017, at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 (which we refer to as the “MainSource special meeting”) to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of July 25, 2017, by and between MainSource and First Financial Bancorp. (which we refer to as “First Financial”), as such agreement may be amended from time to time, pursuant to which MainSource will merge with and into First Financial, with First Financial as the surviving corporation, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “MainSource merger proposal”), a copy of which is attached as Annex A;
•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MainSource’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable (which we refer to as the “MainSource compensation proposal”); and
•	a proposal to adjourn the MainSource special meeting, if necessary or appropriate, to solicit additional proxies in favor of the MainSource merger proposal (which we refer to as the “MainSource adjournment proposal”).

We have fixed the close of business on October 13, 2017 as the record date for the MainSource special meeting. Only MainSource shareholders of record at that time are entitled to notice of, and to vote at, the MainSource special meeting, or any adjournment or postponement of the MainSource special meeting. Approval of the MainSource merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of common stock of MainSource (which we refer to as “MainSource common stock”). Approval of each of the MainSource compensation proposal and the MainSource adjournment proposal requires a majority of the votes present and entitled to vote at the MainSource special meeting to be voted in favor of such proposal.

MainSource’s board of directors has unanimously approved the merger agreement, has determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of MainSource and its shareholders, and unanimously recommends that MainSource shareholders vote “FOR” the MainSource merger proposal, “FOR” the MainSource compensation proposal and “FOR” the MainSource adjournment proposal.

Your vote is very important. We cannot complete the merger unless MainSource’s shareholders adopt the merger agreement.

Regardless of whether you plan to attend the MainSource special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of MainSource, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the MainSource special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Archie M. Brown, Jr. President and Chief Executive Officer MainSource Financial Group, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about First Financial Bancorp. (which we refer to as “First Financial”) and MainSource Financial Group, Inc. (which we refer to as “MainSource”) from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by First Financial and/or MainSource at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus at no cost by contacting the appropriate company at the following address and phone number:

First Financial Bancorp. 255 East 5th Street, 29th Floor Cincinnati, Ohio 45202 Attention: Investor Relations (845) 369-8040	MainSource Financial Group, Inc. 2105 North State Road 3 Bypass Greensburg, Indiana 47240 Attention: Investor Relations (812) 663-6734

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that First Financial shareholders requesting documents must do so by November 27, 2017, in order to receive them before the First Financial special meeting, and MainSource shareholders requesting documents must do so by November 27, 2017, in order to receive them before the MainSource special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated October 18, 2017 and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to MainSource shareholders or First Financial shareholders, nor the issuance by First Financial of shares of common stock in connection with the merger, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding MainSource has been provided by MainSource and information contained in this document regarding First Financial has been provided by First Financial.

Please see “Where You Can Find More Information” for more details.

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QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the First Financial special meeting or the MainSource special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the First Financial special meeting or the MainSource special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Q:	What is the merger?
A:	First Financial and MainSource have entered into an Agreement and Plan of Merger, dated as of July 25, 2017 (which we refer to as the “merger agreement”). Under the merger agreement, MainSource will be merged with and into First Financial, with First Financial continuing as the surviving corporation (which we refer to as the “merger”). Following the completion of the merger, MainSource Bank, a wholly-owned bank subsidiary of MainSource, will merge with and into First Financial Bank, a wholly-owned bank subsidiary of First Financial, with First Financial Bank continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.
If the merger is completed, MainSource shareholders will receive 1.3875 shares of First Financial common stock for each share of MainSource common stock they hold immediately prior to the merger, plus cash in lieu of fractional shares. As a result of the foregoing, based on the number of shares of First Financial and MainSource common stock outstanding as of July 25, 2017, on a fully diluted basis, approximately 63.4% and 36.6% of First Financial common stock will be held by First Financial shareholders and former holders of MainSource common stock, respectively, immediately following the effectiveness of the merger.
The merger cannot be completed unless, among other things, both First Financial shareholders and MainSource shareholders approve their respective proposals to adopt the merger agreement.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:	We are delivering this document to you because it is a joint proxy statement being used by both the First Financial and MainSource boards of directors to solicit proxies of their respective shareholders in connection with approval of the merger and related matters.
In order to approve the merger and related matters, First Financial has called a special meeting of its shareholders. This document serves as the proxy statement for the First Financial special meeting and describes the proposals to be presented at the First Financial special meeting.
MainSource has also called a special meeting of its shareholders to approve the merger and related matters. This document serves as the proxy statement for the MainSource special meeting and describes the proposals to be presented at the MainSource special meeting.
Finally, this document is also a prospectus that is being delivered to MainSource shareholders because, in connection with the merger, First Financial is offering shares of its common stock to MainSource shareholders in a 1.3875:1 exchange ratio.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the First Financial and MainSource special meetings and important information to consider in connection with an investment in First Financial common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What are First Financial shareholders being asked to vote on at the First Financial special meeting?
A:	First Financial is soliciting proxies from its shareholders with respect to the following proposals:
•	a proposal to adopt the merger agreement, as such agreement may be amended from time to time (which we refer to as the “First Financial merger proposal”); and
•	a proposal to adjourn the First Financial special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Financial merger proposal (which we refer to as the “First Financial adjournment proposal”).
Q:	What are MainSource shareholders being asked to vote on at the MainSource special meeting?
A:	MainSource is soliciting proxies from its shareholders with respect to the following proposals:
•	a proposal to adopt the merger agreement, as such agreement may be amended from time to time (which we refer to as the “MainSource merger proposal”);
•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MainSource’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable (which we refer to as the “MainSource compensation proposal”); and
•	a proposal to adjourn the MainSource special meeting, if necessary or appropriate, to solicit additional proxies in favor of the MainSource merger proposal (which we refer to as the “MainSource adjournment proposal”).
Q:	What will MainSource shareholders receive in the merger?
A:	If the merger is completed, MainSource shareholders will receive 1.3875 shares of First Financial common stock for each share of MainSource common stock held immediately prior to the merger. First Financial will not issue any fractional shares of First Financial common stock in the merger. First Financial will pay to each former MainSource shareholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of First Financial common stock for the twenty consecutive trading days ending on the day immediately preceding the closing date of the merger (which we refer to as the “First Financial share closing price”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of First Financial common stock that such shareholder would otherwise be entitled to receive. We refer to the shares of First Financial common stock and the cash in lieu of any fractional shares to be received in the merger for each share of MainSource common stock as the “merger consideration.”
Q:	What will First Financial shareholders receive in the merger?
A:	If the merger is completed, First Financial shareholders will not receive any merger consideration and will continue to hold the shares of First Financial common stock that they currently hold. Following the merger, shares of First Financial common stock will continue to be traded on The NASDAQ Global Select Stock Market® (which we refer to as “NASDAQ”) under the symbol “FFBC.”
Q:	How will the merger affect MainSource equity awards?
A:	The MainSource equity awards will be affected as follows:
Options: At the effective time of the merger, each option granted by MainSource to purchase shares of MainSource common stock that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, shall without any further action on the part of the holder thereof, be assumed by First Financial and converted into an option to purchase from First Financial common shares on the same terms and conditions as were applicable under such MainSource options, a number of shares of First Financial common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of MainSource common stock subject to such MainSource common stock option immediately prior to the effective time by (y) the exchange ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of MainSource common stock subject to such MainSource stock option by (ii) the exchange ratio.

Restricted Stock: Immediately prior to the effective time of the merger, each outstanding restricted share of MainSource common stock will fully vest (with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement) and be cancelled and converted automatically into the right to receive the merger consideration, less applicable tax withholdings.
Performance Share Units: Immediately prior to the effective time of the merger, each outstanding performance share unit award in respect of MainSource common stock will fully vest (with any performance-based vesting condition applicable to such performance share unit deemed satisfied at target) and shall be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of MainSource common stock underlying such performance share unit, less applicable tax withholdings.
Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:	Yes. Although the merger consideration is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for First Financial common stock. Any fluctuation in the market price of First Financial common stock after the date of this joint proxy statement/prospectus will change the value of the shares of First Financial common stock that MainSource shareholders will receive.
Q:	How does the First Financial board of directors recommend that I vote at the First Financial special meeting?
A:	First Financial’s board of directors unanimously recommends that you vote “FOR” the First Financial merger proposal, and “FOR” the First Financial adjournment proposal.
Q:	How does the MainSource board of directors recommend that I vote at the MainSource special meeting?
A:	MainSource’s board of directors unanimously recommends that you vote “FOR” the MainSource merger proposal, “FOR” the MainSource compensation proposal, and “FOR” the MainSource adjournment proposal.
Q:	When and where are the meetings?
A:	The First Financial special meeting will be held on December 4, 2017, at 10:00 a.m. local time. Shareholders of First Financial may attend the First Financial special meeting in person at the Taft Centre at Fountain Square, 425 Walnut Street, Second Floor, Cincinnati, Ohio 45202. The First Financial special meeting may also be viewed through a webcast via the Internet at www.virtualshareholdermeeting.com/ffbc17SM.
The MainSource special meeting will be held at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 on December 4, 2017, at 2:00 p.m. local time.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the First Financial special meeting and/or the MainSource special meeting, as applicable. If you are a shareholder of both First Financial and MainSource, you will need to vote your First Financial and MainSource shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a shareholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the First Financial special meeting or MainSource special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the First Financial special meeting?
A:The presence at the First Financial special meeting, in person or by proxy, of holders of a majority of the outstanding shares of First Financial common stock entitled to vote at the First Financial special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Q:	What constitutes a quorum for the MainSource special meeting?
A:	The presence at the MainSource special meeting, in person or by proxy, of holders of a majority of the outstanding shares of MainSource common stock entitled to vote at the MainSource special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Q:	What is the vote required to approve each proposal?
A:	First Financial merger proposal:
Standard: Approval of the First Financial merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial common stock entitled to vote on the proposal.
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker with respect to the First Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
First Financial adjournment proposal:
Standard: Approval of the First Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the First Financial special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Financial adjournment proposal. However, if you fail to submit a proxy card or vote in person at the First Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the First Financial adjournment proposal, it will have no effect on the proposal.
Q:	What is the vote required to approve each proposal at the MainSource special meeting?
A:	MainSource merger proposal:
Standard: Approval of the MainSource merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of MainSource common stock entitled to vote on the proposal.
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker with respect to the MainSource merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
MainSource compensation proposal:
Standard: Approval of the MainSource compensation proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource compensation proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource compensation proposal, it will have no effect on the proposal.
MainSource adjournment proposal:
Standard: Approval of the MainSource adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource adjournment proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource adjournment proposal, it will have no effect on the proposal.

Q:	Why is my vote important?
A:	If you do not vote, it will be more difficult for First Financial or MainSource to obtain the necessary quorum to hold their special meetings. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” adoption of the merger agreement.
Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?
A:	No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in “street name” by returning a proxy card directly to First Financial or MainSource, or by voting in person at the First Financial special meeting or the MainSource special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of First Financial common stock or MainSource common stock on behalf of their customers may not give a proxy to First Financial or MainSource to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” adoption of the merger agreement.
Q:	How do I vote if I own shares through the First Financial 401(k) Savings Plan?
A:	If you participate in the First Financial 401(k) Savings Plan (the “First Financial Savings Plan”) and common shares have been allocated to your account in the First Financial Savings Plan, you are entitled to instruct the trustee of the First Financial Savings Plan, confidentially, as to how to vote those common shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on November 30, 2017. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the First Financial Savings Plan will be voted by the trustee in the same proportion that it votes shares in the First Financial Savings Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on November 30, 2017 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.
Q:	How do I vote if I own shares through the MainSource 401(k) Plan and Employee Stock Ownership Plan?
A:	If you participate in the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (the “MainSource Plan”) and common shares have been allocated to your account in the MainSource Plan, you are entitled to instruct First Bankers Trust Services, Inc., the trustee of the MainSource Plan, confidentially, as to how to vote those common shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on November 30, 2017. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the MainSource Plan will be voted by the trustee in the same proportion that it votes shares in the MainSource Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on November 30, 2017 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.
Q:	Can I attend the First Financial and MainSource special meetings and vote my shares in person?
A:	Yes. All holders of the common stock of First Financial and MainSource, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend their respective special meetings. Holders of record of First Financial and MainSource common stock can vote in person at the First Financial special meeting and MainSource special meeting, respectively. If you are not a shareholder of record (i.e., if your shares are held for you in “street name”), you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the meetings. If you only hold common stock in your capacity as a participant in the First Financial Savings Plan or the MainSource Plan, you may not instruct the respective trustee in person.

If you plan to attend your meeting in person, you must hold your shares in your own name, have a valid proxy from a record holder, or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. First Financial and MainSource reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the First Financial special meeting or the MainSource special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting at the special meeting.
Q:	Can I attend the First Financial and MainSource special meetings virtually?
A:	All holders of the common stock of First Financial may view the First Financial special meeting virtually through a webcast. Holders of the common stock of First Financial may view the webcast of the meeting via the Internet at www.virtualshareholdermeeting.com/ffbc17SM when you enter your 16-digit control number included with the proxy card. Instructions on how to view the First Financial special meeting via the webcast are posted at www.virtualshareholdermeeting.com/ffbc17SM. You will not be able to vote your First Financial shares or revoke your proxy while viewing the First Financial special meeting virtually. While First Financial management will address questions from shareholders physically present or who have submitted their questions electronically prior to the meeting, the webcast will not allow shareholders to ask questions of management during the meeting. Holders of the common stock of First Financial may visit www.proxyvote.com at any time prior to the First Financial special meeting to ask questions of our executive management that may be addressed in the meeting.
MainSource will not hold a virtual or webcast special meeting. Shareholders interested in attending MainSource’s special meeting must attend in person.
Q:	Can I change my vote?
A:	First Financial shareholders: Yes. If you are a holder of record of First Financial common stock, you may change your vote or revoke any proxy at any time before it is voted at the special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to First Financial’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary of your revocation of your proxy, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by First Financial after the vote will not affect the vote. You will not be able to vote your shares or revoke your proxy during the First Financial special meeting if you are attending via webcast. First Financial’s corporate secretary’s mailing address is: Attn: Shannon M. Kuhl, Corporate Secretary, First Financial Bancorp., 255 East 5th Street, Suite 2900, Cincinnati, Ohio 45202. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.
MainSource shareholders: Yes. If you are a holder of record of MainSource common stock, you may change your vote or revoke any proxy at any time before it is voted at the MainSource special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to MainSource’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary of your revocation of your proxy, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by MainSource after the vote will not affect the vote. MainSource’s corporate secretary’s mailing address is: Attn: James M. Anderson, Corporate Secretary, MainSource Financial Group, Inc., 2105 North State Road 3 Bypass, Greensburg, Indiana 47240. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.

Q:	Will First Financial be required to submit the proposal to adopt the merger agreement to its shareholders even if First Financial’s board of directors has withdrawn, modified, or qualified its recommendation?
A:	Yes. Unless the merger agreement is terminated before the First Financial special meeting, First Financial is required to submit the proposal to adopt the merger agreement to its shareholders even if First Financial’s board of directors has withdrawn or modified its recommendation.
Q:	Will MainSource be required to submit the proposal to adopt the merger agreement to its shareholders even if MainSource’s board of directors has withdrawn, modified, or qualified its recommendation?
A:	Yes. Unless the merger agreement is terminated before the MainSource special meeting, MainSource is required to submit the proposal to adopt the merger agreement to its shareholders even if MainSource’s board of directors has withdrawn or modified its recommendation.
Q:	What are the U.S. federal income tax consequences of the merger to MainSource shareholders?
A:	It is a condition to the completion of the merger that First Financial and MainSource receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” if you are a U.S. holder of MainSource common stock, you will not recognize gain or loss pursuant to the merger, except in the case of cash received instead of fractional shares of First Financial common stock.
For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 102 of this joint proxy statement/prospectus.
The U.S. federal income tax consequences described above may not apply to all holders of MainSource common stock. We strongly urge you to consult your independent tax advisor for a full understanding of the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable treaty.
Q:	Are MainSource shareholders entitled to dissenters’ rights?
A:	No, MainSource shareholders are not entitled to dissenters’ rights. For further information, see “The Merger—Dissenters’ Rights in the Merger.”
Q:	If I am a MainSource shareholder, should I send in my MainSource common stock certificate(s) now?
A:	No. Please do not send in your MainSource common stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging MainSource common stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”
Q:	What should I do if I hold my shares of MainSource common stock in book-entry form?
A:	You are not required to take any special additional actions if your shares of MainSource common stock are held in book-entry form. After the completion of the merger, shares of MainSource common stock held in book-entry form automatically will be exchanged for book-entry shares of First Financial common stock.
Q:	What should I do if I receive more than one set of voting materials?
A:	First Financial and MainSource shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of First Financial and/or MainSource common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of First Financial common stock or MainSource common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both First Financial common stock and MainSource common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of First Financial common stock and/or MainSource common stock that you own.

Q:	When do you expect to complete the merger?
A:	First Financial and MainSource expect to complete the merger in early 2018. However, neither First Financial nor MainSource can assure you of when, or if, the merger will be completed. First Financial and MainSource must obtain the approval of First Financial shareholders and MainSource shareholders to adopt the merger agreement at their respective special meetings, and also must obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.
Q:	What happens if the merger is not completed?
A:	If the merger is not completed, MainSource shareholders will not receive any consideration for their shares of MainSource common stock in connection with the merger. Instead, MainSource will remain an independent, public company and MainSource common stock will continue to be listed and traded on NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by MainSource. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which termination fee will be required to be paid.
Q:	Whom should I call with questions?
A:	First Financial shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of First Financial common stock, please contact First Financial’s proxy solicitor, Advantage Proxy, at P.O. Box 13581, Des Moines, WA 98198, or toll-free at (877) 870-8565.
MainSource shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of MainSource common stock, please contact MainSource Investor Relations at (812) 663-6734.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, MainSource Shareholders Will Receive First Financial Common Stock (page 89)

First Financial and MainSource are proposing a strategic merger. If the merger is completed, MainSource shareholders will receive 1.3875 shares of First Financial common stock for each share of MainSource common stock they hold immediately prior to the merger. First Financial will not issue any fractional shares of First Financial common stock in the merger. MainSource shareholders who would otherwise be entitled to a fraction of a share of First Financial common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the First Financial per share closing price.

As a result of the foregoing, based on the number of shares of First Financial and MainSource common stock outstanding as of July 25, 2017, on a fully diluted basis, approximately 63.4% and 36.6% of First Financial common stock will be held by First Financial shareholders and former MainSource shareholders, respectively, immediately following the effectiveness of the merger.

First Financial common stock is listed on NASDAQ under the symbol “FFBC,” and MainSource common stock is listed on NASDAQ under the symbol “MSFG.” The following table shows the closing sale prices of First Financial common stock and MainSource common stock as reported on NASDAQ on July 25, 2017, the last full trading day before the public announcement of the merger agreement, and on October 16, 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of MainSource common stock, which was calculated by multiplying the closing price of First Financial common stock on those dates by the exchange ratio of 1.3875.

	First Financial Common Stock	MainSource Common Stock	Implied Value of One Share of MainSource Common Stock
July 25, 2017	$28.10	$33.81	$38.99
October 16, 2017	$26.40	$36.67	$36.63

The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

First Financial’s Board of Directors Unanimously Recommends that First Financial Shareholders Vote “FOR” the First Financial Merger Proposal and the Other Proposals Presented at the First Financial Special Meeting (page 48)

First Financial’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of First Financial and its shareholders and has unanimously approved the merger agreement. First Financial’s board of directors unanimously recommends that First Financial shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other proposals presented at the First Financial special meeting. For the factors considered by First Financial’s board of directors in reaching its decision to approve the merger agreement, see “The Merger— First Financial’s Reasons for the Merger; Recommendation of First Financial’s Board of Directors” beginning on page 48.

Each of First Financial’s directors, solely in his or her capacity as a First Financial shareholder, has entered into a voting agreement with MainSource, pursuant to which each such director has agreed to vote in favor of the First Financial merger proposal.

MainSource’s Board of Directors Unanimously Recommends that MainSource Shareholders Vote “FOR” the Adoption of the Merger Agreement and the Other Proposals Presented at the MainSource Special Meeting (page 63)

MainSource’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of MainSource and its shareholders, and has unanimously approved the merger agreement. MainSource’s board of directors unanimously recommends that MainSource shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other proposals presented at the MainSource special meeting. For the factors considered by MainSource’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—MainSource’s Reasons for the Merger; Recommendation of MainSource’s Board of Directors” beginning on page 63.

Each of MainSource’s directors, solely in his or her capacity as a MainSource shareholder, has entered into a voting agreement with First Financial, pursuant to which each such director has agreed to vote in favor of the MainSource merger proposal.

Opinion of Sandler O’Neill & Partners, L.P. (page 50 and Annex B)

At the July 25, 2017 meeting at which the First Financial board of directors considered and approved the merger agreement, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”) delivered to the board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations described in Sandler O’Neill’s opinion, the exchange ratio provided for in the merger was fair to First Financial from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

First Financial shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to First Financial’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the exchange ratio to First Financial. Sandler O’Neill’s opinion does not constitute a recommendation to any First Financial shareholder as to how such First Financial shareholder should vote at any meeting of shareholders called to consider and vote upon the First Financial merger proposal. It does not address the underlying business decision of First Financial to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for First Financial, or the effect of any other transaction in which First Financial might engage.

For further information, see “The Merger—Opinion of Sandler O’Neill & Partners L.P.” beginning on page 50.

Opinion of Keefe, Bruyette & Woods, Inc. (page 66 and Annex C)

In connection with the merger, MainSource’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated July 25, 2017, to the MainSource board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of MainSource common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the MainSource board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of MainSource to engage in the merger or enter into the merger agreement or constitute a recommendation to the MainSource board of directors in connection with the merger, and it does not constitute a recommendation to any holder of MainSource common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 66.

Treatment of MainSource Equity-Based Awards (page 90)

Options. At the effective time of the merger, each option granted by MainSource to purchase shares of MainSource common stock that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, shall without any further action on the part of the holder thereof, be assumed by First Financial and converted into an option to purchase from First Financial, on the same terms and conditions as were applicable under such MainSource options, a number of shares of First Financial common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of MainSource common stock subject to such MainSource stock option immediately prior to the effective time by (y) the exchange ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of MainSource common stock subject to such MainSource stock option by (ii) the exchange ratio.

Restricted Stock. Immediately prior to the effective time of the merger, each outstanding restricted share of MainSource common stock will fully vest (with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement) and be cancelled and converted automatically into the right to receive the merger consideration, less applicable tax withholdings.

Performance Share Units. Immediately prior to the effective time of the merger, each outstanding performance share unit award in respect of MainSource common stock will fully vest (with any performance-based vesting condition applicable to such performance share unit deemed satisfied at target) and shall be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of MainSource common stock underlying such performance share unit, less applicable tax withholdings.

For further information, see “The Merger Agreement—Treatment of MainSource Equity-Based Awards” beginning on page 90.

First Financial Will Hold its Special Meeting on December 4, 2017 (page 31)

The First Financial special meeting will be held on December 4, 2017, at 10:00 a.m. local time. Shareholders of First Financial will be able to attend the First Financial special meeting in person, at the Taft Centre at Fountain Square, 425 Walnut Street, Second Floor, Cincinnati, Ohio 45202, and will be able to view a webcast of the special meeting via the Internet at www.virtualshareholdermeeting.com/ffbc17SM. At the First Financial special meeting, First Financial shareholders will be asked to:

•	approve the First Financial merger proposal; and
•	approve the First Financial adjournment proposal.

Only holders of record of First Financial common stock at the close of business on October 13, 2017 will be entitled to vote at the First Financial special meeting (which we refer to as the “First Financial record date”). Each share of First Financial common stock is entitled to one vote on each proposal to be considered at the First Financial special meeting. As of the First Financial record date, there were 62,068,758 shares of First Financial common stock entitled to vote at the special meeting. The directors and executive officers of First Financial and their affiliates beneficially owned, and were entitled to vote, approximately 1,049,553 shares of First Financial common stock, representing approximately 1.69% of the shares of First Financial common stock outstanding on the First Financial record date.

For further information, see “The First Financial Special Meeting—Date, Time, and Place of Meeting” beginning on page 31.

MainSource Will Hold its Special Meeting on December 4, 2017 (page 36)

The MainSource special meeting will be held on December 4, 2017, at 2:00 p.m. local time, at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240. At the MainSource special meeting, MainSource shareholders will be asked to:

•	approve the MainSource merger proposal;
•	approve the MainSource compensation proposal; and
•	approve the MainSource adjournment proposal.

Only holders of record of MainSource common stock at the close of business on October 13, 2017 will be entitled to vote at the MainSource special meeting (which we refer to as the “MainSource record date”). Each share of MainSource common stock is entitled to one vote on each proposal to be considered at the MainSource special meeting. As of the MainSource record date, there were 25,582,413 shares of MainSource common stock entitled to vote at the special meeting. The directors and executive officers of MainSource and their affiliates beneficially owned, and were entitled to vote, approximately 950,974 shares of MainSource common stock, representing approximately 3.7% of the shares of MainSource common stock outstanding on the MainSource record date.

For further information, see “The MainSource Special Meeting—Date, Time, and Place of Meeting” beginning on page 36.

First Financial Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page 31)

First Financial merger proposal:

Standard: Approval of the First Financial merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial common stock entitled to vote on the proposal.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker with respect to the First Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

First Financial adjournment proposal:

Standard: Approval of the First Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the First Financial special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Financial adjournment proposal. However, if you fail to submit a proxy card or vote in person at the First Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the First Financial adjournment proposal, it will have no effect on the proposal.

For further information, see “The First Financial Special Meeting — Vote Required; Treatment of Abstentions and Failure to Vote” beginning on page 31.

MainSource Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page 36)

MainSource merger proposal:

Standard: Approval of the MainSource merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of MainSource common stock entitled to vote on the proposal.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the MainSource merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

MainSource compensation proposal:

Standard: Approval of the MainSource compensation proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource compensation proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource compensation proposal, it will have no effect on the proposal.

MainSource adjournment proposal:

Standard: Approval of the MainSource adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource adjournment proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The MainSource Special Meeting—Vote Required; Treatment of Abstentions and Failure to Vote” beginning on page 36.

Material U.S. Federal Income Tax Consequences of the Merger (page 102)

It is a condition to the completion of the merger that First Financial and MainSource receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” if you are a U.S. holder of MainSource common stock, you will not recognize gain or loss pursuant to the merger, except in the case of cash received instead of fractional shares of First Financial common stock.

For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 102 of this joint proxy statement/prospectus.

The U.S. federal income tax consequences described above may not apply to all holders of MainSource common stock. We strongly urge you to consult your independent tax advisor for a full understanding of the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable treaty.

First Financial’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page 77)

First Financial shareholders should be aware that First Financial’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of First Financial shareholders generally. These interests include, among others, continued service as a director for certain First Financial directors, continued employment for certain executive officers of First Financial, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger.

The First Financial board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to First Financial shareholders. See the section entitled “The Merger—Interests of First Financial’s Directors and Executive Officers in the Merger” beginning on page 77 of this joint proxy statement/prospectus for a more detailed description of these interests.

MainSource’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page 80)

MainSource’s shareholders should be aware that MainSource’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of MainSource shareholders generally. These interests include, among others, the treatment of outstanding MainSource equity awards pursuant to the merger agreement, certain payments and benefits payable under change in control agreements entered into with certain officers, continued employment for certain executive officers of MainSource, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger.

Pursuant to the merger agreement, First Financial has agreed to cause the number of directors that will comprise the board of directors of First Financial effective as of the effective time of the merger to be 15. Effective as of the effective time of the merger, the board of directors of First Financial shall consist of nine current members of the First Financial board of directors (the “First Financial Continuing Directors”) and six current members of the MainSource board of directors (the “MainSource Continuing Directors”). The First Financial Continuing Directors and the MainSource Continuing Directors shall be mutually agreed upon by the chairperson of the board of directors and Chief Executive Officer of First Financial and the lead director and Chief Executive Officer of MainSource.

Pursuant to the terms of the merger agreement, as of the date of the merger agreement, Claude E. Davis, Chief Executive Officer of First Financial, and Archie M. Brown, Jr., President and Chief Executive Officer of MainSource, entered into employment agreements which shall become effective at the effective time of the merger. Upon completion of the merger, Mr. Davis will become Executive Chairman and Mr. Brown will become President and Chief Executive Officer of the combined company. In addition, Chris M. Harrison, James M. Anderson, and Karen B. Woods, current executive officers of MainSource, will continue as officers of First Financial following the closing of the merger.

The MainSource board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to MainSource shareholders. See the section entitled “The Merger—Interests of MainSource’s Directors and Executive Officers in the Merger” beginning on page 80 of this joint proxy statement/prospectus for a more detailed description of these interests.

MainSource Shareholders WILL NOT Be Entitled To Assert Dissenters’ Rights (page 86)

Under the Indiana Business Corporation Law (which we refer to as the “IBCL”), which is the law under which MainSource is incorporated, the holders of MainSource common stock will not be entitled to any dissenters’ rights in connection with the merger.

For more information, see “The Merger—Dissenters’ Rights in the Merger” beginning on page 86.

Regulatory Approvals Required for the Merger (page 86)

Subject to the terms of the merger agreement, both MainSource and First Financial have agreed to use their reasonable best efforts to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such approvals. These approvals include approvals from, among others, the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” and the Ohio Division of Financial Institutions, which we refer to as the “ODFI.” First Financial and MainSource have filed applications and notifications to obtain the required regulatory approvals.

Although neither MainSource nor First Financial knows of any reason why it cannot obtain these regulatory approvals in a timely manner, MainSource and First Financial cannot be certain when or if they will be obtained. For more information, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 86.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 99)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including:

•	the approval of the First Financial merger proposal by the requisite vote of First Financial shareholders;
•	the approval of the MainSource merger proposal by the requisite vote of MainSource shareholders;
•	the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above;
•	authorization for listing on NASDAQ of the shares of First Financial common stock to be issued in the merger;
•	effectiveness of the registration statement on Form S-4 for the First Financial common stock to be issued in the merger;
•	the absence of any order, injunction, or other legal restraint preventing the completion of the merger or making the completion of the merger illegal;
•	subject to certain exceptions, the accuracy of the representations and warranties of each of First Financial and MainSource;
•	performance in all material respects by each of First Financial and MainSource of its obligations under the merger agreement; and
•	receipt by each of First Financial and MainSource of an opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither MainSource nor First Financial can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 99.

Termination of the Merger Agreement (page 99)

The merger agreement may be terminated at any time by First Financial or MainSource prior to the effective time of the merger under the following circumstances:

•	by mutual written consent;
•	if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement;
•	by either party, if the merger is not consummated by October 31, 2018, unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; and
•	subject to cure rights, if there shall have been a breach of any of the covenants or agreements, or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied.

In addition, the merger agreement may be terminated:

•	by MainSource if, prior to obtaining the approval of the First Financial shareholders of the First Financial merger proposal, the First Financial board of directors makes an adverse recommendation change or breaches its obligations with respect to calling a meeting of its shareholders or recommending that its shareholders adopt the merger agreement; or
•	by First Financial if, prior to obtaining the approval of the MainSource shareholders of the MainSource merger proposal, the MainSource board of directors makes an adverse recommendation change or breaches its obligations with respect to the non-solicitation of acquisition proposals, calling a meeting of its shareholders, or recommending that its shareholders adopt the merger agreement; or
•	by MainSource, in the event that (i) the volume-weighted average price of shares of First Financial common stock quoted on NASDAQ for the 20 consecutive trading days preceding the Determination Date (as defined below) (the “First Financial Average Closing Price”) is less than $22.18 per share, and (ii) the First Financial Average Closing Price for such period underperforms the KBW Regional Banking Index by greater than 20%. If MainSource exercises its termination right described in the preceding sentence, First Financial will have the option to keep the merger agreement in full force and effect by increasing the exchange ratio to adjust for such decrease in market value. The merger agreement defines “Determination Date” as the latest of (i) the date on which all regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period); or (ii) the date on which the shareholder approvals of both MainSource and First Financial have been received.

For more information, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 99.

Termination Fee (page 101)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of MainSource’s board of directors, MainSource may be required to pay to First Financial a termination fee equal to $40 million. This termination fee could discourage other companies from seeking to acquire or merge with MainSource. For more information, see “The Merger Agreement—Termination Fee” beginning on page 101.

Information About the Companies (page 41)

First Financial Bancorp.

First Financial is an Ohio corporation, organized in 1982, that owns all of the outstanding shares of common stock of First Financial Bank. At June 30, 2017, First Financial had, on a consolidated basis, $8.7 billion in assets, $5.9 billion in loans, $6.5 billion in deposits, and shareholders’ equity of $0.9 billion. First Financial Bank, a growing full-service bank founded in 1863, is headquartered in Cincinnati, Ohio and is the principal bank subsidiary of First Financial. With $8.7 billion in assets and 1,429 full-time equivalent employees as of June 30, 2017, First Financial Bank accounts for substantially all of First Financial’s consolidated assets and results of operation. First Financial provides banking and financial services products through its four lines of business: Commercial and Private Banking, Retail Banking, Investment Commercial Real Estate, and Commercial Finance. These business units provide traditional banking services to business and retail clients including time and transaction deposit accounts, commercial loans, real estate loans, and consumer loans. Commercial and Private Banking includes First Financial Wealth Management, which provides wealth planning, portfolio management, trust and estate, brokerage, and retirement plan services.

First Financial’s principal office is located at 255 East Fifth Street, Suite 700, Cincinnati, Ohio 45202, and its telephone number at that location is (877) 322-9530. First Financial’s stock is traded on NASDAQ under the symbol “FFBC.” Additional information about First Financial and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Information About First Financial” beginning on page 41 and “Where You Can Find More Information” beginning on page 125.

MainSource Financial Group, Inc.

MainSource is an Indiana corporation, organized in 1993, that owns all of the outstanding shares of common stock of MainSource Bank, which was established on January 1, 1904. At June 30, 2017, MainSource had, on a consolidated basis, $4.6 billion in assets, $3.0 billion in loans, $3.5 billion in deposits, and shareholders’ equity of $0.5 billion. MainSource Bank is headquartered in Greensburg, Indiana and is the principal bank subsidiary of MainSource. With $4.6 billion in assets and 979 full-time equivalent employees as of June 30, 2017, MainSource Bank accounts for substantially all of MainSource’s consolidated assets and results of operation. Within its geographic area, MainSource provides traditional banking products and services including time and transaction deposit accounts; consumer, commercial, agribusiness and real estate loans; corporate trust services; and other sophisticated financial products and services to business and retail clients.

MainSource’s principal office is located at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, and its telephone number at that location is (812) 663-6734. MainSource’s stock is traded on NASDAQ under the symbol “MSFG.” Additional information about MainSource and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Information About MainSource” beginning on page 41 and “Where You Can Find More Information” beginning on page 125.

Risk Factors (page 25)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 25.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST FINANCIAL

The following table summarizes selected historical consolidated financial data of First Financial for the periods and as of the dates indicated. This information has been derived from First Financial’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2017 and June 30, 2016 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of First Financial. You should not assume the results of operations for past periods and for the six months ended June 30, 2017 and 2016 indicate results for any future period.

You should read this information in conjunction with First Financial’s consolidated financial statements and related notes thereto included in First Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, and in First Financial’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 125 of this proxy statement/prospectus.

	At or for the six months ended June 30,		At or for the twelve months ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Selected year-end balances:
Total assets	$8,710,042	$8,310,102	$8,437,967	$8,147,411	$7,217,821	$6,417,213	$6,497,048
Earning assets	7,973,274	7,580,843	7,719,285	7,431,707	6,594,626	5,840,849	5,961,727
Investment securities(1)	2,048,132	1,835,721	1,854,201	1,970,626	1,761,090	1,798,300	1,874,343
Total loans and leases	5,873,765	5,701,213	5,757,482	5,388,760	4,777,235	3,963,514	3,927,180
FDIC indemnification asset	9,599	14,504	12,017	17,630	22,666	45,091	119,607
Interest-bearing demand deposits	1,496,173	1,436,078	1,513,771	1,414,291	1,225,378	1,125,723	1,160,815
Savings deposits	2,398,262	1,974,449	2,142,189	1,945,805	1,889,473	1,612,005	1,623,614
Time deposits	1,097,911	1,279,934	1,321,843	1,406,124	1,255,364	952,327	1,068,637
Noninterest-bearing demand deposits	1,476,563	1,429,163	1,547,985	1,413,404	1,285,527	1,147,452	1,102,774
Total deposits	6,468,909	6,119,624	6,525,788	6,179,624	5,655,742	4,837,507	4,955,840
Short-term borrowings	1,088,333	1,115,084	807,912	938,425	661,392	748,749	624,570
Long-term debt	119,669	119,596	119,589	119,540	48,241	60,780	75,202
Shareholders’ equity	898,117	846,723	865,224	809,376	784,077	682,161	710,425
Summary of operations:
Interest Income	$159,617	$149,978	$305,950	$269,759	$247,859	$245,208	$280,930
Tax equivalent adjustment(2)	2,519	2,110	4,215	4,017	3,224	2,142	1,055
Interest income tax – equivalent(2)	162,136	152,088	310,165	273,776	251,083	247,350	281,985
Interest expense	22,165	16,291	33,279	23,257	19,234	16,888	27,589
Net interest income tax – equivalent(2)	$139,971	$135,797	$276,886	$250,519	$231,849	$230,462	$254,396
Interest income	$159,617	$149,978	$305,950	$269,759	$247,859	$245,208	$280,930
Interest expense	22,165	16,291	33,279	23,257	19,234	16,888	27,589
Net interest income	137,452	133,687	272,671	246,502	228,625	228,320	253,341
Provision for loan and lease losses	834	5,692	10,140	9,641	1,528	8,909	50,020
Noninterest income	34,818	35,706	69,601	75,202	63,965	73,647	122,421
Noninterest expenses	102,601	100,133	201,401	201,130	196,034	225,475	221,997
Income before income taxes	68,835	63,568	130,731	110,933	95,028	67,583	103,745
Income tax expense	21,685	21,186	42,205	35,870	30,028	19,234	36,442
Net Income	$47,150	$42,382	$88,526	$75,063	$65,000	$48,349	$67,303
Per Share Data:
Earnings per common share
Basic	$0.77	$0.69	$1.45	$1.23	$1.11	$0.84	$1.16
Diluted	$0.76	$0.68	$1.43	$1.21	$1.09	$0.83	$1.14
Cash dividends declared per common share	$0.34	$0.32	$0.64	$0.64	$0.61	$0.94	$1.18
Average common shares outstanding-basic (in thousands)	61,471,347	61,115,525	61,206,093	61,062,657	58,662,836	57,270,233	57,876,685
Average common shares outstanding-diluted (in thousands)	62,187,473	61,912,366	61,985,422	61,847,547	59,392,667	58,073,054	58,868,792

	At or for the six months ended June 30,		At or for the twelve months ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Selected Financial Ratios:
Average loans to average deposits(3)	88.58%	88.29%	89.33%	84.00%	83.20%	82.12%	75.66%
Net charge-offs to average loans and leases	0.14%	0.09%	0.10%	0.18%	0.27%	0.99%	1.34%
Average shareholders’ equity to average total assets	10.36%	10.16%	10.24%	10.73%	10.75%	11.17%	11.30%
Return on average assets	1.12%	1.04%	1.07%	1.00%	0.96%	0.77%	1.07%
Return on average equity	10.80%	10.27%	10.48%	9.33%	8.94%	6.89%	9.43%
Net interest margin	3.56%	3.62%	3.62%	3.60	3.71%	3.97%	4.37%
Net interest margin (tax equivalent basis)(2)	3.63%	3.67%	3.68%	3.66%	3.76%	4.01%	4.39%
Dividend payout	44.16%	46.38%	44.14%	52.03%	54.95%	111.90%	101.72%
Capital Ratios:
Leverage ratio	8.69%	8.38%	8.60%	8.33%	9.44%	10.11%	10.25%
Tier 1 risk-based capital ratio	10.54%	10.07%	10.46%	10.29%	12.69%	14.61%	16.32%
Total risk-based capital ratio	13.05%	12.70%	13.10%	13.04%	13.71%	15.88%	17.60%
Average tangible equity to average tangible assets	8.09%	7.78%	7.89%	8.13%	8.79%	9.72%	9.83%
Asset Quality Ratios:
Allowance for loan and lease losses to
Nonaccrual loans	150.05%	254.56%	326.91%	190.73%	109.06%	116.55%	73.46%
Nonperforming loans	96.77%	112.74%	120.83%	93.89%	82.08%	83.17%	62.95%
Total ending loans	0.93%	0.99%	1.01%	0.99%	1.11%	1.25%	1.50%
Nonperforming loans to total loans	0.97%	0.88%	0.83%	1.06%	1.35%	1.50%	2.39%
Nonperforming assets to
Ending loans, plus OREO	1.07%	1.04%	0.94%	1.30%	1.81%	2.06%	2.77%
Total assets	0.72%	0.72%	0.64%	0.86%	1.21%	1.13%	1.36%
Nonperforming assets, excluding accruing TDRs to
Ending loans, plus OREO	0.72%	0.55%	0.42%	0.76%	1.48%	1.63%	2.43%
Total assets	0.49%	0.38%	0.28%	0.51%	0.99%	0.89%	1.19%
Classified assets to total assets	1.13%	1.72%	1.48%	1.63%	2.14%	1.72%	1.99%
(1)	Includes investment securities held-to-maturity, investment securities available-for-sale, investment securities trading, and other investments.
(2)	Tax equivalent basis was calculated using a 35.00% tax rate in all years presented.
(3)	Includes covered loans and loans held for sale.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MAINSOURCE

The following table summarizes selected historical consolidated financial data of MainSource for the periods and as of the dates indicated. This information has been derived from MainSource’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2017 and June 30, 2016 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of MainSource. You should not assume the results of operations for past periods and for the six months ended June 30, 2017 and 2016 indicate results for any future period.

You should read this information in conjunction with MainSource’s consolidated financial statements and related notes thereto included in MainSource’s Annual Report on Form 10-K for the year ended December 31, 2016, and in MainSource’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 125 of this proxy statement/prospectus.

	At or for the six months ended June 30,		At or for the twelve months ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Selected year-end balances:
Total assets	$4,589,556	$3,994,584	$4,080,257	$3,385,408	$3,122,516	$2,847,209	$2,769,288
Earning assets – EOP	4,147,605	3,628,773	3,706,119	3,112,938	2,851,399	2,590,154	2,495,938
Investment securities(1)	1,079,555	1,032,380	1,007,540	925,279	867,760	891,106	902,341
Total loans and leases	3,028,686	2,548,803	2,651,673	2,155,392	1,957,765	1,671,926	1,553,383
FDIC indemnification asset	—	—	—	—	—	—	—
Interest-bearing demand deposits	1,274,062	1,179,926	1,163,010	1,084,786	1,054,780	884,128	855,049
Savings deposits	863,537	757,506	749,391	599,729	559,761	501,494	470,265
Time deposits	535,274	484,273	431,311	324,821	340,387	378,456	454,573
Noninterest-bearing demand deposits	849,470	677,654	767,159	641,439	513,393	436,550	405,167
Total deposits	3,522,343	3,099,359	3,110,871	2,650,775	2,468,321	2,200,628	2,185,054
Short-term borrowings	210,338	130,946	209,672	28,363	26,349	38,594	34,519
Long-term debt	318,126	291,047	290,897	310,727	255,652	294,252	191,470
Shareholders’ equity	516,424	453,782	449,494	381,360	360,662	305,526	323,751
Summary of operations:
Interest Income	$74,408	$59,616	$128,327	$111,110	$103,095	$101,279	$108,768
Tax equivalent adjustment(2)	3,932	3,676	7,410	7,214	6,736	7,010	6,972
Interest income tax – equivalent(2)	78,340	63,292	135,737	118,324	109,831	108,289	115,740
Interest expense	6,610	5,046	10,726	8,385	8,607	9,979	14,686
Net interest income tax – equivalent(2)	$71,730	$58,246	$125,011	$109,939	$101,224	$98,310	$101,054
Interest income	$74,408	$59,616	$128,327	$111,110	$103,095	$101,279	$108,768
Interest expense	6,610	5,046	10,726	8,385	8,607	9,979	14,686
Net interest income	67,798	54,570	117,601	102,725	94,488	91,300	94,082
Provision for loan and lease losses	100	705	1,705	1,625	1,500	4,534	9,850
Noninterest income	26,527	25,327	52,612	50,272	43,007	43,129	43,891
Noninterest expenses	65,864	60,254	118,048	105,597	99,220	98,231	94,838
Income before income taxes	28,361	18,938	50,460	45,775	36,775	31,664	33,285
Income tax expense	6,634	4,055	12,137	10,233	7,779	5,319	6,027
Net Income	$21,727	$14,883	$38,323	$35,542	$28,996	$26,345	$27,258
Per share data:
Earnings per common share
Basic	$0.88	$0.67	$1.66	$1.64	$1.40	$1.26	$1.31
Diluted	0.87	0.66	1.64	1.62	1.39	1.26	1.30
Cash dividends declared per common share	$0.33	$0.30	$0.61	$0.54	$0.42	$0.28	$0.08
Average common shares outstanding – basic (in thousands)	24,631,354	22,165,535	23,105,317	21,637,775	20,706,688	20,375,365	20,265,761
Average common shares outstanding – diluted (in thousands)	25,031,865	22,441,142	23,431,355	21,909,370	20,854,068	20,432,852	20,324,657

	At or for the six months ended June 30,		At or for the twelve months ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Selected Financial Ratios:
Average loans to average deposits(3)	85.18%	80.95%	81.86%	78.52%	76.31%	72.46%	71.76%
Net charge-offs to average loans and leases	0.02%	0.11%	0.05%	0.14%	0.33%	0.57%	1.13%
Average shareholders’ equity to average total assets	11.29%	11.38%	11.36%	11.46%	11.27%	11.32%	12.12%
Return on average assets	1.04%	0.85%	1.01%	1.10%	0.99%	0.95%	0.99%
Return on average equity	9.19%	7.45%	8.93%	9.56%	8.81%	8.35%	8.15%
Net interest margin	3.56%	3.41%	3.44%	3.49%	3.56%	3.63%	3.79%
Net interest margin (tax equivalent basis)(2)	3.76%	3.64%	3.65%	3.74%	3.82%	3.91%	4.07%
Dividend payout	37.50%	44.78%	36.75%	32.93%	30.00%	22.22%	6.11%
Capital Ratios:
Leverage ratio	9.74%	10.30%	9.80%	10.20%	10.20%	10.10%	10.40%
Tier 1 risk-based capital ratio	12.62%	13.70%	13.90%	14.50%	14.90%	15.40%	16.50%
Total risk-based capital ratio	13.30%	14.50%	14.70%	15.50%	16.00%	16.70%	17.80%
Average tangible equity to average tangible assets	8.35%	9.22%	9.05	9.26%	9.06%	9.03%	9.87%
Asset Quality Ratios
Allowance for loan and lease losses to
Nonaccrual loans	114.77%	132.56%	142.33%	171.46%	171.01%	123.58%	90.91%
Nonperforming loans	114.77%	131.54%	125.39%	171.46%	171.01%	123.50%	89.48%
Total ending loans	0.74%	0.84%	0.85%	1.02%	1.19%	1.65%	2.07%
Nonperforming loans to total loans	0.64%	0.64%	0.68%	0.60%	0.69%	1.34%	2.32%
Nonperforming assets to
Ending loans, plus OREO	0.81%	0.90%	0.87%	0.83%	1.61%	1.83%	3.70%
Total assets	0.54%	0.58%	0.57%	0.53%	1.00%	1.07%	2.09%
Nonperforming assets, excluding accruing TDRs to
Ending loans, plus OREO	0.71%	0.76%	0.75%	0.69%	0.83%	1.58%	2.74%
Total assets	0.47%	0.49%	0.49%	0.44%	0.52%	0.93%	1.54%
Classified assets to total assets	0.93%	1.04%	0.94%	0.65%	1.26%	1.89%	2.58%
(1)	Includes investment securities held-to-maturity, investment securities available-for-sale, investment securities trading, and other investments.
(2)	Tax equivalent basis was calculated using a 35.00% tax rate in all years presented.
(3)	Includes covered loans and loans held for sale.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of First Financial giving effect to the merger with MainSource. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting, with First Financial treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of MainSource, as of the effective date of the merger, will be recorded by First Financial at their respective estimated fair values, and the excess of the merger consideration over the fair value of MainSource’s net assets will be allocated to goodwill.

The pro forma financial condition data set forth in the table below assumes that the transactions became effective on June 30, 2017. The accompanying unaudited pro forma condensed combined income statement for the periods ended December 31, 2016 and June 30, 2017 present the pro forma results of operations of First Financial giving effect to the merger as if it became effective on January 1, 2016. The unaudited pro forma condensed combined balance sheet information as of June 30, 2017 gives effect to the merger as if it occurred on June 30, 2017, and combines the historical balance sheets of First Financial and MainSource as of June 30, 2017. The selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of the purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in the notes thereto, are preliminary and may be revised.

Selected Unaudited Pro Forma Financial Data

(Dollars in thousands, except per share data)	For the six months ended June 30, 2017	For the year ended December 31, 2016
Unaudited Pro Forma Condensed Combined Income Statement Information
Net interest income	$204,518	$387,725
Provision for loan and lease losses	834	10,140
Income before income taxes	92,591	170,132
Net income	65,884	119,661
As of June 30, 2017
Unaudited Pro Forma Condensed Combined Balance Sheet Information
Loans and leases, net	$8,818,392
Total assets	13,806,092
Deposits	9,987,298
Total shareholders' equity	1,913,682

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Presented below are First Financial’s historical per share data for the six months ended June 30, 2017, as derived from unaudited financial statements of First Financial, and MainSource’s historical per share data for the six months ended June 30, 2017, as derived from unaudited financial statements of MainSource. The pro forma combined per share data for the six months ended June 30, 2017 and the per equivalent MainSource share information provided in the table below is unaudited. The unaudited pro forma data and equivalent per share information give effect to the merger as if the transaction had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on June 30, 2017 in the case of the earnings per share and dividends declared data. This information should be read together with the historical consolidated financial statements and related notes of First Financial and MainSource filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

	First Historical	MainSource Historical	Pro Forma Combined	Per Equivalent MainSource Share(3)
For the six months ended June 30, 2017:
Basic earnings per common share(1)	$0.77	$0.88	$0.69	$0.96
Diluted earnings per share(1)	0.76	0.87	0.68	0.94
Cash dividends declared per common share(2)	0.34	0.33	0.34	0.47
Tangible book value per share as of June 30, 2017	11.07	14.34	10.67	14.81
Book value per share as of June 30, 2017	14.45	20.19	19.60	27.20
(1)	Pro forma combined earnings per share data excludes the impact of anticipated cost savings (refer to Note 4 below in “Notes to Unaudited Pro Forma Condensed Combined Financial Information”) and potential revenue enhancements that may be realized through the merger.
(2)	Pro forma combined cash dividends declared are based upon First Financial’s historical amounts.
(3)	Pro forma per equivalent MainSource share information is calculated based on pro forma combined multiplied by the 1.3875 exchange ratio.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving First Financial’s or MainSource’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of First Financial, MainSource, or the combined company following the merger, the combined company’s plans, objectives, expectations, and intentions, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation, and other statements that are not historical facts. These statements are only predictions based on First Financial’s and MainSource’s current expectations and projections about future events. There are important factors that could cause First Financial’s and MainSource’s actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 25.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in First Financial’s and MainSource’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the inability to close the merger and the bank merger in a timely manner;
•	the failure to complete the merger due to the failure of First Financial or MainSource shareholders to approve the First Financial or MainSource merger proposals;
•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;
•	the potential impact of announcement or consummation of the proposed merger with MainSource on relationships with third parties, including customers, employees, and competitors;
•	business disruption following the merger;
•	difficulties and delays in integrating the First Financial and MainSource businesses or fully realizing cost savings and other benefits;
•	First Financial’s potential exposure to unknown or contingent liabilities of MainSource;
•	the impact of the combined company exceeding $10 billion in assets;
•	the challenges of integrating, retaining, and hiring key personnel;
•	failure to attract new customers and retain existing customers in the manner anticipated;
•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;
•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;
•	changes in First Financial’s stock price before closing, including as a result of the financial performance of MainSource prior to closing;
•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which First Financial and MainSource are highly dependent;

•	changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;
•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;
•	changes in interest rates, which may affect First Financial’s or MainSource’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of First Financial’s or MainSource’s assets, including its investment securities;
•	changes in accounting principles, policies, practices, or guidelines;
•	changes in First Financial’s credit ratings or in First Financial’s ability to access the capital markets;
•	natural disasters, war, or terrorist activities; and
•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting First Financial’s or MainSource’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond First Financial’s or MainSource’s control.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, First Financial and MainSource claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Except to the extent required by applicable law, First Financial and MainSource do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to First Financial, MainSource, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Risks Related to the Merger and First Financial’s Business Upon Completion of the Merger

Because the market price of First Financial common stock will fluctuate, MainSource shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of MainSource common stock (except for shares of MainSource common stock owned by MainSource as treasury stock or owned by MainSource or First Financial or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted)) will be converted into 1.3875 shares of First Financial common stock. The market value of the merger consideration will vary from the closing price of First Financial common stock on the date First Financial and MainSource announced the merger, on the date that this joint proxy statement/prospectus is mailed to MainSource shareholders, on the date of the special meeting of the MainSource shareholders, and on the date the merger is completed. Any change in the market price of First Financial common stock prior to the completion of the merger will affect the market value of the merger consideration that MainSource shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of First Financial common stock or shares of MainSource common stock.

The market price of First Financial’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding First Financial’s operations or business prospects, including market sentiment regarding First Financial’s entry into the merger agreement. These risks may be affected by:

•	operating results that vary from the expectations of First Financial’s management or of securities analysts and investors;
•	developments in First Financial’s business or in the financial services sector generally;
•	regulatory or legislative changes affecting First Financial’s industry generally or its business and operations;
•	operating and securities price performance of companies that investors consider to be comparable to First Financial;
•	changes in estimates or recommendations by securities analysts or rating agencies;
•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by First Financial or its competitors; and
•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit, or asset valuations or volatility.

Therefore, at the time of the MainSource special meeting, you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of First Financial common stock and for shares of MainSource common stock.

The market price of First Financial common stock after the merger may be affected by factors different from those affecting the shares of MainSource or First Financial currently.

Upon completion of the merger, holders of MainSource common stock will become holders of First Financial common stock. First Financial’s business differs in important respects from that of MainSource, and, accordingly, the results of operations of the combined company and the market price of First Financial common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Financial and MainSource. For a discussion of the businesses of First Financial and MainSource and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, First Financial and MainSource must obtain approvals from the Federal Reserve Board and the ODFI. Other approvals, waivers, or consents from regulators may also be required. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger.”

In a recent approval order, the Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will not in the future allow the application to remain pending while the banking organization addresses its weaknesses. The Federal Reserve Board explained that, in the future, if issues arise during the processing of an application, it will require the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, First Financial may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved. See “The Merger—Regulatory Approvals Required for the Merger.”

The success of the merger and integration of First Financial and MainSource will depend on a number of uncertain factors.

The success of the merger will depend on a number of factors, including, without limitation:

•	First Financial’s ability to integrate the branches acquired from MainSource Bank in the merger (which we refer to as the “acquired branches”) into First Financial Bank’s current operations;
•	First Financial’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the merger;
•	First Financial’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;
•	First Financial’s ability to retain and attract the appropriate personnel to staff the acquired branches; and
•	First Financial’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert First Financial’s management’s attention and resources. No assurance can be given that First Financial will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures, and policies that adversely affect First Financial’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. First Financial may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect First Financial’s existing profitability, that First Financial will be able to achieve results in the future similar to those achieved by its existing banking business, or that First Financial will be able to manage any growth resulting from the merger effectively.

Combining First Financial and MainSource may be more difficult, costly, or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

First Financial and MainSource have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on First Financial’s ability to successfully combine and integrate the businesses of First Financial and MainSource in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees, or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect First Financial’s ability to successfully conduct its business, which could have an adverse effect on First Financial’s financial results and the value of its common stock. If First Financial experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause First Financial and/or MainSource to lose customers or cause customers to remove their accounts from First Financial and/or MainSource and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of MainSource and First Financial during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The combined company may be unable to retain First Financial and/or MainSource personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by First Financial and MainSource. It is possible that these employees may decide not to remain with First Financial or MainSource, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating MainSource to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, First Financial and MainSource may not be able to locate suitable replacements for any key employees who leave either company, or to offer employment to potential replacements on reasonable terms.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations of First Financial after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what First Financial’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the MainSource identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of MainSource as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 105.

Certain of MainSource’s directors and executive officers have interests in the merger that may differ from the interests of MainSource’s shareholders.

MainSource’s shareholders should be aware that some of MainSource’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of MainSource’s shareholders generally. MainSource’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that MainSource’s shareholders vote in favor of adopting the merger agreement.

For a more complete description of these interests, please see “The Merger—Interests of MainSource’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact MainSource or First Financial.

If the merger agreement is terminated, there may be various consequences. For example, MainSource’s or First Financial’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of MainSource’s or First Financial’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, MainSource may be required to pay to First Financial a termination fee of $40 million.

MainSource and First Financial will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on MainSource or First Financial. These uncertainties may impair MainSource’s or First Financial’s ability to attract, retain, and motivate key personnel until the merger is completed, and could cause customers and others that deal with MainSource or First Financial to seek to change existing business relationships with MainSource or First Financial. Retention of certain employees by MainSource or First Financial may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with MainSource or First Financial, MainSource’s business or First Financial’s business could be harmed. In addition, subject to certain exceptions, each of First Financial and MainSource has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to MainSource and First Financial.

If the merger is not completed, First Financial and MainSource will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of First Financial and MainSource has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, First Financial and MainSource would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits MainSource’s ability to pursue acquisition proposals and requires MainSource to pay a termination fee to First Financial of $40 million under limited circumstances, including circumstances relating to acquisition proposals. Additionally, certain provisions of the First Financial and MainSource amended and restated articles of incorporation, amended and restated regulations, and amended and restated bylaws (referenced throughout this joint proxy statement/prospectus as “articles of incorporation,” “regulations,” and “bylaws”) may deter potential acquirers.

The merger agreement prohibits MainSource from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers.” The merger agreement also provides that MainSource will be required to pay a termination fee in the amount of $40 million in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation by MainSource’s board of directors. See “The Merger Agreement—Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of MainSource from considering or proposing such an acquisition. Certain provisions of the MainSource or First Financial articles of incorporation, regulations, or bylaws, or of the IBCL or OGCL, as applicable, could make it more difficult for a third-party to acquire control of MainSource or First Financial and may discourage a potential competing acquirer.

The shares of First Financial common stock to be received by MainSource shareholders as a result of the merger will have different rights from the shares of MainSource common stock.

Upon completion of the merger, MainSource shareholders will become First Financial shareholders and their rights as shareholders will be governed by the OGCL and the First Financial articles of incorporation and regulations. The rights associated with MainSource common stock are different from the rights associated with

First Financial common stock. Please see “Comparison of Rights of First Financial Shareholders and MainSource Shareholders” beginning on page 119 for a discussion of the different rights associated with First Financial common stock.

Holders of MainSource and First Financial common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of MainSource and First Financial common stock currently have the right to vote in the election of the board of directors and on other matters affecting MainSource and First Financial, respectively. Upon completion of the merger, each MainSource shareholder who receives shares of First Financial common stock will become a shareholder of First Financial, with a percentage ownership of First Financial that is smaller than the shareholder’s percentage ownership of MainSource. Based on the number of shares outstanding on July 25, 2017 and the shares expected to be issued in the merger, the former shareholders of MainSource as a group will receive shares in the merger constituting approximately 36.6% of the outstanding shares of First Financial common stock immediately after the merger. As a result, current shareholders of First Financial as a group will own approximately 63.4% of the outstanding shares of First Financial common stock immediately after the merger. Because of this, MainSource shareholders may have less influence on the management and policies of First Financial than they now have on the management and policies of MainSource, and current First Financial shareholders may have less influence than they now have on the management and policies of First Financial.

MainSource shareholders will not have dissenters’ rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the IBCL, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the agreement of merger or consolidation.

Because MainSource common stock is listed on NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date, and because the merger otherwise satisfies the foregoing requirements of the IBCL, holders of MainSource common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of MainSource common stock.

Upon completion of the merger, First Financial will exceed $10 billion in assets, and as a result, it will become subject to increased regulatory requirements, which could materially and adversely affect it.

Upon completion of the merger, First Financial’s bank subsidiary’s total assets will exceed $10 billion, and First Financial and its bank subsidiary will therefore become subject to increased regulatory requirements. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets, including compliance with portions of the Federal Reserve Board’s enhanced prudential oversight requirements and annual stress testing requirements. Failure to meet the enhanced prudential standards and stress testing requirements could limit, among other things, First Financial’s ability to engage in expansionary activities or make dividend payments to its shareholders. In addition, banks with $10 billion or more in total assets are primarily examined by the Consumer Financial Protection Bureau (“CFPB”) with respect to various federal consumer financial protection laws and regulations. Currently, First Financial’s bank subsidiary is subject to regulations adopted by the CFPB, but the Federal Reserve Board is primarily responsible for examining First Financial’s bank subsidiary’s compliance with federal consumer financial protection laws and those CFPB regulations. As a relatively new agency with evolving regulations and practices, there is uncertainty as to how the CFPB’s examination and regulatory authority might impact First Financial’s business.

With respect to deposit-taking activities, banks with assets in excess of $10 billion are subject to two changes. First, these institutions are subject to a deposit assessment based on a new scorecard issued by the Federal Deposit Insurance Corporation (“FDIC”). This scorecard considers, among other things, the bank’s CAMELS rating, results of asset-related stress testing and funding-related stress, as well as First Financial’s use of core deposits, among other things. Depending on the results of the bank’s performance under that scorecard, the total base assessment rate is between 2.5 to 45 basis points. Any increase in First Financial’s bank subsidiary’s deposit insurance assessments may result in an increased expense related to its use of deposits as a funding source.

Additionally, banks with over $10 billion in total assets are no longer exempt from the requirements of the Federal Reserve Board’s rules on interchange transaction fees for debit cards. This means that, beginning on July 1 following the bank’s crossing the $10 billion threshold at the end of a calendar year, First Financial’s bank subsidiary will be limited to receiving only a “reasonable” interchange transaction fee for any debit card transactions processed using debit cards issued to its customers. The Federal Reserve Board has determined that it is unreasonable for a bank with more than $10 billion in total assets to receive more than $0.21 plus 5 basis points of the transaction plus a $0.01 fraud adjustment for an interchange transaction fee for debit card transactions. A reduction in the amount of interchange fees First Financial’s bank subsidiary receives for electronic debit interchange will reduce its revenues. During fiscal year 2016, First Financial’s bank subsidiary collected $13.7 million in debit card interchange fees. First Financial estimates that had it been subject to this limitation during 2016 its interchange fee revenue would have been reduced by approximately $6.2 million.

In anticipation of becoming subject to the heightened regulatory requirements, First Financial has begun to reorganize its compliance and risk personnel and implement various initiatives to address these requirements. However, compliance with these requirements may necessitate that it hire additional compliance or other personnel, design and implement additional internal controls, and/or incur other significant expenses, any of which could have a material adverse effect on its business, financial condition, or results of operations. Compliance with the annual stress testing requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or First Financial’s customers and, as a result, may adversely affect First Financial’s stock price or ability to retain customers or effectively compete for new business opportunities. To ensure compliance with these heightened requirements when effective, First Financial’s regulators may require it to take actions to prepare for compliance even before First Financial or First Financial’s bank subsidiary’s total assets equal or exceed $10 billion at the end of four consecutive quarters. As a result, First Financial has incurred and expects to continue to incur compliance-related costs before it is otherwise required. First Financial’s regulators may also consider its preparation for compliance with these regulatory requirements when examining its operations generally or considering any request for regulatory approval it may make, even requests for approvals on unrelated matters.

Risks Related to First Financial’s Business

You should read and consider risk factors specific to First Financial’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in First Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 125 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Related to MainSource’s Business

You should read and consider risk factors specific to MainSource’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in MainSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 125 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE FIRST FINANCIAL SPECIAL MEETING

This section contains information for First Financial shareholders about the special meeting that First Financial has called to allow its shareholders to consider and vote on the merger agreement and other related matters. First Financial is mailing this joint proxy statement/prospectus to you, as a First Financial shareholder, on or about October 24, 2017. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of First Financial shareholders and a form of proxy card that First Financial’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time, and Place of Meeting

The special meeting of First Financial shareholders will be held at 10:00 a.m., local time, on December 4, 2017. First Financial shareholders will be able to attend the First Financial special meeting in person at the Taft Centre at Fountain Square, 425 Walnut Street, Second Floor, Cincinnati, Ohio 45202. First Financial shareholders will also be able to view a webcast of the special meeting via the Internet at www.virtualshareholdermeeting.com/ffbc17SM when you enter your 16-digit control number included with the proxy card. Instructions on how to view the special meeting via the webcast are posted at www.virtualshareholdermeeting.com/ffbc17SM. First Financial shareholders will not be able to vote or revoke a proxy while viewing the First Financial special meeting virtually. While First Financial’s management will address questions from shareholders physically present or who have submitted their questions electronically prior to the special meeting, the webcast will not allow First Financial shareholders to ask questions of management during the meeting. First Financial shareholders may visit www.proxyvote.com at any time prior to the special meeting to ask questions of First Financial’s executive management that may be addressed in the special meeting. On or about October 24, 2017, First Financial commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the First Financial special meeting.

Matters to Be Considered

At the First Financial special meeting, First Financial shareholders will be asked to consider and vote upon the following matters:

•	the First Financial merger proposal; and
•	the First Financial adjournment proposal.

Recommendation of First Financial’s Board of Directors

The First Financial board of directors recommends that you vote “FOR” the First Financial merger proposal and “FOR” the First Financial adjournment proposal. See “The Merger—First Financial’s Reasons for the Merger; Recommendation of First Financial’s Board of Directors” for a more detailed discussion of the First Financial board of directors’ recommendation.

First Financial Record Date and Quorum

The First Financial board of directors has fixed the close of business on October 13, 2017, as the record date for determining the holders of First Financial common stock entitled to receive notice of and to vote at the First Financial special meeting.

As of the First Financial record date, there were 62,068,758 shares of First Financial common stock outstanding and entitled to vote at the First Financial special meeting held by 2,332 holders of record. Each share of First Financial common stock entitles the holder of record as of the First Financial record date to one vote at the First Financial special meeting on each proposal to be considered at the First Financial special meeting.

A quorum must exist before business can be conducted at the special meeting. Under First Financial’s regulations, a quorum will exist if a majority of the common shares outstanding as of the record date are present in person or by proxy. All shares of First Financial common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the First Financial special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

First Financial merger proposal:

Standard: Approval of the First Financial merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial common stock entitled to vote on the proposal.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker with respect to the First Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

First Financial adjournment proposal:

Standard: Approval of the First Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the First Financial special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Financial adjournment proposal. However, if you fail to submit a proxy card or vote in person at the First Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the First Financial adjournment proposal, it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the First Financial record date, the directors and executive officers of First Financial beneficially owned, and were entitled to vote, 1,049,553 shares of First Financial common stock, representing approximately 1.69% of the shares of First Financial common stock outstanding on that date. As of the First Financial record date, excluding shares held in fiduciary or agency capacity, MainSource and its subsidiaries did not own any shares of First Financial common stock.

Each of First Financial’s directors, solely in his or her capacity as a First Financial shareholder, has entered into a voting agreement with MainSource, pursuant to which each such director has agreed to vote in favor of the First Financial merger proposal.

Voting of Proxies; Incomplete Proxies

A First Financial shareholder may vote by proxy or in person at the First Financial special meeting. If you hold your shares of First Financial common stock in your name as a shareholder of record, to submit a proxy, you, as a First Financial shareholder, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.
•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

First Financial requests that First Financial shareholders vote by telephone, over the Internet, or by completing and signing the accompanying proxy card and returning it to First Financial as soon as possible in the enclosed postage-paid envelope.

Every First Financial shareholder’s vote is important. Accordingly, each First Financial shareholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the First Financial shareholder plans to attend the First Financial special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

All shares represented by valid proxies that First Financial receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the First Financial merger proposal and “FOR” the First Financial adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, your proxy will be voted as directed by a majority of the First Financial board of directors.

Shares Held in “Street Name”; Broker Non-Votes

If you are a First Financial shareholder and your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in “street name” by returning a proxy card directly to First Financial or by voting in person at the First Financial special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of First Financial common stock on behalf of their customers may not give a proxy to First Financial to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the First Financial special meeting.

Revocability of Proxies and Changes to a First Financial Shareholder’s Vote

You have the power to change your vote at any time before your shares of First Financial common stock are voted at the First Financial special meeting by:

•	signing and returning a proxy card with a later date;
•	voting by telephone or the Internet at a later time;
•	delivering a written revocation letter to First Financial’s corporate secretary; or
•	attending the First Financial special meeting in person, notifying the corporate secretary of your revocation of your proxy, and voting by ballot at the First Financial special meeting.

Shareholders attending the First Financial special meeting virtually will not be able to revoke their proxy through the webcast. Physical attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by First Financial after the vote will not affect the vote. First Financial’s corporate secretary’s mailing address is: Attn: Shannon M. Kuhl, Corporate Secretary, First Financial Bancorp., 255 East 5th Street, Suite 2900, Cincinnati, Ohio 45202.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the First Financial special meeting. If you have instructed a bank, broker, or other nominee to vote your shares of First Financial common stock, you must follow the directions you receive from your bank, broker, or other nominee in order to change or revoke your vote.

Participants in the First Financial 401(k) Savings Plan

If you participate in the First Financial Savings Plan and common shares have been allocated to your account in the First Financial Savings Plan, you are entitled to instruct the trustee of the First Financial Savings Plan, confidentially, as to how to vote those common shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on November 30, 2017. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the First Financial Savings Plan will be voted by the trustee in the same proportion that it votes shares in the First Financial Savings Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on November 30, 2017 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Solicitation of Proxies

First Financial is soliciting your proxy in conjunction with the merger. First Financial will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, First Financial will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of First Financial common stock and secure their voting instructions. First Financial will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, First Financial may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the First Financial shareholders, either personally or by telephone, facsimile, letter, or electronic means. First Financial has also made arrangements with Advantage Proxy to assist it in soliciting proxies and has agreed to pay Advantage Proxy approximately $6,750, plus the reimbursement of certain expenses, for these services.

Attending the First Financial Special Meeting in Person

All holders of First Financial common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the First Financial special meeting. Shareholders of record can vote in person at the First Financial special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the First Financial special meeting. If you plan to attend the First Financial special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. First Financial reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the First Financial special meeting is prohibited without First Financial’s express written consent.

Attending the First Financial Special Meeting Virtually

All holders of the common stock of First Financial may view the First Financial special meeting virtually through a webcast. Holders of the common stock of First Financial may view the webcast of the meeting via the Internet at www.virtualshareholdermeeting.com/ffbc17SM when you enter your 16-digit control number included with the proxy card. Instructions on how to view the First Financial special meeting via the webcast are posted at www.virtualshareholdermeeting.com/ffbc17SM. You will not be able to vote your First Financial shares or revoke your proxy while attending the First Financial special meeting virtually. While First Financial management will address questions from shareholders physically present or who have submitted their questions electronically prior to the meeting, the webcast will not allow shareholders to ask questions of management during the meeting. Holders of the common stock of First Financial may visit www.proxyvote.com at any time prior to the First Financial special meeting to ask questions of our executive management that may be addressed in the meeting.

Delivery of Proxy Materials to Shareholders Sharing an Address

The SEC has adopted rules that permit companies to mail a single proxy statement to two or more shareholders sharing the same address. This practice is known as “householding.” Householding provides greater convenience to shareholders and saves First Financial money by reducing excess printing costs. You may have been identified as living at the same address as another First Financial shareholder. If this is the case, and unless First Financial receives contrary instructions from you, First Financial will continue to “household” your proxy statement for the reasons stated above.

On written or oral request to Investor Relations, 255 East 5th Street, Suite 2900, Cincinnati, Ohio 45202,or toll free at (877) 322-9530, or First Financial’s proxy solicitor, Advantage Proxy, at P.O. Box 13581, Des Moines, WA 98198, or toll-free at (877) 870-8565, First Financial will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of First Financial common stock, please contact Investor Relations, 255 East 5th Street, Suite 2900, Cincinnati, Ohio 45202, or toll free at (877) 322-9530, or First Financial’s proxy solicitor, Advantage Proxy, at P.O. Box 13581, Des Moines, WA 98198, or toll-free at (877) 870-8565.

FIRST FINANCIAL PROPOSALS

PROPOSAL NO. 1: FIRST FINANCIAL MERGER PROPOSAL

First Financial is asking its shareholders to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, the bank merger, and the issuance of common stock in the merger pursuant to the merger agreement. Holders of First Financial common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the First Financial board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, the bank merger, and the issuance of common stock in the merger pursuant to the merger agreement, to be advisable and in the best interests of First Financial and the shareholders of First Financial. See “The Merger— First Financial’s Reasons for the Merger; Recommendation of First Financial’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the First Financial board of directors’ recommendation.

The First Financial board of directors recommends a vote “FOR” the First Financial merger proposal.

PROPOSAL NO. 2: FIRST FINANCIAL ADJOURNMENT PROPOSAL

The First Financial special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the First Financial merger proposal.

If, at the First Financial special meeting, the number of shares of First Financial common stock present or represented and voting in favor of the First Financial merger proposal is insufficient to approve such proposal, First Financial intends to move to adjourn the First Financial special meeting in order to solicit additional proxies for the adoption of the merger agreement. In this proposal, First Financial is asking its shareholders to authorize the holder of any proxy solicited by the First Financial board of directors on a discretionary basis to vote in favor of adjourning the First Financial special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from First Financial shareholders who have previously voted.

The First Financial board of directors recommends a vote “FOR” the First Financial adjournment proposal.

THE MAINSOURCE SPECIAL MEETING

This section contains information for MainSource shareholders about the special meeting that MainSource has called to allow its shareholders to consider and vote on the merger agreement and other related matters. MainSource is mailing this joint proxy statement/prospectus to you, as a MainSource shareholder, on or about October 24, 2017. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of MainSource shareholders and a form of proxy card that MainSource’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time, and Place of Meeting

The special meeting of MainSource shareholders will be held on December 4, 2017 at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, at 2:00 p.m. local time. On or about October 24, 2017, MainSource commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the MainSource special meeting.

Matters to Be Considered

At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

•	the MainSource merger proposal;
•	the MainSource compensation proposal; and
•	the MainSource adjournment proposal.

Recommendation of MainSource’s Board of Directors

MainSource’s board of directors has determined that the merger is advisable and in the best interests of MainSource and its shareholders and has unanimously approved the merger agreement. MainSource’s board of directors unanimously recommends that MainSource shareholders vote “FOR” the MainSource merger proposal, “FOR” the MainSource compensation proposal, and “FOR” the MainSource adjournment proposal. See “The Merger—MainSource’s Reasons for the Merger; Recommendation of MainSource’s Board of Directors” for a more detailed discussion of the MainSource board of directors’ recommendation.

MainSource Record Date and Quorum

MainSource’s board of directors has fixed the close of business on October 13, 2017 as the record date for determining the holders of MainSource common stock entitled to receive notice of and to vote at the MainSource special meeting.

As of the MainSource record date, there were 25,582,413 shares of MainSource common stock outstanding and entitled to vote at the MainSource special meeting held by approximately 2,842 holders of record. Each share of MainSource common stock entitles the holder to one vote at the MainSource special meeting on each proposal to be considered at the MainSource special meeting.

The presence at the MainSource special meeting, in person or by proxy, of holders of a majority of the outstanding shares of MainSource common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of MainSource common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the MainSource special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

MainSource merger proposal:

Standard: Approval of the MainSource merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of MainSource common stock entitled to vote on the proposal.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the MainSource merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

MainSource compensation proposal:

Standard: Approval of the MainSource compensation proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource compensation proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource compensation proposal, it will have no effect on the proposal.

MainSource adjournment proposal:

Standard: Approval of the MainSource adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes present and entitled to vote at the MainSource special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the MainSource adjournment proposal. However, if you fail to submit a proxy card or vote in person at the MainSource special meeting, or fail to instruct your bank or broker how to vote with respect to the MainSource adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the MainSource record date, the directors and executive officers of MainSource beneficially owned and were entitled to vote approximately 950,974 shares of MainSource common stock, representing approximately 3.7% of the shares of MainSource common stock outstanding on that date. As of the MainSource record date, excluding shares held in fiduciary or agency capacity, First Financial and its subsidiaries did not own any shares of MainSource common stock.

Each of MainSource’s directors, solely in his or her capacity as a MainSource shareholder, has entered into a voting agreement with First Financial, pursuant to which each such director has agreed to vote in favor of the MainSource merger proposal.

Voting of Proxies; Incomplete Proxies

A MainSource shareholder may vote by proxy or in person at the MainSource special meeting. If you hold your shares of MainSource common stock in your name as a shareholder of record, you, as a MainSource shareholder, may use one of the following methods:

•	By telephone: by calling the number indicated on your proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.
•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

MainSource requests that MainSource shareholders vote by telephone, over the Internet, or by completing and signing the accompanying proxy card and returning it to MainSource as soon as possible in the enclosed postage-paid envelope.

Every MainSource shareholder’s vote is important. Accordingly, each MainSource shareholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the MainSource shareholder plans to attend the MainSource special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

All shares represented by valid proxies that MainSource receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the MainSource merger proposal, “FOR” the MainSource compensation proposal, and “FOR” the MainSource adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, your proxy will be voted as directed by a majority of the MainSource board of directors.

Shares Held in “Street Name”; Broker Non-Votes

If you are a MainSource shareholder and your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in “street name” by returning a proxy card directly to MainSource or by voting in person at the MainSource special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of MainSource common stock on behalf of their customers may not give a proxy to MainSource to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the MainSource special meeting.

Revocability of Proxies and Changes to a MainSource Shareholder’s Vote

You have the power to change your vote at any time before your shares of MainSource common stock are voted at the MainSource special meeting by:

•	signing and returning a proxy card with a later date;
•	voting by telephone or the Internet at a later time;
•	delivering a written revocation letter to MainSource’s Corporate Secretary; or
•	attending the MainSource special meeting in person, notifying the corporate secretary of your revocation of your proxy, and voting by ballot at the MainSource special meeting.

Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by MainSource after the vote will not affect the vote. MainSource’s corporate secretary’s mailing address is: Corporate Secretary, MainSource Financial Group, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the MainSource special meeting. If you have instructed a bank, broker, or other nominee to vote your shares of MainSource common stock, you must follow the directions you receive from your bank, broker, or other nominee in order to change or revoke your vote.

Participants in the MainSource 401(k) and Employee Stock Ownership Plan

If you participate in the MainSource Plan and common shares have been allocated to your account in the MainSource Plan, you are entitled to instruct First Bankers Trust Services, Inc., the trustee of the MainSource Plan, confidentially, as to how to vote those common shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on November 30, 2017. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the MainSource Plan will be voted by the trustee in the same proportion that it votes shares in the MainSource Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on November 30, 2017 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Solicitation of Proxies

MainSource is soliciting your proxy in conjunction with the merger. MainSource will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, MainSource will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of MainSource common stock and secure their voting instructions. MainSource will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, MainSource may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the MainSource shareholders, either personally or by telephone, facsimile, letter, or electronic means. MainSource may also contract with a proxy solicitor to solicit proxies if it determines such services are necessary.

Attending the MainSource Special Meeting

All holders of MainSource common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend the MainSource special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the special meeting. If you plan to attend the MainSource special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. MainSource reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the MainSource special meeting is prohibited without MainSource’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

The SEC has adopted rules that permit companies to mail a single proxy statement to two or more shareholders sharing the same address. This practice is known as “householding.” Householding provides greater convenience to shareholders and saves MainSource money by reducing excess printing costs. You may have been identified as living at the same address as another MainSource shareholder. If this is the case, and unless MainSource receives contrary instructions from you, MainSource will continue to “household” your proxy statement for the reasons stated above.

On written or oral request to Investor Relations at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, or at (812) 663-6734, MainSource will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of MainSource common stock, please contact Investor Relations, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, or at (812) 663-6734.

MAINSOURCE PROPOSALS

PROPOSAL NO. 1: MAINSOURCE MERGER PROPOSAL

MainSource is asking its shareholders to adopt the merger agreement and approve the transactions contemplated thereby. Holders of MainSource common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the MainSource board of directors, by a unanimous vote of all directors, determined that the merger, on the terms and conditions set forth in the merger agreement, is in the best interests of MainSource and its shareholders. Please see “The Merger—MainSource’s Reasons for the Merger; Recommendation of MainSource’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the MainSource board of directors’ recommendation.

The MainSource board of directors unanimously recommends that MainSource shareholders vote “FOR” the MainSource merger proposal.

PROPOSAL NO. 2: MAINSOURCE COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MainSource is seeking non-binding, advisory approval from its shareholders of the compensation of MainSource’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of MainSource Directors and Executive Officers in the Merger” and “The Merger—Merger-Related Compensation for MainSource’s Named Executive Officers” beginning on pages 80 and 84, respectively. The proposal gives MainSource’s shareholders the opportunity to express their views on the merger-related compensation of MainSource’s named executive officers. Accordingly, MainSource is requesting its shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to MainSource’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of MainSource Directors and Executive Officers in the Merger” and “The Merger —Merger-Related Compensation for MainSource’s Named Executive Officers,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on First Financial or MainSource. If the merger is completed, the merger-related compensation may be paid to MainSource’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if MainSource shareholders fail to approve the advisory vote regarding merger-related compensation.

The MainSource board of directors unanimously recommends that MainSource shareholders vote “FOR” the MainSource compensation proposal.

PROPOSAL NO. 3: MAINSOURCE ADJOURNMENT PROPOSAL

The MainSource special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the MainSource merger proposal.

If, at the MainSource special meeting, the number of shares of MainSource common stock present or represented and voting in favor of the MainSource merger proposal is insufficient to approve such proposal, MainSource intends to move to adjourn the MainSource special meeting in order to solicit additional proxies for the adoption of the merger agreement. In accordance with the MainSource bylaws, a vote to approve the proposal to adjourn the MainSource special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MainSource special meeting to approve the MainSource merger proposal may be taken in the absence of a quorum.

In this proposal, MainSource is asking its shareholders to authorize the holder of any proxy solicited by the MainSource board of directors on a discretionary basis to vote in favor of adjourning the MainSource special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from MainSource shareholders who have previously voted.

The MainSource board of directors unanimously recommends that MainSource shareholders vote “FOR” the MainSource adjournment proposal.

INFORMATION ABOUT FIRST FINANCIAL

First Financial is an Ohio corporation organized in 1982 that owns all of the outstanding shares of common stock of First Financial Bank. At June 30, 2017, First Financial had, on a consolidated basis, $8.7 billion in assets, $5.9 billion in loans, $6.5 billion in deposits, and shareholders’ equity of $0.9 billion. First Financial Bank, a growing full-service bank founded in 1863, is headquartered in Cincinnati, Ohio and is the principal bank subsidiary of First Financial. With $8.7 billion in assets and 1,429 full-time equivalent employees as of June 30, 2017, First Financial Bank accounts for substantially all of First Financial’s consolidated assets and results of operation. First Financial provides banking and financial services products through its four lines of business: Commercial and Private Banking, Retail Banking, Investment Commercial Real Estate, and Commercial Finance. These business units provide traditional banking services to business and retail clients including time and transaction deposit accounts, commercial loans, real estate loans, and consumer loans. Commercial and Private Banking includes First Financial Wealth Management, which provides wealth planning, portfolio management, trust and estate, brokerage, and retirement plan services.

First Financial’s principal office is located at 255 East Fifth Street, Suite 700, Cincinnati, Ohio 45202, and its telephone number at that location is (877) 322-9530. First Financial’s stock is traded on NASDAQ under the symbol “FFBC.” Additional information about First Financial and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 125.

INFORMATION ABOUT MAINSOURCE

MainSource is an Indiana corporation organized in 1993 that owns all of the outstanding shares of common stock of MainSource Bank, which was established on January 1, 1904. At June 30, 2017, MainSource had, on a consolidated basis, $4.6 billion in assets, $3.0 billion in loans, $3.5 billion in deposits, and shareholders’ equity of $0.5 billion. MainSource Bank is headquartered in Greensburg, Indiana and is the principal bank subsidiary of MainSource. With $4.6 billion in assets and 979 full-time equivalent employees as of June 30, 2017, MainSource Bank accounts for substantially all of MainSource’s consolidated assets and results of operation. Within its geographic area, MainSource provides traditional banking products and services including time and transaction deposit accounts; consumer, commercial, agribusiness and real estate loans; corporate trust services; and other sophisticated financial products and services to business and retail clients.

MainSource’s principal office is located at 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, and its telephone number at that location is (812) 663-6734. MainSource’s stock is traded on NASDAQ under the symbol “MSFG.” Additional information about MainSource and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 125.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of First Financial’s and MainSource’s respective boards of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of MainSource with and into First Financial, with First Financial continuing as the surviving corporation. Following the completion of the merger, MainSource Bank, a wholly-owned bank subsidiary of MainSource, will merge with and into First Financial Bank, a wholly-owned bank subsidiary of First Financial. First Financial Bank will be the surviving bank in the bank merger.

In the merger, each share of MainSource common stock issued and outstanding immediately prior to the completion of the merger, except for shares of MainSource common stock owned by MainSource as treasury stock or owned by MainSource or First Financial or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 1.3875 shares of First Financial common stock, without par value. No fractional shares of First Financial common stock will be issued in connection with the merger.

In January, 2009, MainSource issued a warrant to the United States Department of Treasury to purchase 571,906 shares of MainSource common stock at an initial per-share exercise price of $14.95. The warrant provides for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, including in the event MainSource’s quarterly dividend exceeds $0.145/share. The warrant, which was subsequently sold under auction by Treasury in a private transaction, has a term of ten years and is currently exercisable for 573,256 shares of common stock. As such, if no further adjustments to the warrant occur prior to the consummation of the merger, the warrant will represent the right to purchase 795,393 shares of First Financial, which represents the number of shares of First Financial that would be issuable in exchange for 573,256 MainSource shares after giving effect to the exchange ratio.

MainSource shareholders and First Financial shareholders are being asked to adopt the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement.

Background of the Merger

In connection with the ongoing consideration and evaluation of long-term strategic alternatives and prospects, MainSource’s board of directors and executive management have considered and regularly reviewed the strategic direction and business objectives of the organization as part of their continuous efforts to enhance value to shareholders and other constituencies. For the past several years this strategic planning exercise included an annual strategic planning retreat in which the board and management evaluated the merits and drawbacks of (i) continuing to operate as an independent institution, (ii) continued expansion through de novo branch expansion or the strategic acquisition of other institutions and branch offices, and (iii) entering into a strategic merger with another financial institution. On several occasions the board and management invited representatives of investment banks, including Keefe, Bruyette & Woods, Inc. (“KBW”), to participate in its strategic planning meetings to provide additional perspective and market information regarding potential acquisition targets and potential acquirors. Management and the board also considered various anticipated opportunities and challenges facing MainSource as it sought to achieve its strategic goals.

Additionally, from time to time during the past several years, MainSource’s President and Chief Executive Officer, Archie Brown, met socially with chief executive officers from other financial institutions in MainSource’s footprint to discuss the banking market in general and each institution’s goals and objectives. Mr. Brown also used these meetings to gauge other institutions’ appetite for strategic transactions in the short or long term. These meetings were generally informal and often occurred over lunch, but also took place informally or formally at investor or banking industry conferences.

One of the most significant challenges facing MainSource during the past several years has been the predominantly rural nature of its franchise. Specifically, MainSource’s branches have historically been located in small, non-metropolitan markets. These markets were characterized by slower growth and presented few opportunities for economies through consolidation. Beginning in 2009, MainSource’s board of directors established a strategic goal of growing through acquisitions and de novo branching with an emphasis on entering into higher growth markets within its footprint, including the metropolitan markets of Cincinnati, Indianapolis, and Louisville. Since then MainSource has implemented this growth strategy, during which time it has:

•	opened de novo branches in Indianapolis (2), Columbus (3), Seymour and Bloomington, Indiana, Cincinnati, Ohio, and Louisville, Kentucky;
•	consummated 3 whole-bank acquisitions, including MBT Bancorp in Cincinnati, Ohio; Cheviot Financial Corp. in Cincinnati, Ohio; and FCB Bancorp in Louisville, Kentucky; and
•	made 9 branch purchases since 2009, including branches in Hope, Greensburg, Richmond, Batesville, Brownstown, and Portland, Indiana; Lawrenceburg and Shelbyville, Kentucky; and Union City, Ohio.

On December 4-5, 2016, the MainSource board of directors and management engaged in their annual strategic planning retreat in Indianapolis, Indiana. Representatives of KBW were invited to join portions of the retreat to discuss the state of banking and potential merger and acquisition opportunities. Mr. Brown and MainSource’s Chief Financial Officer, James M. Anderson, also led a discussion of the board and management regarding strategic alternatives that might be available to the company, including remaining independent, continuing to grow through acquisitions and de novo branching, engaging in a strategic merger, or being acquired. During this discussion, the board expressed confidence in the MainSource management team, its history of and ability to implement MainSource’s strategic plan and the company’s general economic outlook, while acknowledging the challenges facing MainSource in the future in the achievement of its strategic goals. The board further expressed its disinterest in engaging in a transaction which would result in MainSource accepting another company’s stock without MainSource management having a role in the management of the combined company.

On February 28, 2017, Mr. Brown met with First Financial’s Chief Executive Officer, Claude E. Davis, over lunch as they had done once or twice per year in previous years. Mr. Brown and Mr. Davis discussed the state of the banking industry, strategic issues and challenges for community banks in general, the cultures and business models of MainSource and First Financial, and related topics, such as MainSource’s recent acquisitions and First Financial’s preparations to cross $10 billion in total assets, a threshold for increased regulatory oversight and related compliance costs as well as certain limitations on revenues. During this meeting, it became clear to each of Mr. Brown and Mr. Davis that they had complementary views and strategies on many of these topics, and they concluded that it would be prudent to begin to evaluate whether a potential business combination made sense for the companies. No specific terms of a business combination were discussed and no confidential information was exchanged.

On March 13, 2017, Mr. Brown met with the executive committee of the MainSource board of directors to relay the substance of his February 28, 2017 conversations with Mr. Davis. The Executive Committee requested that Mr. Brown continue to meet with Mr. Davis to gather more information regarding First Financial.

On March 16, 2017, Mr. Brown and Mr. Davis met again to discuss the culture and business strategy of their respective companies and to evaluate whether continued discussions regarding a business combination between First Financial and MainSource would make sense. In order to facilitate a candid discussion, Mr. Brown and Mr. Davis exchanged a letter agreement providing for the confidentiality of any information exchanged during the preliminary discussions. The discussion focused on the general rationale for a business combination and potential operational synergies between the companies. Mr. Brown and Mr. Davis also discussed potential board and management organizational models for a combined company, which included a blend of First Financial and MainSource board members and management, and First Financial’s merger and acquisition structure guidelines. No specific terms of a business combination were discussed, but Mr. Brown and Mr. Davis agreed to speak again soon and to include in their discussion certain key members of their executive management teams for the purpose of determining what specific information might be shared in order to help each company properly consider a potential business combination.

On March 27, 2017, MainSource held its regularly-scheduled meeting of the board of directors. During the executive session of the board of directors, Mr. Brown informed the board members of his meetings with

Mr. Davis and the matters that had been discussed. The board discussed their previously stated goal of remaining independent based on their confidence in management and management’s ability to successfully implement the company’s strategy. Based on the preliminary discussions between Mr. Brown and Mr. Davis, the board of directors discussed the need to obtain additional information regarding First Financial in order that a full evaluation of a potential combination could occur.

On March 31, 2017, Mr. Brown, Mr. Davis, the Chief Financial Officers of each of First Financial and MainSource, and the President, Chief Banking Officer of First Financial held a conference call for purposes of discussing various items to be shared between the parties in order that each party could assess the financial impact of a business combination, including potential expense savings and one-time costs.

On April 11, 2017, MainSource and First Financial entered into a Mutual Confidentiality Agreement.

In April 2017, two follow-up meetings and a conference call were conducted for the purpose of discussing financial information about the respective companies, how the companies might fit together including potential executive management and board structures, how fulsome due diligence might be conducted, and the status of discussions between such executives and their respective boards of directors, each of which had been informed by Mr. Brown and Mr. Davis, respectively, of the discussions. The first of such meetings occurred on April 11 among Mr. Brown, Mr. Davis, and key members of their executive management teams. The second such meeting occurred on April 18 between Mr. Brown and Mr. Davis. During the April 18 meeting, Mr. Davis presented Mr. Brown with a pricing approach for a proposed transaction which included certain pricing principles and assumptions as well as a preliminary indicative range of exchange ratios for a transaction whereby MainSource shareholders might receive 1.35 - 1.40 shares of First Financial common stock for every share of MainSource common stock they held. On April 26, 2017, Mr. Brown and Mr. Davis participated in a teleconference to discuss the First Financial board of directors’ agreement to continue discussions with MainSource.

On May 3, 2017, during MainSource’s regularly-scheduled meeting of the board of directors, Mr. Brown reviewed all of the previous discussions between MainSource and First Financial, as well as the preliminary financial information shared by the parties. The board discussed the benefits and challenges of remaining independent versus engaging in a strategic merger; the strategic rationale for such a merger; an overview of First Financial, including its financial highlights, market presence, lines of business, and leadership; a preliminary pro forma financial analysis of the combined entity; the impact of such a merger on MainSource’s constituents, including shareholders, customers, employees, and communities; and the discussions between Mr. Davis and Mr. Brown regarding board structure and leadership of the surviving institution. Mr. Brown also reviewed certain similar transactions with other potential strategic partners, as well as the financial ability of each potential strategic partner to enter into such a transaction. MainSource’s legal counsel discussed with the board of directors its fiduciary duties under Indiana law, including the board’s duties of care, loyalty and good faith. The board discussed the need for additional information in order that the board could make an informed decision regarding MainSource’s strategy and direction. The board requested that Mr. Brown outline a “Phase 1” diligence process for the board’s consideration prior to engaging in further discussions.

On May 11, 2017, the MainSource board of directors held a special meeting to review an outline of the proposed “Phase 1” diligence process. Mr. Brown reviewed the goals of Phase 1, which included a detailed analysis of various strategic alternatives; analysis of various organizational issues such as the effect of a combination on the employees and community of Greensburg, Indiana; preliminary financial, credit, regulatory, and legal diligence; and the establishment of a transaction outline which would include the presentation by First Financial of a term sheet at the conclusion of Phase 1. Mr. Brown also reviewed the goals of Phase 2, should the board agree following Phase 1 to continue discussions. The board discussed the potential scope and outcomes of Phase 1, as well as the various questions that would be answered. Following discussion, the board authorized Mr. Brown to proceed to Phase 1.

In mid-May 2017, First Financial and MainSource began conducting formal due diligence with regard to the potential combination. Throughout May 2017, certain key executives of First Financial and MainSource held meetings to further discuss operational synergies and cultural fit of First Financial and MainSource. Each party also received a formal report on the results of due diligence conducted to date by its respective legal advisors.

On May 22, 2017, Mr. Davis and Mr. Brown met to discuss the organizational structure of a combined company, including the creation of an executive chair role, the division of responsibilities between the executive chair and the Chief Executive Officer, the remaining executive roles, the size of a combined board and the representation of each party on that board. Mr. Davis and Mr. Brown discussed the process and timing by which decisions regarding a proposed organizational structure could be made.

Also on May 22, 2017, MainSource and First Financial amended the Mutual Confidentiality Agreement dated April 11, 2017, to expand the definition of Confidential Information in order to allow the parties to share certain customer-related information.

On June 1, 2017, Mr. Davis and Mr. Brown had dinner with certain members of MainSource’s board of directors and certain members of First Financial’s board of directors. General information regarding First Financial and MainSource was presented along with Mr. Davis and Mr. Brown’s views of the synergies and value created through a strategic merger of the companies.

On June 5, 2017, the First Financial board of directors held a special meeting to consider a potential combination with MainSource and the terms of a non-binding term sheet to be submitted to MainSource. First Financial’s legal counsel discussed with the board its fiduciary duties under Ohio law, including the board’s duties of care, loyalty and good faith. First Financial’s management team outlined the results of due diligence conducted to date and its thoughts with respect to how a combination with MainSource could advance First Financial’s business plan, including by providing scale and access to key markets and by providing enhanced retail banking capabilities and management depth. First Financial’s financial advisor, Sandler O’Neill, also provided an initial analysis of the strategic and financial implications of a potential business combination, as contemplated by the draft, non-binding term sheet provided to the board.

On June 5, 2017, First Financial submitted a non-binding term sheet to MainSource. First Financial proposed a fixed exchange ratio of between 1.375 and 1.425 shares of First Financial common stock for each outstanding share of MainSource common stock, which, based on the then-current trading price of First Financial, would have a value of between $34.86 and $36.12 per share of MainSource common stock. First Financial’s term sheet indicated that, following the merger, the board of directors of First Financial would consist of nine current members of the First Financial board of directors and six current members of the MainSource board of directors. The term sheet also proposed alternative management structures, one of which included Mr. Davis as Executive Chairman following the merger with Mr. Brown assuming the role of President and Chief Executive Officer of the merged entity. In addition, the term sheet contemplated retention of a significant number of MainSource employees, and a commitment to invest in the community of Greensburg, Indiana. The term sheet also proposed to complete due diligence and negotiate and sign a definitive transaction agreement by mid-July.

On that same date, MainSource’s board of directors held a special meeting in Indianapolis, Indiana, to review the results of Phase 1 and the term sheet presented by First Financial. MainSource’s management and representatives of KBW, acting as MainSource’s financial advisor in connection with the potential transaction, attended portions of the meeting at the board’s request. During the meeting, the board and management reviewed, with the assistance of KBW:

•	the proposed structure of the transaction, including the financial terms proposed by First Financial;
•	the pro forma financial impact of the proposed combination terms on the resulting company;
•	the strategic rationale for the merger of MainSource and First Financial;
•	the potential impact of the transaction on key constituencies, including employees, communities, shareholders, and customers;
•	the various strategic alternatives that might be available to MainSource, including remaining independent, continued acquisitions, or merger, with a review of the positive and negative attributes and effects of each alternative;
•	the financial performance, financial condition, and market performance of First Financial, including then current trading multiples, historic P/E multiples and publicly available research analysts’ estimates of earnings per share and dividend growth;
•	additional potential merger partners and the financial ability and capacity of each to pay in a similar transaction;

•	selected bank merger and acquisition transactions, including “strategic” transactions, transformational transactions, and transactions of similar sized institutions; and
•	additional information regarding First Financial, including its strategy and vision, structure, lines of business, long-term performance, financial highlights, leadership, financial performance, valuation, and financial comparison to peers.

The MainSource board also reviewed various additional proposed transaction terms, the proposed structure of the board of directors and senior management, the effect of the transaction on Decatur County, Indiana, including certain commitments that First Financial had made to keeping employees in and financially supporting the Greensburg, Indiana community, and the results of Phase 1 diligence. Additionally, the board and management reviewed certain strategic benefits of considering a business combination, including the additional resources needed to stay competitive in technology and the creation of a larger platform with which to grow shareholder value. The board reviewed each term of the proposed term sheet. At the conclusion of the meeting, the board voted to approve Mr. Brown’s execution of the term sheet with certain revisions, including downside protection in the event First Financial’s stock price dropped in excess of a market decline, a more definitive commitment to the Greensburg, Indiana community, and inclusion of the management structure naming Mr. Brown as President and Chief Executive Officer of the merged entity.

During the days following the June 5, 2017 MainSource board meeting, management of First Financial and MainSource negotiated the terms of the non-binding term sheet. On June 7, 2017, MainSource executed and delivered the term sheet.

In the first half of June 2017, certain key executives of First Financial and MainSource held additional meetings to further discuss operational matters related to the potential combination of their respective companies, including the need to create a combined management structure and team that would enable the combined company to: (i) leverage the best attributes of each of First Financial and MainSource across a larger business and footprint; and (ii) successfully address the enhanced regulatory obligations resulting from crossing the $10 billion asset threshold. Certain of these meetings also included other members of the executive management teams of First Financial or MainSource. Also during June, each of First Financial and MainSource conducted supplemental due diligence on each other. On June 23, 2017, Squire Patton Boggs (US) LLP (which we refer to as “Squire Patton Boggs”), on behalf of First Financial, sent to SmithAmundsen LLC, on behalf of MainSource, a draft merger agreement for the proposed transaction, and the parties subsequently discussed and negotiated such draft agreement.

On June 26, 2017, Mr. Davis attended the executive session of MainSource’s regularly-scheduled meeting of the board of directors. Mr. Davis and the MainSource board of directors discussed the advantages and benefits of a merger, including the synergies he saw between MainSource and First Financial.

On June 27, 2017, the MainSource and First Financial credit teams met to discuss and compare commercial credit strategy and credit administration practices of the two companies. Mr. Brown, Mr. Davis, Mr. Anderson, and Mr. Gavigan also met to discuss the merger agreement. That evening, Mr. Brown and Mr. Davis had dinner with the members of the First Financial board of directors.

In early July, Mr. Brown, Mr. Davis, and certain members of their executive management teams continued to discuss financial information, the business of each company, and the potential organizational structure and management of a combined company. On July 12, 2017, the Compensation Committee of First Financial’s board of directors conducted a meeting with First Financial’s Chief Talent Officer, its compensation consultant, and its legal counsel to evaluate potential management and compensation and benefits structures for the combined company and a process to prepare to make recommendations to the full board of First Financial. As part of this meeting, First Financial’s legal counsel discussed fiduciary duties with the Compensation Committee, following up on a presentation made to First Financial’s entire board of directors in June. Likewise, First Financial’s Chief Talent Officer and compensation consultant advised the Compensation Committee on matters of organizational design and compensation. Members of the Compensation Committee discussed these issues at length and asked questions of all of First Financial’s Chief Talent Officer, compensation consultant, and legal counsel.

Mr. Brown and Mr. Davis continued to discuss transaction terms, including financial terms and management structure and compensation. On July 18, 2017, representatives of First Financial further discussed the terms of the proposed business combination with representatives of MainSource. During such discussion, First Financial and MainSource verbally agreed, subject to board approval, to a fixed exchange ratio of 1.3875 which, based on the then-current trading price of First Financial’s common stock, would provide consideration with a value of $38.23 per share of MainSource common stock. First Financial and MainSource subsequently confirmed that they each had completed due diligence and were interested in finalizing and announcing a definitive transaction on the terms discussed.

On July 19, 2017, the MainSource board of directors held a special meeting for purposes of: reviewing a draft of the Agreement and Plan of Merger, a copy of which had been provided to the board; reviewing financial aspects of the transaction with KBW; reviewing merger-related employee benefit matters which would be considered more fully by the Executive Compensation Committee at a meeting on July 25, 2017; and reviewing the timeline and communication plan for the signing and announcement of the merger. During the meeting, MainSource’s legal counsel reviewed the merger agreement with the board and the board engaged in a discussion regarding each material term of the draft agreement, which contemplated, among other things, that: (i) MainSource would merge with and into First Financial with First Financial surviving the merger, (ii) following the merger, MainSource Bank would merge with and into First Financial Bank, (iii) the exchange ratio would be 1.3875 shares of First Financial common stock for each outstanding share of MainSource common stock, (iv) First Financial would set the number of directors at 15 and appoint six MainSource directors to the First Financial board of directors and the First Financial Bank board of directors, (v) the proposed employment agreements for Mr. Brown and Mr. Davis, and (vi) following the merger, certain executive officers of MainSource would continue as executive officers of First Financial. The board asked numerous questions regarding the proposed merger terms and terms of similar transactions.

Also at this meeting, KBW discussed with the MainSource board of directors financial aspects of the proposed transaction, including, among other things, a comparison of transaction multiples as of June 2, 2017 and July 17, 2017, a comparison of the proposed transaction to selected bank merger and acquisition transactions announced since January 1, 2016 and certain potential pro forma effects of the transaction on First Financial, and discussed on a preliminary basis the fairness opinion to be delivered by KBW with respect to the exchange ratio in the proposed merger. Mr. Anderson and KBW also discussed with the MainSource board of directors the cost savings and one-time costs that could result from the merger. With the assistance of KBW, the MainSource board of directors again considered other potential merger partners for MainSource and the apparent financial ability and capacity of each to pay in a similar transaction. The MainSource board also considered the value of a strategic merger with First Financial, including the financial strength and market presence of the combined company.

On July 24, First Financial’s Compensation Committee conducted a follow-up meeting, again including First Financial’s Chief Talent Officer, compensation consultant, and legal counsel, and adopted a resolution recommending to the full board of directors a post-merger organizational structure involving a position of Executive Chairman, to be occupied by Mr. Davis, and a Chief Executive Officer position, to be occupied by Mr. Brown, as well as employment agreements for each of Mr. Davis and Mr. Brown.

On July 25, 2017, the First Financial board of directors met to consider approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. Representatives of Sandler O’Neill and Squire Patton Boggs attended this meeting. At the meeting, the First Financial board of directors reviewed a copy of the current draft of the merger agreement which contemplated, among other things, that: (i) MainSource would merge with and into First Financial with First Financial surviving the merger, (ii) following the merger, MainSource Bank would merge with and into First Financial Bank, (iii) the fixed exchange ratio would be 1.3875 shares of First Financial common stock for each outstanding share of MainSource common stock, (iv) First Financial would set the number of directors at 15 and appoint six MainSource directors to the First Financial board of directors and the First Financial Bank board of directors, (v) the proposed employment agreements for Mr. Brown and Mr. Davis, and (vi) following the merger, certain executive officers of MainSource would continue as executive officers of First Financial. At the special meeting, First Financial’s legal counsel reviewed with members of the board of directors their fiduciary duties and the material terms of the proposed merger agreement. Also at this special meeting, representatives of Sandler O’Neill reviewed with the First Financial board of directors Sandler O’Neill’s financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion, dated July 25, 2017, to the First Financial board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken as described in such opinion, the exchange ratio was fair, from a financial point of view, to First Financial.

The board of directors discussed the rationale for and analysis of the transaction, its financial terms and other terms in the merger agreement. The board of directors asked numerous questions of First Financial’s management, legal counsel, and financial advisors in evaluating and considering these matters. Following these discussions and review and discussion among the members of the First Financial board of directors, including consideration of the factors described under “—First Financial’s Reasons for the Merger; Recommendation of the First Financial Board of Directors,” the First Financial board of directors unanimously determined that the merger with MainSource was advisable and in the best interests of First Financial and voted unanimously to adopt the merger agreement, to approve the merger agreement and the transactions contemplated thereby, and to recommend that First Financial’s shareholders approve the merger agreement.

Also on July 25, 2017, the MainSource board of directors met to consider and discuss the terms of the proposed merger with First Financial. MainSource’s management and legal and financial advisors were also participants at this meeting. MainSource’s legal counsel presented the final draft of the merger agreement and discussed the revisions to the agreement since the board’s meeting on July 19, 2017. The board and management MainSource’s legal counsel also discussed the regulatory review and approval process for the merger. KBW reviewed the financial aspects of the proposed merger and rendered to the MainSource board an opinion (which was initially rendered verbally and confirmed in writing by delivery of KBW’s written opinion, dated July 25, 2017) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of MainSource common stock.

The MainSource board discussed the merger agreement and the exchange ratio at length and asked many questions of MainSource’s management and legal and financial advisors. The board reviewed again the strategic rationale for the merger compared to the prospects and challenges with remaining independent or pursuing other corporate or strategic opportunities. The board discussed at length the overall structure of the proposed merger transaction including the financial, organizational, and strategic opportunities created by the merger. Following a lengthy discussion, and for the reasons described under “—MainSource’s Reasons for the Merger; Recommendation of the MainSource Board of Directors,” the MainSource board of directors unanimously determined that the merger with First Financial was advisable and in the best interests of MainSource and voted unanimously to adopt the merger agreement, to approve the merger agreement and the transactions contemplated thereby, and to recommend that MainSource’s shareholders approve the merger agreement.

On the afternoon of July 25, 2017, the parties finalized and executed the merger agreement. Following market close on July 25, 2017, MainSource and First Financial issued a joint press release announcing the execution of the merger agreement.

First Financial’s Reasons for the Merger; Recommendation of First Financial’s Board of Directors

In evaluating the merger, the First Financial board of directors consulted with First Financial management, as well as independent legal and financial advisors, and, in the course of reaching its decision to adopt the merger agreement, to approve the merger and the other transactions contemplated by the merger agreement, and to recommend that First Financial’s shareholders adopt the merger agreement, the First Financial board of directors considered a number of factors, including the following material factors:

•	its understanding of the current and prospective environment in which First Financial and MainSource operate, including national and local economic conditions, the interest rate environment, increased operating costs resulting from regulatory initiatives and compliance mandates as a result of exceeding $10 billion in total assets, the competitive environment for financial institutions generally, and the likely effect of these factors on First Financial both with and without the proposed transaction;
•	each of First Financial’s, MainSource’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the First Financial board of directors considered its view that MainSource’s financial condition and asset quality were sound, that MainSource’s business and operations complemented those of First Financial, and that the merger would result in a combined company with a larger market presence and more diversified product mix as well as an attractive funding base, including through core deposit funding, and stronger asset quality. The First Financial board of directors further considered that MainSource’s earnings and prospects, and synergies potentially available in the proposed transaction, created an opportunity for the combined company to have superior future earnings and prospects compared to First Financial’s earnings and prospects on a stand-alone basis. In particular, the First Financial board of directors considered the following:

•	the potential for combining two high-performing Midwest community banks which would have industry leading profitability and efficiency, a stable, low-cost funding base, and would be well-positioned for an increasing interest rate environment;
•	the complementary nature of the customers and markets of First Financial and MainSource across Ohio, Indiana, and Kentucky with continued expansion in key markets such as Cincinnati and Indianapolis and the creation of an immediate sizable position in Louisville;
•	the long histories (over 100 years) of each company built on strong core values and the similarity of the companies’ cultures and operating philosophies;
•	each company’s history of successful acquisitions providing the necessary experience for estimating potential cost savings as well as planning and executing the integration;
•	the complementary nature of First Financial’s and MainSource’s banking products including high quality, low risk loan portfolios;
•	the similarity of the businesses and management teams;
•	the strength of MainSource’s retail base including its favorable composition of core deposits which First Financial intends to leverage across the combined footprint going forward;
•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company given its larger size, asset base, capital, and footprint;
•	its review and discussions with First Financial’s management and advisors concerning First Financial’s due diligence examination of MainSource’s business;
•	the regulatory implications for the combined organization, including the fact that although the combined organization will cross well over the $10 billion threshold resulting in greater regulatory burdens, the merger serves as an efficient and effective means of offsetting the costs of moving beyond this threshold;
•	the anticipated pro forma financial impact of the merger on the combined company, including an estimated 5% accretion, or $0.09 in First Financial’s earnings per share in 2018, and 9% accretion, or $0.17 in earnings per share in 2019 (exclusive of restructuring charges and inclusive of estimated cost savings);
•	the anticipated positive impact of the merger on the combined company’s capital position, including regulatory capital levels, and the combined company’s potential ability to generate substantial internal capital to support future growth;
•	the participation of six of MainSource’s directors in the combined company which the First Financial board of directors believed would enhance the likelihood of realizing the strategic benefits that First Financial expects to derive from the merger;
•	the strength of the combined management team following completion of the merger which will provide First Financial with the necessary depth to support a larger institution and position First Financial for future growth;
•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to First Financial’s shareholders;
•	the financial analyses of Sandler O’Neill presented on July 25, 2017 to the First Financial board of directors, as well as the related opinion of Sandler O’Neill, dated July 25, 2017, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Sandler O’Neill, as more fully described in the opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to First Financial;

•	the fact that First Financial’s shareholders will have a chance to vote on the merger; and
•	its review with First Financial’s independent legal advisor, Squire Patton Boggs, of the terms of the merger agreement, including deal protection and termination fee provisions.

The First Financial board of directors also considered potential risks relating to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

•	the possibility of encountering difficulties in achieving anticipated cost savings in the amounts estimated or in the time frame contemplated;
•	the possibility of encountering difficulties in successfully integrating MainSource’s business, operations, and workforce with those of First Financial;
•	the transaction-related restructuring charges and other merger-related costs, including the payments and other benefits to be received by MainSource management in connection with the merger pursuant to existing MainSource plans and compensation arrangements and the merger agreement;
•	initial dilution to tangible book value per common share is estimated to be $0.64 or 5.4% at closing, which First Financial’s management believes can be earned back within approximately three years;
•	diversion of management attention and resources from the operation of First Financial’s business towards the completion of the merger; and
•	the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Financial board of directors is not intended to be exhaustive, but includes the material factors considered by the First Financial board of directors. In reaching its decision to adopt the merger agreement, to approve the merger and the other transactions contemplated by the merger agreement, and to recommend that First Financial’s shareholders adopt the merger agreement, the First Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Financial board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Financial board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Financial and unanimously voted to adopt the merger agreement, to approve the merger and the transactions contemplated by it, and to recommend that First Financial’s shareholders adopt the merger agreement.

The First Financial board of directors unanimously recommends that First Financial shareholders vote “FOR” the approval of the merger proposal and other merger-related proposals.

It should be noted that this explanation of the First Financial board of directors’ reasoning presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

Opinion of Sandler O’Neill & Partners, L.P.

By letter dated May 23, 2017, First Financial retained Sandler O’Neill to render a fairness opinion to the First Financial board of directors in connection with First Financial’s consideration of a possible business combination with MainSource. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 25, 2017 meeting at which the First Financial board considered and approved the merger agreement, Sandler O’Neill delivered to the First Financial board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the exchange ratio provided for in the merger agreement was fair to First Financial from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. First Financial shareholders are urged to read the entire opinion carefully in connection with their consideration of First Financial’s merger proposal.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the First Financial board in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the exchange ratio to First Financial. Sandler O’Neill’s opinion does not constitute a recommendation to any First Financial shareholder as to how such First Financial shareholder should vote at any meeting of shareholders called to consider and vote upon the First Financial share issuance proposal. It does not address the underlying business decision of First Financial to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for First Financial, or the effect of any other transaction in which First Financial might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any First Financial or MainSource officers, directors, or employees, or class of such persons, if any, relative to the compensation to be received in the merger by any other shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	an execution copy of the merger agreement, dated July 25, 2017;
•	certain publicly available financial statements and other historical financial information of First Financial that Sandler O’Neill deemed relevant;
•	certain publicly available financial statements and other historical financial information of MainSource that Sandler O’Neill deemed relevant;
•	publicly available median analyst earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018 and estimated dividends per share for the year ending December 31, 2017;
•	long-term First Financial earnings per share growth rates for the years after the year ending December 31, 2018 and dividend payout ratios for the years after the year ending December 31, 2017, as discussed with the senior management of First Financial;
•	publicly available consensus analyst earnings per share estimates for MainSource for the years ending December 31, 2017 and December 31, 2018;
•	estimated dividends per share for the years ending December 31, 2017 and December 31, 2018 and estimated long-term earnings per share growth rates and dividend payout ratios for the years thereafter, as discussed with the senior management of MainSource;
•	the pro forma financial impact of the merger on First Financial based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and anticipated regulatory and compliance costs, as provided by the senior management of First Financial;
•	the relative contribution of assets, liabilities, equity, and earnings of First Financial and MainSource to the combined entity;

•	the publicly reported historical price and trading activity for First Financial common stock and MainSource common stock, including a comparison of certain stock trading information for First Financial common stock, MainSource common stock, and certain stock indices as well as similar publicly available information for certain other companies the securities of which are publicly traded;
•	a comparison of certain financial information for First Financial and MainSource with similar bank institutions for which information is publicly available;
•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses, and investigations and financial, economic, and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of First Financial the business, financial condition, results of operations, and prospects of First Financial and held similar discussions with certain members of the senior management of MainSource and its representatives regarding the business, financial condition, results of operations, and prospects of MainSource.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by First Financial, MainSource, or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill further relied on the assurances of the respective managements of First Financial and MainSource that they are not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Financial or MainSource, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of First Financial or MainSource. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of First Financial or MainSource, or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to First Financial or MainSource. Sandler O’Neill assumed, with First Financial’s consent, that the respective allowances for loan losses for both First Financial and MainSource are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available median analyst earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018, estimated dividends per share for the year ending December 31, 2017, long-term earnings per share growth rates for the years after the year ending December 31, 2018 and long-term dividend payout ratios for the years after the year ending December 31, 2017, as discussed with the senior management of First Financial. In addition, in preparing its analyses Sandler O’Neill used publicly available consensus analyst earnings per share estimates for MainSource for the years ending December 31, 2017 and December 31, 2018, estimated dividends per share for the years ending December 31, 2017 and December 31, 2018, estimated long-term earnings per share growth rates for the years after the year ending December 31, 2018 and long-term dividend payout ratios for the years after the year ending December 31, 2018, as discussed with the senior management of MainSource. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and anticipated regulatory and compliance costs, as provided by the senior management of First Financial. With respect to the foregoing information, the respective managements of First Financial and MainSource confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates, and judgments of those respective managements of the future financial performance of First Financial and MainSource, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in First

Financial’s or MainSource’s assets, financial condition, results of operations, business, or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that First Financial and MainSource will remain as going concerns for all periods relevant to Sandler O’Neill’s analyses.

Sandler O’Neill also assumed, with First Financial’s consent, that (i) each of the parties to the merger agreement will comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements, and that the conditions precedent in such agreements were not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents, and releases with respect to the merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on First Financial, MainSource. or the merger or any related transaction, (iii) the merger and any related transaction will be consummated in accordance with the terms of the merger agreement without any waiver, modification, or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with First Financial’s consent, Sandler O’Neill relied upon the advice that First Financial received from its legal, accounting, and tax advisors as to all legal, accounting, and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm, or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of First Financial common stock or MainSource common stock at any time or what the value of First Financial common stock will be once it is actually received by the holders of MainSource common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the financial analyses underlying the opinion or the presentation made by Sandler O’Neill to the First Financial board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to First Financial or MainSource, and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Financial and MainSource and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of Sandler O’Neill, First Financial, and MainSource. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to First Financial’s board of directors at its July 25, 2017 meeting. Estimates on the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of First Financial common stock or the prices at which First Financial common stock or MainSource common stock may be sold at any time Sandler O’Neill’s opinion was among several factors taken into consideration by the First Financial board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First Financial board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between First Financial and MainSource and the decision to enter into the merger agreement was solely that of the First Financial board.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Sandler O’Neill reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, upon the effective time of the merger, each share of MainSource common stock that is issued and outstanding immediately before the effective date, except for certain shares of MainSource Common Stock as specified in the merger agreement, shall be converted into and exchanged for the right to receive 1.3875 shares of common stock of First Financial. Using First Financial’s July 25, 2017 closing stock price of $28.10 and based upon the following (as provided by MainSource management), (a) 25,575,804 shares of MainSource common stock outstanding and 36,442 performance share units that are assumed to be converted to common stock at close, (b) 115,417 outstanding MainSource options with a weighted average strike price of $11.36, and (c) 572,813 outstanding MainSource warrants outstanding with a weighted average strike price of $14.92, Sandler O’Neill calculated an implied transaction value per share of $38.99 and an aggregate implied transaction value of approximately $1.0 billion. Based upon historical financial information for MainSource as of or for the last twelve months (“LTM”) ended June 30, 2017, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price / MainSource LTM Earnings Per Share(1)	19.3	x
Transaction Price / MainSource 2017 Median Analyst Estimated Earnings Per Share	18.3	x
Transaction Price / MainSource 2018 Median Analyst Estimated Earnings Per Share	16.4	x
Transaction Price / MainSource Book Value Per Share	193%
Transaction Price / MainSource Tangible Book Value Per Share	272%
Tangible Book Premium / Core Deposits(2)	19.3%
Market Premium as of July 25, 2017	15.3%
(1)	Excludes $4.8 million in after tax merger adjustments incurred during last twelve months
(2)	Core deposits excludes time deposit accounts greater than $100,000; Premium based on consideration to MainSource shareholders

Contribution Analysis

Sandler O’Neill reviewed the relative contribution of various balance sheet and income statement items to be made by First Financial and MainSource to the combined company based on historical financial information for both companies as of June 30, 2017 and based on publicly available median analyst net income estimates for each of First Financial and MainSource for the years ending December 31, 2017 and December 31, 2018 and a long-term annual earnings per share growth rate for each of First Financial and MainSource for the year ending December 31, 2019, as discussed with the respective managements of First Financial and Main Source. The results of this analysis with the implied pro forma ownership percentages of First Financial and MainSource shareholders in the combined company based on the exchange ratio provided for in the merger agreement and assuming 100% stock consideration are set forth in the following table:

	First Financial		MainSource
Total Assets	65.5%		34.5%
Tangible Assets	65.7	%(3)	34.3%
Total Loans – Excluding HFS	66.0%		34.0%
Total Intangibles	58.2	%(3)	41.8%
Total Deposits	64.7%		35.3%
Core Deposits(1)	64.4%		35.6%
Tangible Common Equity	65.3	%(3)	34.7%
Last Twelve Months Net Income(2)	65.1%		34.9%
2017E Net Income	64.4%		35.6%
2018E Net Income	63.5%		36.5%
2019E Net Income	63.3%		36.7%
Market Capitalization as of July 25, 2017	66.9%		33.1%
Fully-Diluted Pro Forma Ownership	63.4%		36.6%
(1)	Excludes all time deposits greater than $100,000
(2)	Excludes $4.8 million in after tax merger adjustments incurred during last twelve months for MainSource
(3)	Intangible assets per regulatory filings as reported by SNL Financial in calculating total intangibles, tangible common equity, and tangible assets. Intangible assets for the aforementioned calculations exclude mortgage servicing rights of $1.5 million

Stock Trading History

Sandler O’Neill reviewed the historical publicly reported trading prices of First Financial common stock and MainSource common stock for the three year period ending July 25, 2017. Sandler O’Neill then compared the relationship between the movements in the price of First Financial common stock and MainSource common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

First Financial’s Three-Year Stock Performance

	Beginning Value July 25, 2014	Ending Value July 25, 2017
First Financial	100%	169.4%
First Financial Peer Group	100%	163.9%
NASDAQ Bank Index	100%	149.8%

MainSource’s Three-Year Stock Performance

	Beginning Value July 25, 2014	Ending Value July 25, 2017
MainSource	100%	198.4%
MainSource Peer Group	100%	174.0%
NASDAQ Bank Index	100%	149.8%

First Financial Comparable Company Analysis

Using publicly available information, Sandler O’Neill compared selected financial information for First Financial with a group of financial institutions selected by Sandler O’Neill. The First Financial peer group consisted of publicly-traded banks headquartered in the Midwest region with total assets between $4.0 billion and $20.0 billion, whose securities are publicly traded on a major exchange and excludes mutual holding companies, announced merger targets, and thrifts (the “First Financial Peer Group”). The First Financial Peer Group included the following companies:

1st Source Corporation	Great Western Bancorp, Inc.
Chemical Financial Corporation	Heartland Financial USA, Inc.
Community Trust Bancorp, Inc.	Lakeland Financial Corporation
Enterprise Financial Services Corp	MainSource Financial Group, Inc.
First Busey Corporation	MB Financial, Inc.
First Merchants Corporation	Old National Bancorp
First Midwest Bancorp, Inc.	Park National Corporation
Great Southern Bancorp, Inc.	Republic Bancorp, Inc.

The analysis compared publicly available financial information for First Financial with the corresponding data for the First Financial Peer Group as of or for the twelve months ending June 30, 2017 (unless otherwise noted), with pricing data as of July 25, 2017, unless otherwise noted. The table below sets forth the data for First Financial and the median, mean, high and low data for the First Financial Peer Group:

	First Financial	First Financial Peer Group Median	First Financial Peer Group Mean	First Financial Peer Group High	First Financial Peer Group Low
Total assets ($ in millions)	8,531	6,507	8,706	19,965	4,042
Loans / Deposits(1) (%)	88.1	94.6	95.2	125.0	75.6
Non-performing assets(2) / Total assets (%)	0.45	0.53	0.65	1.34	0.23
Tangible common equity/Tangible assets (%)	8.07	8.96	9.30	12.34	7.50
Leverage Ratio(3) (%)	8.69	10.26	10.37	13.23	8.58
Total Risk-based Capital Ratio(4) (%)	13.19	13.91	13.85	18.05	11.36
CRE / Total Risk-based Capital Ratio(5) (%)	210.8	188.0	180.8	386.3	53.5
LTM Return on avg. assets (%)	1.12	1.10	1.08	1.33	0.82
LTM Return on avg. tangible common equity(6) (%)	14.5	12.7	12.5	15.0	8.4
LTM Net interest margin (%)	3.68	3.67	3.70	4.10	3.22
LTM Efficiency ratio (%)	57.8	58.3	57.5	67.6	46.2
Price/Tangible book value (%)	261	228	215	263	125
Price/LTM Earnings per share	18.7	18.5	18.3	22.6	14.8
Price/2017 Est. Earnings per share(7) (x)	17.9	16.6	16.8	20.8	14.6
Price/2018 Est. Earnings per share(7) (x)	16.3	14.7	15.1	19.2	12.9
Current Dividend Yield (%)	2.4	2.0	2.1	3.8	0.9
Market value ($ in millions)	1,746	1,359	1,662	3,589	675
(1)	Loans/Deposits as of March 31, 2017 for MB Financial, Inc. and Park National Corporation
(2)	Excludes restructured loans, regulatory data for First Financial Bancorp as of March 31, 2017
(3)	Leverage Ratio as of March 31, 2017 for MB Financial, Inc., Park National Corporation, Enterprise Financial Services Corp, and Republic Bancorp, Inc.
(4)	Total Risk-based Capital Ratio as of March 31, 2017 for Park National Corporation and Republic Bancorp, Inc.
(5)	CRE defined as total non-owner-occupied CRE loans (including construction and land development loans); most recent regulatory data available used
(6)	LTM Return on average tangible common equity as of March 31, 2017 for Enterprise Financial Services Corp
(7)	Price/forward earnings multiples based on analyst consensus median estimates from SNL CapIQ

Note: Chemical Financial Corporation, First Midwest Bancorp, Inc., Great Western Bancorp, Inc., Heartland Financial USA, Inc., First Merchants Corporation, First Busey Corporation, MainSource Financial Group, Inc., and First Financial Bancorp data as of March 31, 2017.

MainSource Comparable Company Analysis

Using publicly available information, Sandler O’Neill compared selected financial information for MainSource with a group of financial institutions selected by Sandler O’Neill. The MainSource peer group consisted of publicly-traded banks headquartered in the Midwest region with total assets between $3.0 billion and $10.0 billion, whose securities are publicly traded on a major exchange and excludes mutual holding companies, announced merger targets, and thrifts (the “MainSource Peer Group”). The MainSource Peer Group also excluded Byline Bancorp due to their recent initial public offering. The MainSource Peer Group included the following companies:

1st Source Corporation	Lakeland Financial Corporation
Community Trust Bancorp, Inc.	Mercantile Bank Corporation
Enterprise Financial Services Corp	Midland States Bancorp, Inc.
First Busey Corporation	MidWestOne Financial Group, Inc.
First Financial Bancorp	Park National Corporation
First Merchants Corporation	Peoples Bancorp Inc.
Great Southern Bancorp, Inc.	QCR Holdings, Inc.
Heartland Financial USA, Inc.	Republic Bancorp, Inc.
Horizon Bancorp	Stock Yards Bancorp, Inc.

The analysis compared publicly available financial information for MainSource with the corresponding data for the MainSource Peer Group as of or for the twelve months ending June 30, 2017 (unless otherwise noted), with pricing data as of July 25, 2017, unless otherwise noted. The table below sets forth the data for MainSource and the median, mean, high and low data for the MainSource Peer Group:

	MainSource	MainSource Peer Group Median	MainSource Peer Group Mean	MainSource Peer Group High	MainSource Peer Group Low
Total assets ($ in millions)	4,042	4,420	4,938	8,531	3,033
Loans / Deposits(1) (%)	82.9	91.6	94.4	125.0	75.6
Non-performing assets(2) / Total assets (%)	0.54	0.50	0.58	1.34	0.23
Tangible common equity/Tangible assets (%)	8.89	9.11	9.37	12.34	7.50
Leverage Ratio(3) (%)	9.93	10.55	10.55	13.23	8.69
Total Risk-based Capital Ratio(4) (%)	14.60	13.74	14.05	18.05	12.01
CRE / Total Risk-based Capital Ratio(5) (%)	162.4	197.1	188.3	386.3	53.5
LTM Return on average assets (%)	1.06	1.11	1.09	1.43	0.71
LTM Return on average tangible common equity(6) (%)	12.5	12.4	12.4	14.7	8.4
LTM Net interest margin (%)	3.67	3.71	3.71	4.10	3.22
LTM Efficiency ratio (%)	60.8	59.4	59.0	67.6	46.7
Price/Tangible book value (%)	233	213	209	265	125
Price/LTM Earnings per share (x)	19.7	18.3	18.1	21.2	14.8
Price/2017 Estimated Earnings per share(7) (x)	15.9	17.2	16.9	20.8	14.2
Price/2018 Estimated Earnings per share(7) (x)	14.2	15.3	15.3	19.2	12.9
Current Dividend Yield (%)	2.0	2.0	2.0	3.8	0.4
Market value ($ in millions)	865	806	977	1,746	427
(1)	Loans/Deposits as of March 31, 2017 for Park National Corporation and QCR Holdings, Inc.
(2)	Excludes restructured loans, regulatory data for First Financial Bancorp and QCR Holdings, Inc. as of March 31, 2017

(3)	Leverage Ratio as of March 31, 2017 for Park National Corporation, Enterprise Financial Services Corp, and Republic Bancorp, Inc.
(4)	Total Risk-based Capital Ratio as of March 31, 2017 for Park National Corporation and Republic Bancorp, Inc.
(5)	CRE defined as total non-owner-occupied CRE loans (including construction and land development loans); most recent regulatory data available used
(6)	LTM Return on average tangible common equity as of March 31, 2017 for Enterprise Financial Services Corp
(7)	Price/ forward earnings multiples based on analyst consensus median estimates from SNL CapIQ

Note: First Financial Bancorp, Heartland Financial USA, Inc., First Merchants Corporation, First Busey Corporation, Midland States Bancorp, Inc., Horizon Bancorp, MidWestOne Financial Group, Inc., Stock Yards Bancorp, Inc., and MainSource Financial Group, Inc. data as of March 31, 2017.

Selected Transactions Analysis

Sandler O’Neill reviewed recent merger and acquisition transactions consisting of a national group. The national group consisted of nationwide bank and thrift transactions with target total assets between $2.5 billion and $7.5 billion announced between January 1, 2015 and July 25, 2017 (which we refer to as the “Nationwide Precedent Transactions” in this section).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror:	Target:
Associated Banc-Corp	Bank Mutual Corp.
Union Bankshares Corporation	Xenith Bankshares, Inc.
South State Corporation	Park Sterling Corporation
PacWest Bancorp	CU Bancorp
Home BancShares, Inc.	Stonegate Bank
IBERIABANK Corporation	Sabadell United Bank N.A.
Pinnacle Financial Partners, Inc.	BNC Bancorp
Columbia Banking System, Inc.	Pacific Continental Corporation
First Interstate BancSystem, Inc.	Cascade Bancorp
United Bankshares, Inc.	Cardinal Financial Corporation
F.N.B. Corporation	Yadkin Financial Corporation
Chemical Financial Corporation	Talmer Bancorp, Inc.
BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.
MB Financial, Inc.	American Chartered Bancorp, Inc.
Bank of the Ozarks, Inc.	Community & Southern Holdings, Inc.
Yadkin Financial Corporation	NewBridge Bancorp
F.N.B. Corporation	Metro Bancorp, Inc.
PacWest Bancorp	Square 1 Financial, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to median analyst estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the merger to the median, mean, high, and low metrics of the Nationwide Precedent Transactions group.

	First Financial/ MainSource		Median Nationwide Precedent Transactions		Mean Nationwide Precedent Transactions		High Nationwide Precedent Transactions		Low Nationwide Precedent Transactions
Transaction price/LTM earnings per share	19.3	x(2)	23.1	x	24.5	x	38.4	x	14.8	x
Transaction price/Median analyst estimated earnings per share(1)	18.3	x	19.7	x	20.8	x	28.2	x	12.7	x
Transaction price/Book value per share	193%		182%		186%		262%		143%
Transaction price/Tangible book value per share	272%		221%		219%		317%		146%
Core deposit premium	19.3	%(3)	17.5%		16.7%		23.0%		9.4%
1-Day market premium	15.3%		7.2%		10.5%		36.1%		(2.2%)
(1)	Union Bankshares Corporation and Xenith Bankshares, Inc. represents Price / 1st Quarter 2017 Annualized EPS in order to exclude the impact of Xenith’s 3rd Quarter 2016 outsized provision, nonrecurring merger expenses, and DTA reversal
(2)	Excludes $4.8 million in after tax merger adjustments incurred during last twelve months
(3)	Core deposits excludes time deposit accounts greater than $100,000. Premium based on consideration to MainSource shareholders

Net Present Value Analyses

Sandler O’Neill performed an analysis that estimated the net present value per share of First Financial’s common stock, assuming First Financial performed in accordance with publicly available analyst median consensus earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018, and estimated dividends per share for the year ending December 31, 2017, as well as long-term earnings per share growth rates for the years after the year ending December 31, 2018 and long-term dividend payout ratios for the years after the year ending December 31, 2017, as discussed and confirmed with the senior management of First Financial. To approximate the terminal value of First Financial common stock at December 31, 2021, Sandler O’Neill applied price to 2021 earnings per share multiples ranging from 16.0x to 21.0x and multiples of December 31, 2021 tangible book value per share ranging from 180% to 260%. The terminal values were then discounted to present values using different discount rates ranging from 8.5% to 11.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Financial common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Financial common stock of $23.03 to $33.09 when applying multiples of earnings per share and $20.31 to $31.68 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
8.5%	$25.89	$27.33	$28.77	$30.21	$31.65	$33.09
9.0%	$25.38	$26.79	$28.20	$29.61	$31.02	$32.43
9.5%	$24.89	$26.27	$27.65	$29.03	$30.41	$31.79
10.0%	$24.41	$25.76	$27.11	$28.47	$29.82	$31.17
10.5%	$23.94	$25.26	$26.59	$27.91	$29.24	$30.56
11.0%	$23.48	$24.78	$26.07	$27.37	$28.67	$29.97
11.5%	$23.03	$24.30	$25.57	$26.85	$28.12	$29.39

Tangible Book Value Per Share Multiples

Discount Rate	180%	200%	220%	240%	260%
8.5%	$22.81	$25.03	$27.25	$29.46	$31.68
9.0%	$22.37	$24.54	$26.71	$28.88	$31.05
9.5%	$21.94	$24.06	$26.19	$28.32	$30.44
10.0%	$21.52	$23.60	$25.68	$27.76	$29.85
10.5%	$21.10	$23.14	$25.18	$27.23	$29.27
11.0%	$20.70	$22.70	$24.70	$26.70	$28.70
11.5%	$20.31	$22.27	$24.23	$26.19	$28.15

Sandler O’Neill also considered and discussed with the First Financial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming First Financial’s net income varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for First Financial common stock, applying the price to 2021 earnings per share multiples ranging from 16.0x to 21.0x referred to above and a discount rate of 10.00%.

Earnings Per Share Multiples

Annual Estimated Variance	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
(20.0%)	$20.08	$21.16	$22.24	$23.32	$24.41	$25.49
(15.0%)	$21.16	$22.31	$23.46	$24.61	$25.76	$26.91
(10.0%)	$22.24	$23.46	$24.68	$25.89	$27.11	$28.33
(5.0%)	$23.32	$24.61	$25.89	$27.18	$28.47	$29.75
0.0%	$24.41	$25.76	$27.11	$28.47	$29.82	$31.17
5.0%	$25.49	$26.91	$28.33	$29.75	$31.17	$32.59
10.0%	$26.57	$28.06	$29.55	$31.04	$32.52	$34.01
15.0%	$27.65	$29.21	$30.77	$32.32	$33.88	$35.43
20.0%	$28.74	$30.36	$31.98	$33.61	$35.23	$36.85

Sandler O’Neill also performed two analyses that estimated the net present value per share of MainSource common stock under various circumstances. The first analysis assumed MainSource performed in accordance with publicly available analyst consensus estimates for MainSource for the years ending December 31, 2017 and December 31, 2018 and estimated dividends per share for the years ending December 31, 2017 and December 31, 2018, as well as estimated long-term earnings per share growth rates for the years thereafter and long-term dividend payout ratios for the years after the year ending December 31, 2018, as discussed and confirmed with the senior management of MainSource (the “MainSource Stand Alone NPV Analysis”). For the second analysis, Sandler O’Neill used the same assumptions as the MainSource Stand Alone NPV Analysis, but also included assumptions related to after-tax cost savings, as discussed with the senior management of First Financial (the “MainSource Adjusted NPV Analysis”).

For both the MainSource Stand Alone NPV Analysis and MainSource Adjusted NPV Analysis, to approximate the terminal value of MainSource common stock at December 31, 2021, Sandler O’Neill applied price to 2021 earnings per share multiples ranging from 16.0x to 21.0x and multiples of December 31, 2021 tangible book value per share ranging from 160% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 12.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of MainSource common stock. As illustrated in the following tables, the MainSource Stand Alone NPV Analysis indicated an imputed range of values per share of MainSource common stock of $29.52 to $42.76 when applying multiples of earnings per share and the MainSource Adjusted NPV Analysis indicated an imputed range of values per share of MainSource common stock of $40.57 to $59.14 when applying multiples of earnings per share. In addition, as illustrated in the following tables, the MainSource Stand Alone NPV Analysis indicated an imputed range of values per share of MainSource common stock of $24.16 to $40.88 when applying multiples of tangible book value per share and the MainSource Adjusted NPV Analysis indicated an imputed range of values per share of MainSource common stock of $27.29 to $46.41 when applying multiples of tangible book value per share.

Earnings Per Share Multiples (MainSource Stand Alone NPV Analysis)

Discount Rate	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
9.5%	$33.20	$35.11	$37.03	$38.94	$40.85	$42.76
10.0%	$32.55	$34.42	$36.30	$38.17	$40.04	$41.91
10.5%	$31.91	$33.75	$35.58	$37.42	$39.25	$41.09
11.0%	$31.29	$33.09	$34.89	$36.69	$38.48	$40.28
11.5%	$30.69	$32.45	$34.21	$35.97	$37.73	$39.50
12.0%	$30.10	$31.82	$33.55	$35.28	$37.00	$38.73
12.5%	$29.52	$31.21	$32.90	$34.60	$36.29	$37.98

Earnings Per Share Multiples (MainSource Adjusted NPV Analysis)

Discount Rate	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
9.5%	$45.68	$48.37	$51.06	$53.76	$56.45	$59.14
10.0%	$44.78	$47.41	$50.05	$52.69	$55.32	$57.96
10.5%	$43.89	$46.48	$49.06	$51.64	$54.23	$56.81
11.0%	$43.03	$45.56	$48.09	$50.63	$53.16	$55.69
11.5%	$42.19	$44.67	$47.15	$49.63	$52.11	$54.59
12.0%	$41.37	$43.80	$46.23	$48.66	$51.10	$53.53
12.5%	$40.57	$42.95	$45.34	$47.72	$50.10	$52.48

Tangible Book Value Per Share Multiples (MainSource Stand Alone NPV Analysis)

Discount Rate	160%	180%	200%	220%	235%	250%
9.5%	$27.14	$30.19	$33.24	$36.30	$38.59	$40.88
10.0%	$26.61	$29.60	$32.59	$35.58	$37.83	$40.07
10.5%	$26.10	$29.03	$31.96	$34.89	$37.08	$39.28
11.0%	$25.59	$28.46	$31.34	$34.21	$36.36	$38.51
11.5%	$25.10	$27.92	$30.73	$33.54	$35.65	$37.76
12.0%	$24.62	$27.38	$30.14	$32.90	$34.96	$37.03
12.5%	$24.16	$26.86	$29.56	$32.26	$34.29	$36.32

Tangible Book Value Per Share Multiples (MainSource Adjusted NPV Analysis)

Discount Rate	160%	180%	200%	220%	235%	250%
9.5%	$30.68	$34.18	$37.67	$41.17	$43.79	$46.41
10.0%	$30.08	$33.50	$36.93	$40.35	$42.92	$45.49
10.5%	$29.50	$32.85	$36.20	$39.56	$42.08	$44.59
11.0%	$28.92	$32.21	$35.50	$38.79	$41.25	$43.72
11.5%	$28.37	$31.59	$34.81	$38.03	$40.45	$42.86
12.0%	$27.82	$30.98	$34.14	$37.29	$39.66	$42.03
12.5%	$27.29	$30.39	$33.48	$36.58	$38.90	$41.22

Sandler O’Neill also considered and discussed with the First Financial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming MainSource’s net income varied from 20% above estimates to 20% below estimates for both the MainSource Stand Alone NPV Analysis and MainSource Adjusted NPV Analysis. This analysis resulted in the following range of per share values for MainSource common stock, applying the price to 2021 earnings multiples range of 16.0x to 21.0x referred to above and a discount rate of 11.00%.

Earnings Per Share Multiples (MainSource Stand Alone NPV Analysis)

Annual Estimate Variance	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
(20.0%)	$25.54	$26.98	$28.42	$29.86	$31.29	$32.73
(15.0%)	$26.98	$28.51	$30.04	$31.56	$33.09	$34.62
(10.0%)	$28.42	$30.04	$31.65	$33.27	$34.89	$36.51
(5.0%)	$29.86	$31.56	$33.27	$34.98	$36.69	$38.39
0.0%	$31.29	$33.09	$34.89	$36.69	$38.48	$40.28
5.0%	$32.73	$34.62	$36.51	$38.39	$40.28	$42.17
10.0%	$34.17	$36.15	$38.12	$40.10	$42.08	$44.06
15.0%	$35.61	$37.68	$39.74	$41.81	$43.88	$45.94
20.0%	$37.05	$39.20	$41.36	$43.52	$45.67	$47.83

Earnings Per Share Multiples (MainSource Adjusted NPV Analysis)

Annual Estimate Variance	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
(20.0%)	$37.28	$39.45	$41.62	$43.79	$45.97	$48.14
(15.0%)	$38.72	$40.98	$43.24	$45.50	$47.76	$50.03
(10.0%)	$40.16	$42.51	$44.86	$47.21	$49.56	$51.91
(5.0%)	$41.59	$44.04	$46.48	$48.92	$51.36	$53.80
0.0%	$43.03	$45.56	$48.09	$50.63	$53.16	$55.69
5.0%	$44.47	$47.09	$49.71	$52.33	$54.95	$57.58
10.0%	$45.91	$48.62	$51.33	$54.04	$56.75	$59.46
15.0%	$47.35	$50.15	$52.95	$55.75	$58.55	$61.35
20.0%	$48.78	$51.67	$54.57	$57.46	$60.35	$63.24

In connection with its analyses, Sandler O’Neill considered and discussed with the First Financial board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger on First Financial assuming the merger close at the end of the first calendar quarter of 2018. Sandler O’Neill utilized the following information and assumptions: (i) publicly available median analyst earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018 and estimated dividends per share for the year ending December 31, 2017, as well as long-term earnings per share growth rates for the years after the year ending December 31, 2018 and long-term dividend payout ratios for the years after the year ending December 31, 2017, as discussed and confirmed with the senior management of First Financial, (ii) publicly available consensus analyst earnings per share estimates for MainSource for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual asset and earnings per share growth rates, dividends per share for the year ending December 31, 2017 and December 31, 2018 and long-term dividend payout ratio for years thereafter, as discussed and confirmed with the senior management of MainSource, and (iii) certain assumptions related to transaction expenses, purchase accounting adjustments, as well as certain cost savings assumptions, as provided by the senior management of First Financial. The analysis indicated that the merger could be accretive to First Financial’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2018 and thereafter and dilutive to First Financial’s estimated tangible book value per share at close.

In connection with this analysis, Sandler O’Neill considered and discussed with the First Financial board how the analysis would be affected by changes in the underlying assumptions and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill is acting as First Financial’s financial advisor in connection with the merger and First Financial has agreed to pay Sandler O’Neill a fee for such services in an amount equal to $4.0 million, which fee is contingent upon the closing of the merger. Sandler O’Neill also received a fee from First Financial in an amount equal to $500,000 upon rendering its opinion. First Financial has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. Sandler O’Neill did not provide any other investment banking services to First Financial in the two years preceding the date of its opinion, nor did Sandler O’Neill provide any investment banking services to MainSource in the two years preceding the date thereof. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from or sell securities to First Financial, MainSource, or their respective affiliates. Sandler O’Neill may also actively trade the equity or debt securities of First Financial, MainSource, or their respective affiliates for its own account and for the accounts of its customers.

MainSource’s Reasons for the Merger; Recommendation of MainSource’s Board of Directors

After careful consideration, the MainSource board of directors, at a meeting held on July 25, 2017, determined that the merger with First Financial is in the best interests of MainSource and its shareholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that MainSource’s shareholders vote “FOR” the adoption of the MainSource merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement, the MainSource board of directors evaluated the merger agreement and the merger in consultation with MainSource’s management, as well as MainSource’s financial and legal advisors, and considered a number of factors, including the following material factors which are not intended to be exhaustive and are not presented in any relative order of importance:

•	the belief that the merger will create a premier Midwest community bank with a meaningful presence in large, high-growth metropolitan markets, including Northwest Indiana, Louisville, Kentucky, Indianapolis, Indiana, and Cincinnati and Columbus, Ohio, with industry leading profitability and efficiency;
•	the anticipated earnings per share accretion for MainSource shareholders as a result of the merger;
•	the anticipated increase in the dividend of approximately $0.066 per share, based upon MainSource’s and First Financial’s third quarter 2017 dividends, to be paid to MainSource’s shareholders based on First Financial’s current and forecasted dividend payout ratio;
•	the proposed terms of the merger transaction with First Financial and the value of the proposed terms to MainSource shareholders, including the attractive valuation, which allows MainSource shareholders to lock in stock price appreciation gains to date plus a premium of 15.3% based upon the closing prices of MainSource common stock and First Financial stock on July 25, 2017, the day of the public announcement of the execution of the merger agreement;
•	the fact that MainSource shareholders will own approximately 36% of the combined company following the merger;
•	the significant overlap of the two bank franchises, including the fact that 35% of First Financial deposits are within 5 miles of a MainSource branch, which provides an opportunity for the combined company to achieve significant cost savings through branch closures without affecting customer service;
•	the expectation that the merger will result in approximately $43 million in annual net cost savings following the completion of the merger and full integration of the two companies;
•	the business, earnings, operations, financial condition, stock price, performance, management, prospects, capital levels, and credit quality of each of MainSource and First Financial, based upon MainSource’s diligence of First Financial;
•	the current and prospective business and economic environment of the banking industry, the scarcity of prospects for acquisition within the markets in which MainSource operates, and in particular the Indianapolis market, the competitive pricing for acquisition targets and the regulatory burdens on financial institutions;

•	the resulting company’s enhanced competitive position as the 6th largest bank by deposit market share in Indiana and the 4th largest bank by deposit market share in Cincinnati, Ohio;
•	the overall size of the combined company, which will position it to cross over the $10 billion asset threshold in an efficient and meaningful way, thereby reducing the potential negative impact on the combined company’s earnings as a result of its assets exceeding $10 billion, including the limit on the amount of debit card interchange fees that the combined company will be able to charge under the Durbin Amendment under the Dodd-Frank Act, and the increased regulatory burden and cost on the bank of having total assets in excess of $10 billion, including becoming subject to oversight by the CFPB;
•	the overall size and anticipated earnings of the combined company, which are anticipated to give the combined company the resources to grow and to compete against larger financial institutions in such areas as investment in technology innovation;
•	the MainSource board of directors’ consideration of potential alternative (upstream) merger partners, including review of the resulting footprint, cultural compatibility, and ability to pay for each potential merger partner;
•	the MainSource board of directors’ evaluation and views of MainSource’s potential strategic alternatives compared to a strategic merger with First Financial, including remaining independent, continuing to grow through de novo branching or acquisitions, merger of equals, or acquisition by a larger merger partner;
•	the potential to combine the strengths of each company, including MainSource’s low cost core deposits and First Financial’s diversified business lines, to create an even stronger, more competitive financial institution;
•	the fact that the management team of the combined company will consist of current executives of both MainSource and First Financial, including the Chief Executive Officer and Chief Financial Officer of MainSource, which will allow for management continuity, deeper experience and greater opportunities for succession planning;
•	the fact that the board of directors following the merger will consist of nine current directors of First Financial and six current directors of MainSource, which will allow MainSource to have a significant influence on the organization following the merger and which the MainSource board of directors believes will enhance the likelihood of realizing the strategic benefits that the combined company expects to derive from the merger;
•	the complementary and compatible aspects of the business of MainSource and First Financial, including similar cultures, similar focus on the communities in which the banks operate and similar management philosophies with respect to credit and operations;
•	the compatible credit metrics and credit cultures (both strong), plus increased lending limits available in the merged company;
•	the potential revenue synergy opportunities resulting from the merger, including opportunities to cross-sell expanded products and services to a larger combined customer base and to larger customers;
•	the increased liquidity that MainSource shareholders will have with the combined company;
•	the fact that MainSource’s shareholders will have a chance to vote on the merger;
•	the commitment made by First Financial to Decatur County, Indiana, which includes an investment of $1 million during the five years following the merger for charitable or community groups and the retention of at least 100 jobs in Greensburg;
•	the combined acquisition and integration experience of the MainSource and First Financial management teams;
•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company given its larger size, asset base, capital, lending capacity, and footprint;

•	the views of the MainSource board of directors as to the likelihood that the regulatory approvals necessary to complete the merger would be obtained;
•	the views of the MainSource board of directors as to the ability of MainSource’s and First Financial’s management teams to successfully integrate and operate the business of the combined company after the merger;
•	the financial presentation, dated July 25, 2017, of KBW to the MainSource board of directors and opinion, dated July 25, 2017, of KBW to the MainSource board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of MainSource common stock of the exchange ratio in the proposed merger, as more fully described below under “—Opinion of Keefe, Bruyette & Woods, Inc.”;
•	the termination and walk-away provisions of merger agreement, which allow the MainSource board of directors to:
•	withdraw its recommendation to MainSource’s shareholders under certain circumstances to accept a superior business combination proposal;
•	terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a $40 million termination fee); and
•	terminate the merger agreement in the event of a decline in First Financial’s stock price by a certain amount in excess of a certain decline in the KBW regional banking index; and
•	the MainSource board of directors’ review and discussions with its management, financial and legal advisors concerning MainSource’s due diligence examination of First Financial’s business and the terms of the merger agreement.

The board of directors of MainSource also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

•	that the exchange ratio for the merger consideration is fixed, so that if the market price of First Financial common stock is lower at the time of the closing of the merger, the implied market value of the per share merger consideration to be received by MainSource’s shareholders in exchange for their shares of MainSource common stock will also be lower;
•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating MainSource’s business, operations, and workforce with those of First Financial, or achieving anticipated cost synergies and savings within the expected period of time;
•	the transaction-related restructuring charges and other merger-related costs;
•	the risk that the market would react negatively to First Financial’s announcement of the merger transaction;
•	the potential impact of the merger on MainSource’s employees on communities, including the anticipated loss of jobs and branch closures;
•	the reduction in board and management control of the combined entity;
•	the potential risk of diverting management attention and resources from the operation of MainSource’s business and towards the completion of the merger;
•	the fact that MainSource will incur substantial transaction costs even if the merger is not consummated; and
•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

In addition, the MainSource board of directors was aware of and considered the fact that some of MainSource’s directors and executive officers may have other interests in the merger that may be different from, or in addition to, their interests as MainSource shareholders, as more fully described under “—Interests of MainSource’s Directors and Executive Officers in the Merger.” The MainSource board of directors also realized that there can be no assurance about future results, including results expected or considered in the factors listed above.

The foregoing discussion of the information and factors considered by the MainSource board of directors is not intended to be exhaustive, but includes the material factors considered by the MainSource board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the MainSource board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The MainSource board of directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

Opinion of Keefe, Bruyette & Woods, Inc.

MainSource engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to MainSource, including an opinion to the MainSource board of directors as to the fairness, from a financial point of view, to the holders of MainSource common stock of the exchange ratio in the proposed merger of MainSource with and into First Financial. MainSource selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the MainSource board held on July 25, 2017, at which the MainSource board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the MainSource board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of MainSource common stock. The MainSource board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the MainSource board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of MainSource common stock. It did not address the underlying business decision of MainSource to engage in the merger or enter into the merger agreement or constitute a recommendation to the MainSource board in connection with the merger, and it does not constitute a recommendation to any holder of MainSource common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of MainSource and First Financial and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated July 19, 2017 (the most recent draft then made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of MainSource;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the period ended March 31, 2017 of MainSource;
•	certain draft and unaudited quarterly financial results for the quarter ended June 30, 2017 of MainSource (provided to KBW by representatives of MainSource);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of First Financial;
•	the unaudited quarterly financial results and Quarterly Report on Form 10-Q for the period ended March 31, 2017 of First Financial;
•	certain draft and unaudited quarterly financial results for the quarter ended June 30, 2017 of First Financial (provided to KBW by representatives of First Financial);
•	certain regulatory filings of MainSource and First Financial and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2016 and the quarter ended March 31, 2017;
•	certain other interim reports and other communications of MainSource and First Financial to their respective shareholders; and
•	other financial information concerning the businesses and operations of MainSource and First Financial that was furnished to KBW by MainSource and First Financial or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of MainSource and First Financial;
•	the assets and liabilities of MainSource and First Financial;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for MainSource and First Financial with similar information for certain other companies the securities of which were publicly traded;
•	publicly available consensus “street estimates” of MainSource, as well as assumed long-term MainSource growth rates provided to KBW by MainSource management, all of which information was discussed with KBW by MainSource management and used and relied upon by KBW at the direction of such management and with the consent of the MainSource board;
•	publicly available consensus “street estimates” of First Financial, as well as assumed long-term First Financial growth rates provided to KBW by First Financial management, all of which information was discussed with KBW by First Financial management and used and relied upon by KBW based on such discussions, at the direction of MainSource management and with the consent of the MainSource board; and
•	estimates regarding certain pro forma financial effects of the merger on First Financial (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, First Financial management and that were used and relied upon by KBW based on such discussions, at the direction of MainSource management and with the consent of the MainSource board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market, and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of MainSource and First Financial regarding the past and current business operations, regulatory relations, financial condition, and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist MainSource in soliciting indications of interest from third parties other than First Financial regarding a potential transaction with MainSource.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of MainSource as to the reasonableness and achievability of the publicly available consensus “street estimates” of MainSource and the assumed MainSource long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the MainSource “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections, and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of MainSource, upon First Financial management as to the reasonableness and achievability of the publicly available consensus “street estimates” of First Financial, the assumed First Financial long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on First Financial, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the First Financial “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of First Financial management and that the forecasts, projections, and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of MainSource and First Financial that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of MainSource and First Financial, was based on numerous variables, and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of MainSource and First Financial and with the consent of the MainSource board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of either MainSource or First Financial since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with MainSource’s consent, that the aggregate allowances for loan and lease losses for MainSource and First Financial are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of MainSource or First Financial, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability, or fair value of MainSource or First Financial under any state or federal laws, including those relating to bankruptcy, insolvency, or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including the subsidiary bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of MainSource common stock;
•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions (including the subsidiary bank merger) and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction (including the subsidiary bank merger), no restrictions, including any divestiture requirements, termination or other payments, or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of MainSource, First Financial, or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules, and regulations. KBW was further advised by representatives of MainSource that MainSource relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting, and regulatory matters with respect to MainSource, First Financial, the merger and any related transaction (including the subsidiary bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of MainSource common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to MainSource, its shareholders, creditors, or otherwise, or any terms, aspects, merits, or implications of any employment, consulting, voting, support, shareholder, or other agreements, arrangements, or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise, or reaffirm its opinion. For purposes of its analyses, KBW did not incorporate then recently-announced proposed changes to United States tax laws regarding corporate tax rates. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of MainSource to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been, or may be available to or contemplated by MainSource or the MainSource board;
•	the fairness of the amount or nature of any compensation to any of MainSource’s officers, directors, or employees, or any class of such persons, relative to the compensation to the holders of MainSource common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of MainSource (other than the holders of MainSource common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of First Financial or any other party to any transaction contemplated by the merger agreement;
•	any adjustment (as provided in the merger agreement) to the exchange ratio assumed for purposes of KBW’s opinion;
•	the actual value of First Financial common stock to be issued in the merger;
•	the prices, trading range, or volume at which MainSource common stock or First Financial common stock would trade following the public announcement of the merger or the prices, trading range, or volume at which First Financial common stock would trade following the consummation of the merger;
•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax, or similar matters relating to MainSource, First Financial, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions and other matters, which are beyond the control of KBW, MainSource, and First Financial. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the MainSource board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the MainSource board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between MainSource and First Financial and the decision of MainSource to enter into the merger agreement was solely that of the MainSource board.

The following is a summary of the material financial analyses presented by KBW to the MainSource board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the MainSource board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $1,001.0 million, or $38.43 per outstanding share of MainSource common stock, based on the 1.3875x exchange ratio in the proposed merger and the closing price of First Financial common stock on July 21, 2017. In addition to the financial analyses described below, KBW reviewed with the MainSource board for informational purposes, among other things, implied transaction multiples for the proposed merger (based on the implied transaction value for the merger of $1,001.0 million) of 18.4x MainSource’s estimated 2017 net income and 16.1x MainSource’s estimated 2018 net income using publicly available consensus “street estimates” of MainSource.

MainSource Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of MainSource to 13 selected banks which were traded on NASDAQ, the New York Stock Exchange, or the New York Stock Exchange Market and headquartered in the Midwest United States and which had total assets between $3.0 billion and $6.0 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

1st Source Corporation	Midland States Bancorp, Inc.
Community Trust Bancorp, Inc.	MidWestOne Financial Group, Inc.
Enterprise Financial Services Corp	Peoples Bancorp Inc.
Great Southern Bancorp, Inc.	QCR Holdings, Inc.
Horizon Bancorp	Republic Bancorp, Inc.
Lakeland Financial Corporation	Stock Yards Bancorp, Inc.
Mercantile Bank Corporation

To perform this analysis, KBW used profitability and other financial information as of, or for the fiscal quarter or latest 12 months (“LTM”) period ended, March 31, 2017 (or, where noted in the case of MainSource, June 30, 2017) and market price information as of July 21, 2017. Assets, capital ratios, balance sheet data, and book value and tangible book value multiples for Midland States Bancorp, Inc., QCR Holdings, Inc., and Horizon Bancorp were pro forma for pending or recently completed acquisitions. KBW also used 2017 and 2018 earnings per share (“EPS”) estimates taken from consensus “street estimates” for MainSource and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in MainSource’s historical financial statements, or the data prepared by Sandler O’Neill presented under the section “—Opinion of Sandler O’Neill & Partners, L.P.,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of MainSource and the selected companies:

			Selected Companies
	MainSource (3/31/17)(2)	MainSource (6/30/17)	25th Percentile	Median	Average	75th Percentile
LTM Core Return on Average Assets(1)	1.20%	1.17%	0.99%	1.06%	1.10%	1.24%
LTM Core Return on Average Equity(1)	10.63%	10.31%	8.52%	9.44%	10.15%	11.90%
LTM Core Return on Average Tangible Common Equity(1)	13.91%	14.06%	10.82%	11.79%	11.70%	12.68%
LTM Net Interest Margin	3.46%	3.51%	3.46%	3.61%	3.60%	3.79%
LTM Fee Income/Revenue Ratio	30.3%	29.0%	17.4%	24.9%	24.5%	31.5%
LTM Non-Interest Expense / Average Assets	2.88%	2.70%	2.57%	2.74%	2.75%	2.97%
LTM Efficiency Ratio	60.8%	58.4%	62.3%	60.2%	59.1%	56.9%
(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities, and amortization of intangibles as calculated by SNL Financial.
(2)	Assets, capital ratios, and balance sheet data were pro forma for the then pending acquisition of FCB Bancorp, Inc.

KBW’s analysis also showed the following concerning the financial condition of MainSource and the selected companies:

			Selected Companies
	MainSource (3/31/17)(2)	MainSource (6/30/17)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.07%	8.26%	8.26%	9.70%	9.61%	10.73%
Leverage Ratio	9.16%	NA	9.38%	10.57%	10.55%	11.35%
Tier 1 Capital Ratio	12.5%	NA	10.8%	12.2%	12.5%	13.5%
Total Risk-Based Capital Ratio	13.5%	NA	12.4%	13.2%	13.7%	14.6%
Loans / Deposits	86.4%	86.2%	89.2%	96.2%	96.0%	103.0%
Loan Loss Reserve / Gross Loans	0.85%	0.73%	0.77%	1.08%	1.08%	1.22%
Nonperforming Assets / Loans + OREO(1)	0.96%	0.80%	0.60%	1.01%	1.15%	1.28%
Nonperforming Assets / Assets(1)	0.62%	0.53%	1.02%	0.70%	0.86%	0.40%
Net Charge-Offs / Average Loans	(0.00)%	0.01%	0.25%	0.13%	0.15%	0.05%
(1)	Nonperforming assets included nonaccrual loans, accruing troubled debt restructured loans, and other real estate owned as defined by SNL Financial.
(2)	Assets, capital ratios, and balance sheet data were pro forma for the then pending acquisition of FCB Bancorp, Inc.

In addition, KBW’s analysis showed the following concerning the market performance of MainSource and the selected companies:

					Selected Companies
	MainSource (3/31/17)(2)		MainSource (6/30/17)		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	48.2%				24.2%		38.0%		37.3%		49.0%
One-Year Total Return	51.1%				27.3%		40.5%		39.9%		51.1%
Year-To-Date Stock Price Change	(3.1%)				(12.7%)		(6.4%)		(6.6%)		(4.1%)
Stock Price / Book Value per Share	1.68	x	1.65	x	1.38	x	1.54	x	1.70	x	1.87	x
Stock Price / Tangible Book Value per Share	2.38	x	2.33	x	1.68	x	1.96	x	2.00	x	2.28	x
Stock Price / LTM EPS	19.4	x	18.1	x	15.6	x	17.6	x	17.9	x	20.2	x
Stock Price / 2017 EPS Estimate	15.6	x			15.2	x	15.6	x	16.5	x	18.2	x
Stock Price / 2018 EPS Estimate	14.0	x			13.2	x	14.7	x	14.9	x	16.3	x
Dividend Yield(1)	2.04%		2.04%		1.62%		1.90%		1.91%		2.38%
MRQ Dividend Payout(1)	32.7%		45.0%		21.4%		29.7%		30.9%		40.2%
(1)	Dividend yield reflected most recent available completed fiscal quarter (“MRQ”) dividend annualized as a percentage of stock price. Dividend payout reflected MRQ dividend and MRQ EPS.
(2)	Share count and book value and tangible book value multiples were pro forma for the then pending acquisition of FCB Bancorp, Inc.

No company used as a comparison in the above selected companies analysis is identical to MainSource. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

First Financial Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of First Financial to 9 selected banks which were traded on NASDAQ, the New York Stock Exchange, or the New York Stock Exchange Market and headquartered in the Midwest United States and which had total assets between $5.0 billion and $15.0 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

1st Source Corporation	Great Western Bancorp, Inc.
Enterprise Financial Services Corp	Heartland Financial USA, Inc.
First Busey Corporation	Old National Bancorp
First Merchants Corporation	Park National Corporation
First Midwest Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information as of, or for the fiscal quarter or latest 12 months period ended, March 31, 2017 (or, where noted in the case of First Financial, June 30, 2017) and market price information as of July 21, 2017. Assets, capital ratios, balance sheet data, and book value and tangible book value multiples for Heartland Financial USA, Inc., First Merchants Corporation, and First Busey Corporation were pro forma for pending or recently completed acquisitions. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for First Financial and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in First Financial’s historical financial statements, or the data prepared by Sandler O’Neill presented under the section “—Opinion of Sandler O’Neill & Partners L.P.,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of First Financial and the selected companies:

			Selected Companies
	First Financial (3/31/17)	First Financial (6/30/17)	25th Percentile	Median	Average	75th Percentile
LTM Core Return on Average Assets(1)	1.11%	1.07%	0.95%	1.22%	1.14%	1.27%
LTM Core Return on Average Equity(1)	10.75%	10.41%	8.57%	9.72%	10.07%	11.89%
LTM Core Return on Average Tangible Common Equity(1)	14.23%	13.72%	12.00%	13.62%	13.33%	14.53%
LTM Net Interest Margin	3.62%	3.59%	3.43%	3.58%	3.61%	3.80%
LTM Fee Income/Revenue Ratio	19.9%	19.8%	18.7%	25.2%	24.9%	31.1%
LTM Non-Interest Expense / Average Assets	2.42%	2.40%	2.32%	2.73%	2.68%	2.99%
LTM Efficiency Ratio	57.8%	58.6%	63.7%	59.8%	58.1%	52.2%
(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities, and amortization of intangibles as calculated by SNL Financial.

KBW’s analysis showed the following concerning the financial condition of First Financial and the selected companies:

			Selected Companies
	First Financial (3/31/17)	First Financial (6/30/17)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.07%	8.09%	8.05%	8.28%	8.64%	9.23%
Leverage Ratio	8.69%	8.69%	8.93%	9.40%	9.58%	10.35%
Tier 1 Capital Ratio	10.6%	10.5%	11.1%	11.7%	11.7%	12.5%
Total Risk-Based Capital Ratio	13.2%	13.1%	12.5%	12.8%	13.2%	14.1%
Loans / Deposits	88.1%	90.8%	84.9%	91.8%	90.0%	96.1%
Loan Loss Reserve / Gross Loans	0.98%	0.93%	0.80%	1.02%	1.09%	1.26%
Nonperforming Assets / Loans + OREO(1)	1.18%	1.07%	0.73%	1.08%	1.24%	1.88%
Nonperforming Assets / Assets(1)	0.80%	0.72%	1.38%	0.74%	0.87%	0.53%
Net Charge-Offs / Average Loans	0.08%	NA	0.17%	0.05%	0.10%	0.03%
(1)	Nonperforming assets included nonaccrual loans, accruing troubled debt restructured loans and other real estate owned as defined by SNL Financial.

In addition, KBW’s analysis showed the following concerning the market performance of First Financial and the selected companies:

					Selected Companies
	First Financial (3/31/17)		First Financial (6/30/17)		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	36.8%				21.6%		28.2%		31.9%		47.8%
One-Year Total Return	40.0%				23.6%		31.3%		34.5%		49.7%
Year-To-Date Stock Price Change	(2.6%)				(8.6%)		(6.7%)		(4.7%)		0.9%
Stock Price / Book Value per Share	1.97	x	1.92	x	1.36	x	1.52	x	1.58	x	1.79	x
Stock Price / Tangible Book Value per Share	2.58	x	2.50	x	2.07	x	2.31	x	2.26	x	2.43	x
Stock Price / LTM EPS	18.5	x	18.3	x	16.0	x	18.0	x	18.0	x	20.1	x
Stock Price / 2017 Estimated EPS	17.6	x			15.7	x	16.9	x	16.8	x	17.7	x
Stock Price / 2018 Estimated EPS	16.1	x			13.8	x	14.5	x	14.8	x	15.8	x
Dividend Yield(1)	2.45%		2.45%		1.30%		1.56%		1.97%		2.82%
Dividend Payout(1)	43.6%		45.9%		23.2%		29.7%		36.2%		47.2%
(1)	Dividend yield reflected MRQ dividend annualized as a percentage of stock price. Dividend payout reflected MRQ dividend and MRQ EPS.

No company used as a comparison in the above selected companies analysis is identical to First Financial. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 13 selected U.S. whole bank transactions announced since January 1, 2016, with announced transaction values between $500 million and $2.0 billion. Terminated transactions and transactions with non-bank acquirors were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Union Bankshares Corporation	Xenith Bankshares, Inc.
Sandy Spring Bancorp, Inc.	WashingtonFirst Bankshares, Inc.
South State Corporation	Park Sterling Corporation
PacWest Bancorp	CU Bancorp
Home BancShares, Inc.	Stoegate Bank
IBERIABANK Corporation	Sabadell United Bank, N.A.
Pinnacle Financial Partners, Inc.	BNC Bancorp
Columbia Banking System, Inc.	Pacific Continental Corporation
Simmons First National Corporation	Southwest Bancorp, Inc.
First Interstate BancSystem, Inc.	Cascade Bancorp
United Bankshares, Inc.	Cardinal Financial Corporation
F.N.B. Corporation	Yadkin Financial Corporation
Chemical Financial Corporation	Talmer Bancorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, then next year EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);
•	price per common share to next year estimated EPS of the acquired company in the 12 selected transactions in which consensus “street estimates” for the acquired company were then available;

•	price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity); and
•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 12 selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $1,001.0 million and using historical financial information for MainSource as of or through March 31, 2017 and June 30, 2017, consensus “street estimates” of MainSource for the next twelve months (“NTM”), and the closing price of MainSource common stock on July 21, 2017.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiple for one of the selected transactions, which multiple was considered to be not meaningful because it was greater than 50.0x):

					Selected Transactions
	MainSource (3/31/17)(1)		MainSource (6/30/17)		25th Percentile		Median		Average		75th Percentile
Price / LTM EPS (x)	24.0	x(2)	22.2	x(3)	22.0	x	24.6	x	25.5	x	28.0	x
Price / NTM Estimated EPS (x)	18.5	x	16.7	x	18.8	x	20.7	x	20.8	x	23.2	x
Price / Tangible Book Value (%)	279.6%		273.1%		212.0%		232.1%		229.1%		261.3%
Core Deposit Premium (%)	19.5%		19.4%		13.2%		19.1%		17.8%		21.0%
1-Day Market Premium (%)	15.3%		15.3%		2.0%		8.4%		10.9%		14.1%
(1)	Tangible book value multiple and core deposit premium were pro forma for then pending acquisition of FCB Bancorp, Inc.
(2)	Excluding non-recurring expenses from net income, the implied LTM earnings multiple for the merger would be 21.3x.
(3)	Excluding non-recurring expenses from net income, the implied LTM earnings multiple for the merger would be 20.0x.

No company or transaction used as a comparison in the above selected transaction analysis is identical to MainSource or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of First Financial and MainSource to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting or merger-related adjustments. To perform this analysis, KBW used (i) balance sheet and net income data for First Financial and MainSource as of or through June 30, 2017, (ii) publicly available consensus “street estimates” of First Financial and an assumed long-term EPS growth rate for First Financial provided by First Financial management, (iii) publicly available consensus “street estimates” of MainSource and an assumed long-term EPS growth rate for MainSource provided by MainSource management, and (iv) market price data as of July 21, 2017. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of First Financial and MainSource shareholders in the combined company based on the 1.3875x exchange ratio provided for in the merger:

	First Financial as a % of Total	MainSource as a % of Total
Ownership
100% stock	64%	36%
Balance Sheet
Assets	65%	35%
Gross Loans Held for Investment	66%	34%
Deposits	65%	35%
Tangible Common Equity	65%	35%

	First Financial as a % of Total	MainSource as a % of Total
Income Statement
LTM GAAP Net Income	67%	33	%(1)
2017 Estimated Net Income	64%	36%
2018 Estimated Net Income	63%	37%
2019 Estimated Net Income	63%	37%
Market Capitalization	67%	33%
(1)	Excluding non-recurring expenses from net income, the relative contribution of MainSource would be 35%.

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of First Financial and MainSource. Using (i) closing balance sheet estimates as of March 31, 2018 for First Financial and MainSource, extrapolated from historical data using growth rates taken from consensus “street estimates”, (ii) publicly available consensus “street estimates” of First Financial and an assumed long-term EPS growth rate for First Financial provided by First Financial management, (iii) publicly available consensus “street estimates” of MainSource and an assumed long-term EPS growth rate for MainSource provided by MainSource management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments and restructuring charges assumed with respect thereto) provided by First Financial management, KBW analyzed the potential financial impact of the merger on certain projected financial results of First Financial. This analysis indicated the merger could be accretive to First Financial’s estimated 2018 EPS (excluding the impact of one-time deal charges) and estimated 2019 EPS and could be dilutive to First Financial’s estimated tangible book value per share as of March 31, 2018. Furthermore, the analysis indicated that, pro forma for the merger, First Financial’s Tier 1 Risk-Based Capital Ratio as of March 31, 2018 could be higher and each of First Financial’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, and Total Risk Based Capital Ratio as of March 31, 2018 could be lower. For all of the above analysis, the actual results achieved by First Financial following the merger may vary from the projected results, and the variations may be material.

MainSource Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of MainSource to estimate a range for the implied equity value of MainSource. In this analysis, KBW used publicly available consensus “street estimates” of MainSource and assumed long-term growth rates for MainSource provided by MainSource management, and assumed discount rates ranging from 10.0% to 14.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that MainSource could generate over the period from June 30, 2017 through December 31, 2021 as a stand alone company, and (ii) the present value of MainSource’s implied terminal value at the end of such period. KBW assumed that MainSource would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of MainSource, KBW applied a range of 13.5x to 17.5x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of MainSource common stock of $29.85 per share to $42.67 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of MainSource.

First Financial Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of First Financial to estimate a range for the implied equity value of First Financial. In this analysis, KBW used publicly available consensus “street estimates” of First Financial and assumed long-term growth rates for First Financial provided by First Financial management, and assumed discount rates ranging from 10.0% to 14.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that First Financial could generate over the period from June 30, 2017 through December 31, 2021 as a stand alone company, and (ii) the present value of First Financial’s implied terminal value at the end of such period. KBW assumed that First Financial would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of First Financial, KBW applied a range of 13.5x to 17.5x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of First Financial common stock of $21.45 per share to $30.54 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of First Financial or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to MainSource in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of MainSource and First Financial), may from time to time purchase securities from, and sell securities to, MainSource and First Financial. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of MainSource or First Financial for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, MainSource agreed to pay KBW a total cash fee equal to 1.00% of the aggregate merger consideration, $1,200,000 of which became payable to KBW with the rendering of its opinion, and the balance of which is contingent upon the closing of the merger. MainSource also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to MainSource and received compensation for such services. KBW acted as financial advisor to MainSource in connection with its April 2017 acquisition of FCB Bancorp, Inc. In the two years preceding the date of its opinion, KBW has not provided investment banking or financial advisory services to First Financial. KBW may in the future provide investment banking and financial advisory services to MainSource or First Financial and receive compensation for such services.

Interests of First Financial’s Directors and Executive Officers in the Merger

In considering the recommendation of the First Financial board of directors with respect to its adoption of the merger agreement, First Financial shareholders should be aware that First Financial’s directors and officers have interests in the merger that are different from, or in addition to, those of First Financial shareholders generally. The First Financial board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and making its recommendation that First Financial shareholders vote “FOR” the proposals set forth in this joint proxy statement/prospectus. Please see “—First Financial’s Reasons for the Merger; Recommendation of First Financial’s Board of Directors.”

These interests are summarized below.

Continuing Service as Directors on the First Financial Board

The First Financial board of directors after the merger will include nine of the current directors from the First Financial board of directors as of the effective time and six directors from the current MainSource board of directors. Such continuing directors have not yet been identified. The First Financial board of directors presently consists of thirteen directors, which will be increased to fifteen directors effective as of the effective time of the merger.

Continuing Employment with the First Financial Surviving Corporation

It is currently expected that most executive officers of First Financial will continue their employment with First Financial following the effective time of the merger on similar terms and conditions as in existence immediately prior to the effective time of the merger. Anthony M. Stollings, Bradley Ringwald, Paul Silva, Richard S. Dennen, John Gavigan, William R. Harrod, Shannon M. Kuhl, and Matthew Burgess, current executive officers of First Financial, will continue as officers of First Financial following the closing of the merger.

Employment Agreement with Claude E. Davis

On July 25, 2017, pursuant to the terms of the merger agreement, First Financial entered into an Employment and Non-Competition Agreement with its current Chief Executive Officer, Claude E. Davis, effective upon consummation of the merger, pursuant to which Mr. Davis will serve as the Executive Chairman of the board of directors of the combined company (the “Davis Employment Agreement”). Upon consummation of the merger, Mr. Davis’ prior employment agreement pursuant to which he served as Chief Executive Officer of First Financial and First Financial Bank will terminate.

The Davis Employment Agreement has an initial term of three years and entitles Mr. Davis to an initial annual base salary of $776,900. Upon expiration of the three-year term, Mr. Davis shall voluntarily resign his employment with First Financial but shall not resign his position on the board of directors. Mr. Davis is eligible to participate in First Financial’s Annual Short-Term Incentive Plan (with a target incentive amount equal to 60% of Mr. Davis’ annual base salary) and other employee benefit plans offered generally to First Financial’s executive officers. During the first two years of the employment term, Mr. Davis is further eligible to receive long-term incentive awards with a target award opportunity having a value equal to 110% of annual base salary. Long-term incentive awards during the third year of employment shall be determined at the discretion of First Financial’s board of directors. If Mr. Davis remains employed through the three-year term and, thereafter, resigns his employment as required by the Davis Employment Agreement, all outstanding time-based restricted stock awards that have not yet vested shall immediately vest notwithstanding any later vesting date provided in the applicable award agreement.

Subject to certain terms and conditions, in the event Mr. Davis remains employed through the term of his employment agreement, terminates his employment for Good Reason, or is terminated by First Financial without Cause (as each such term is defined in the Davis Employment Agreement), he shall be entitled to outplacement assistance, COBRA coverage, and a severance compensation payment payable over a 24-month period equal to (i) two years of base salary plus (ii) the lesser of (x) two and one-half times Mr. Davis’ target incentive amount under First Financial’s Annual Short-Term Incentive Plan (set at 60% of Mr. Davis’ annual base salary) or (y) two times the three year average of the actual annual incentive awards paid (or payable) to Mr. Davis by First Financial for the three completed calendar years that immediately precede the termination of employment.

Subject to certain terms and limitations, the Davis Employment Agreement further provides that during the term of the agreement and for a period of two years thereafter (or 18 months in the case of the non-compete covenant), Mr. Davis may not compete with, or solicit customers or employees of, First Financial.

Employment Arrangement with John M. Gavigan

On September 22, 2017, John M. Gavigan, the current Chief Financial Officer of First Financial, accepted an offer letter from First Financial to become, effective upon the closing of the merger and subject to Mr. Gavigan’s continued employment by First Financial through the effective time of the merger and the ratification of Mr. Gavigan’s arrangement by the Compensation Committee of the surviving corporation following the merger closing, the Chief Administrative Officer of the surviving corporation. Mr. Gavigan’s starting salary will be $310,000 annually, and he will participate in the short term incentive plan and the long term incentive plan of First Financial, as well as other employee benefit plans offered generally to First Financial’s executive officers. Pursuant to the letter, Mr. Gavigan’s annual target under the short term incentive plan will be 50% of his eligible base compensation, and his target under the long term incentive plan beginning in 2018 will be 50%.

Also on September 22, 2017, Mr. Gavigan entered into a Severance and Change in Control Agreement with First Financial (the “Gavigan Severance Agreement”). The Gavigan Severance Agreement has a term commencing upon the day immediately following the effectiveness of the merger and continuing until April 30, 2019, and will renew automatically for successive one-year periods unless either party gives the other notice of non-renewal.

Upon termination of Mr. Gavigan without “Cause” (other than as a result of death or disability) and not in connection with a “Change in Control” (each such term as defined in the Gavigan Severance Agreement), Mr. Gavigan will be entitled to receive the following payments and benefits: (i) earned and unpaid base salary and vacation pay through the date of termination; (ii) continued payment of base salary for 24 months; (iii) an amount equal to a multiple of Mr. Gavigan’s target bonus amount under the short term incentive plan as described below; (iv) outplacement assistance at First Financial’s expense (at a cost of up to 5% of Mr. Gavigan’s base salary); and (v) up to twelve months of the employer portion of the health insurance premium payment contributions from First Financial. If Mr. Gavigan is a covered employee for purposes of

Section 162(m)(3) of the Code for the year in which employment terminates (or would have been a covered employee if Mr. Gavigan had continued employment until the end of the year), the short term incentive plan severance amount payable to Mr. Gavigan will be equal to the lesser of (i) two times the average of the short term incentive plan bonuses earned during the three years prior to the qualifying termination (or such lesser period for which Mr. Gavigan was eligible to participate in the short term incentive plan) or (ii) two times the short term incentive plan bonus target in effect for the year of termination. If Mr. Gavigan is not a covered employee or if a severance benefit is being paid in connection with a Change in Control, the short term incentive plan severance amount will be two times his target bonus amount under the short term incentive plan.

If, immediately prior to a Change in Control or during the one-year period that commences upon a Change in Control, First Financial terminates Mr. Gavigan’s employment without Cause (other than for disability or death) or if Mr. Gavigan terminates his employment for “Good Reason,” as defined in the Gavigan Severance Agreement, Mr. Gavigan will be entitled to receive the following payments and benefits: (i) earned and unpaid base salary and vacation pay through the date of termination; (ii) continued payment of base salary for 24 months; (iii) an amount equal to two times his target amount under the Short Term Incentive Plan; (iv) outplacement assistance at First Financial’s expense (at a cost of up to 5% of Mr. Gavigan’s base salary); and (v) up to twelve months of the employer portion of health insurance premium payment contributions from First Financial.

The Gavigan Severance Agreement also provides that during his employment with First Financial and for six months thereafter, Mr. Gavigan must not compete with First Financial, and for two years after termination, Mr. Gavigan must not solicit customers or employees of First Financial.

Offers of Employment to Other First Financial Executive Officers

Pursuant to the terms of the merger agreement, we have delivered standard offers of employment to certain other First Financial executive officers, including William R. Harrod, Shannon M. Kuhl, Bradley Ringwald, and Paul Silva, each of which has been accepted and provides for employment with the surviving corporation. Such offers provide for a base salary, target annual incentive compensation and standard benefits. Each of the offers of employment is conditioned upon (i) closing of the merger, (ii) continued employment by the offeree through the effective time of the merger, (iii) if the individual was previously a party to a severance or change in control agreement, execution of a Severance and Change in Control Agreement, as described below under “—Severance and Change in Control Agreements with First Financial Executive Officers,” and (iv) appropriate ratification by the board of directors and compensation committee of the surviving corporation.

Anthony M. Stollings, First Financial’s Chief Banking Officer, has executed an amendment to his current Employment and Non-Competition Agreement, dated as of November 1, 2013. Mr. Stollings will retain his current position with First Financial and such amendment provides for substantially similar compensation and performance by Mr. Stollings of substantially similar duties. The amendment provides for severance and change in control benefits similar to those described below under “—Severance and Change in Control Agreements with First Financial Executive Officers.”

Severance and Change in Control Agreements with First Financial Executive Officers

In connection with the above-referenced offers of employment, First Financial has entered into a Severance and Change in Control Agreement (we refer to these agreements as CIC Agreements) with each of Mr. Harrod, Ms. Kuhl, Mr. Ringwald, and Mr. Silva. Each CIC Agreement will become effective only if (i) the merger consummates, and (ii) the individual continues to be employed by First Financial Bank immediately before consummation of the merger.

The CIC Agreements have an initial term ending on April 30, 2019, subject to automatic successive one-year renewals after the initial term unless a party to CIC Agreement provides written notice of non-renewal to the other party as specified in the CIC Agreement. In the event the employee party to the CIC Agreement is terminated by First Financial for a reason other than Cause, Disability of the employee party, or death of the employee party and such termination is not in connection with a Change in Control (as each such term is defined in the CIC Agreement), such employee shall be entitled to (i) a severance payment equal to 24 months base salary, or, in the case of Mr. Harrod and Mr. Silva, 12 months base salary, (ii) a short-term bonus payment equal to the lesser of (a) two times (or, in the case of Messrs. Harrod and Silva, one times) the executive’s target annual short-term incentive plan bonus, or (b) two times (or, in the case of Messrs. Harrod and Silva, one times)

the average of the three most recent actual annual bonus awards paid (or payable) to the executive by First Financial or MainSource; provided, however that for any year in which an executive is not deemed a covered executive (for purposes of Section 162(m) of the Code), such executive shall be entitled to receive a short term bonus payment equal to two times (or, in the case of Messrs. Harrod and Silva, one times) the executive’s target annual short-term incentive plan bonus in effect for the year of termination, (iii) outplacement assistance, and (iv) subject to certain terms and conditions, COBRA coverage. If, immediately prior to a Change in Control or during the one year period that commences upon a Change in Control, First Financial terminates the employee party for a reason other than Cause, Disability of the employee party, or death of the employee party, or the employee party resigns from employment for Good Reason (as such term is defined in the CIC Agreement), then such employee shall be entitled to (i) a severance payment equal to 24 months base salary, (ii) a short-term bonus payment equal to two times the executive’s target annual short-term incentive plan bonus in effect for the year of termination, (iii) outplacement assistance, and (iv) subject to certain terms and conditions, COBRA coverage.

Subject to certain terms and limitations, each CIC Agreement further provides that (i) during the term of the agreement and for a period of 24 months thereafter (or, in the case of Messrs. Harrod and Silva, 12 months thereafter), the employee party to the CIC Agreement may not solicit customers of First Financial, (ii) during the term of the agreement and for a period of six months thereafter, the employee party may not compete with First Financial, and (iii) during the term of the agreement and for a period of one year thereafter, employee party may not solicit employees of First Financial.

Directors’ and Officers’ Insurance

First Financial will continue to provide indemnification and insurance coverage to the directors and executive officers of First Financial.

Interests of MainSource’s Directors and Executive Officers in the Merger

In considering the recommendations of MainSource’s board of directors with respect to the merger, you should be aware that MainSource’s directors and executive officers have agreements or arrangements that provide them with interests in the merger, including financial interests that may be different from, or in addition to, the interests of the other shareholders of MainSource. MainSource’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to MainSource’s shareholders that they vote for the MainSource merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. See the sections entitled “The Merger—Background of the Merger” and “The Merger— MainSource’s Reasons for the Merger; Recommendation of MainSource’s Board of Directors” of this joint proxy statement/prospectus, respectively. These interests are described in more detail below, and certain of them are quantified in the narrative and table below.

Treatment of MainSource Equity Awards

•	Options. At the effective time of the merger, each option granted by MainSource to purchase shares of MainSource common stock that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, shall, without any further action on the part of the holder thereof, be assumed by First Financial and converted into an option to purchase from First Financial common shares on the same terms and conditions as were applicable under such MainSource options, a number of shares of First Financial common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of MainSource common stock subject to such MainSource stock option immediately prior to the effective time by (y) the exchange ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of MainSource common stock subject to such MainSource stock option by (ii) the exchange ratio.
•	Restricted Stock. Immediately prior to the effective time of the merger, each outstanding restricted share of MainSource common stock will fully vest (with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement) and be cancelled and converted automatically into the right to receive the merger consideration, less applicable tax withholdings.

•	Performance Share Units. Immediately prior to the effective time of the merger, each outstanding performance share unit award in respect of MainSource common stock will fully vest (with any performance-based vesting condition applicable to such performance share unit deemed satisfied at target) and shall be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of MainSource common stock underlying such performance share unit, less applicable tax withholdings.
•	Quantification of Payments. For an estimate of the amounts that would be payable to each of MainSource’s named executive officers upon settlement of their options and equity awards, see “—Merger-Related Compensation for MainSource’s Named Executive Officers” below. The estimated aggregate amount that would be payable to MainSource’s 8 non-employee directors upon settlement of their equity awards if the effective time of the merger occurred on October 17, 2017 is $144,596. The amounts specified in this paragraph are determined using a price per share of MainSource common stock of $35.25, the average closing price per share over the first five business days following the announcement of the merger agreement.

Existing Change in Control Agreements

MainSource has Change in Control Agreements (which we refer to as the “Existing Change in Control Agreements”) in place with its current executive officers, specifically Archie M. Brown, Jr., James M. Anderson, Karen B. Woods, and Chris M. Harrison. The purpose of the Existing Change in Control Agreements is to secure the continued service and dedication of the executives in the event of an actual or threatened “Change in Control,” as defined in the Existing Change in Control Agreements. The merger is a Change in Control under the Existing Change in Control Agreements.

Each Existing Change in Control Agreement has a “double trigger” feature which provides that in the event the executive’s employment is terminated by MainSource other than for “Cause” (as defined in the Agreement) or by the executive for “Good Reason” (as defined in the Agreement) in connection with or within 12 months of a Change in Control of MainSource, the executive will be entitled to receive certain specified cash benefits and continuation of medical, dental, accident, disability and life insurance benefits for the executive and his or her dependents for a period of 12 months following the executive’s date of termination.

As discussed below under “Employment Agreement with Archie M. Brown, Jr.”, Mr. Brown has entered into an employment agreement with First Financial and the other executive officers of MainSource have entered into severance and change in control agreements with First Financial. These agreements with First Financial will become effective only if the merger is consummated. If the merger is consummated and these new agreements with First Financial become effective, the Existing Change in Control Agreements with MainSource will be terminated and the executive officers will have waived all benefits under these agreements. The estimated aggregate amount that would be payable to MainSource’s current executive officers under the Existing Change in Control Agreements, if such benefits had not been waived (assuming a closing date of October 17, 2017 and that each executive officer experienced a qualifying termination at the closing of the merger) is $4,883,892 without taking into account any reduction which would be required under the Existing Change in Control Agreements to avoid being characterized as an “excess parachute payment” under section 280G of the Code.

Employment Agreement with Archie M. Brown, Jr.

On July 25, 2017, pursuant to the terms of the merger agreement, First Financial entered into an Employment and Non-Competition Agreement with Mr. Brown, effective upon consummation of the merger, pursuant to which Mr. Brown will serve as the Chief Executive Officer and President of each of First Financial and First Financial Bank (the “Brown Employment Agreement”). The Brown Employment Agreement has an initial term of three years and entitles Mr. Brown to an initial annual base salary of $776,900. Mr. Brown is also eligible to participate in First Financial’s Annual Short-Term Incentive Plan (with a target incentive amount equal to 60% of Mr. Brown’s annual base salary) and other employee benefit plans offered generally to First Financial’s executive officers. Mr. Brown is further eligible to receive long-term incentive awards with a target award opportunity having a value equal to 110% of annual base salary.

Subject to certain terms and conditions, in the event Mr. Brown terminates his employment for Good Reason or is terminated by First Financial without Cause (as each such term is defined in the Brown Employment Agreement), he shall be entitled to outplacement assistance, COBRA coverage, and a lump sum severance compensation payment equal to (i) two years of base salary plus (ii) the lesser of (x) two and one-half times Mr. Brown’s target incentive amount under First Financial’s Annual Short-Term Incentive Plan (set at 60% of Mr. Brown’s annual base salary) or (y) two times the three year average of the actual annual incentive awards paid (or payable) to Mr. Brown by First Financial or MainSource for the three completed calendar years that immediately precede the termination of employment.

Subject to certain terms and limitations, the Brown Employment Agreement further provides that during the term of the agreement and for a period of two years thereafter (or 18 months in the case of the non-compete covenant), Mr. Brown may not compete with, or solicit customers or employees of, First Financial. The Brown Employment Agreement also terminates the Change in Control Agreement, dated November 14, 2011, between Mr. Brown and MainSource.

Employment Arrangement with James M. Anderson

On September 18, 2017, James M. Anderson, the current Executive Vice President and Chief Financial Officer of MainSource, accepted an offer letter from First Financial to become, effective upon the closing of the merger and subject to Mr. Anderson’s continued employment by MainSource through the effective time of the merger and the ratification of Mr. Anderson’s arrangement by the Compensation Committee of the surviving corporation following the merger closing, the Chief Financial Officer of the surviving corporation. Mr. Anderson’s starting salary will be $360,000 annually, and he will participate in the short term incentive plan and the long term incentive plan of First Financial, as well as other employee benefit plans offered generally to First Financial’s executive officers. Pursuant to the letter, Mr. Anderson’s annual target under the short term incentive plan will be 50% of his eligible base compensation, and his target under the long term incentive plan beginning in 2018 will be 50%.

Also on September 18, 2017, Mr. Anderson entered into a Severance and Change in Control Agreement with First Financial (the “Anderson Severance Agreement”). The Anderson Severance Agreement has a term commencing upon the day immediately following the effectiveness of the merger and continuing until April 30, 2019, and will renew automatically for successive one-year periods unless either party gives the other notice of non-renewal.

Upon termination of Mr. Anderson without “Cause” (other than as a result of death or disability) and not in connection with a “Change in Control” (each such term as defined in the Anderson Severance Agreement), Mr. Anderson will be entitled to receive the following payments and benefits: (i) earned and unpaid base salary and vacation pay through the date of termination; (ii) continued payment of base salary for 24 months; (iii) an amount equal to a multiple of Mr. Anderson’s target bonus amount under the short term incentive plan as described below; (iv) outplacement assistance at First Financial’s expense (at a cost of up to 5% of Mr. Anderson’s base salary); and (v) up to twelve months of the employer portion of the health insurance premium payment contributions from First Financial. If Mr. Anderson is a covered employee for purposes of Section 162(m)(3) of the Code for the year in which employment terminates (or would have been a covered employee if Mr. Anderson had continued employment until the end of the year), the short term incentive plan severance amount payable to Mr. Anderson will be equal to the lesser of (i) two times the average of the short term incentive plan bonuses earned during the three years prior to the qualifying termination (or such lesser period for which Mr. Anderson was eligible to participate in the short term incentive plan) or (ii) two times the short term incentive plan bonus target in effect for the year of termination. If Mr. Anderson is not a covered employee or if a severance benefit is being paid in connection with a Change in Control, the short term incentive plan severance amount will be two times his target bonus amount under the short term incentive plan.

If, immediately prior to a Change in Control or during the one-year period that commences upon a Change in Control, First Financial terminates Mr. Anderson’s employment without Cause (other than for disability or death) or if Mr. Anderson terminates his employment for “Good Reason,” as defined in the Anderson Severance Agreement, Mr. Anderson will be entitled to receive the following payments and benefits: (i) earned and unpaid base salary and vacation pay through the date of termination; (ii) continued payment of base salary for 24 months; (iii) an amount equal to two times his target amount under the Short Term Incentive Plan; (iv) outplacement assistance at First Financial’s expense (at a cost of up to 5% of Mr. Anderson’s base salary); and (v) up to twelve months of the employer portion of health insurance premium payment contributions from First Financial.

The Anderson Severance Agreement also provides that during his employment with First Financial and for six months thereafter, Mr. Anderson must not compete with First Financial, and for two years after termination, Mr. Anderson must not solicit customers or employees of First Financial.

If and when the Anderson Severance Agreement becomes effective, the Existing Change in Control Agreement between MainSource and Mr. Anderson will be terminated and Mr. Anderson will have waived all benefits thereunder.

Offers of Employment to Other MainSource Executive Officers

Pursuant to the terms of the merger agreement, First Financial delivered standard offers of employment to certain other MainSource executive officers, including Karen B. Woods, the Executive Vice President, Corporate Counsel, and Chief Risk Officer of MainSource, and Chris M. Harrison, the Chief Consumer Banking Officer of MainSource, which have been accepted by Ms. Woods and Mr. Harrison. These offers of employment provide for a base salary, target annual incentive compensation and standard benefits. Each of the above-referenced offers of employment is conditioned upon (i) closing of the merger, (ii) continued employment by the offeree through the effective time of the merger, (iii) execution of the below-referenced Severance and Change in Control Agreements, and (iv) appropriate ratification by the board of directors and compensation committee of the surviving corporation.

Change in Control Agreements with MainSource Executive Officers

MainSource is currently a party to an Existing Change in Control Agreement with Karen B. Woods and Chris M. Harrison. In connection with the above-referenced offers of employment, First Financial entered into a Severance and Change in Control Agreement (which, similar to the identical agreements offered to First Financial executive officers, we refer to as CIC Agreements) with Ms. Woods and Mr. Harrison. Each CIC Agreement will become effective only if (i) the merger consummates, and (ii) the individual continues to be employed by MainSource Bank immediately before consummation of the merger. Pursuant to such agreements, if and when the CIC Agreements become effective, the Existing Change in Control Agreements between MainSource and the executive officers will be terminated and the executive officers will have waived all benefits thereunder.

The CIC Agreements have an initial term ending on April 30, 2019, subject to automatic successive one-year renewals after the initial term unless a party to CIC Agreement provides written notice of non-renewal to the other party as specified in the CIC Agreement. In the event the employee party to the CIC Agreement is terminated by First Financial for a reason other than Cause, Disability of the employee party, or death of the employee party and such termination is not in connection with a Change in Control (as each such term is defined in the CIC Agreement), such employee shall be entitled to (i) a severance payment equal to 24 months base salary, (ii) a short-term bonus payment equal to the lesser of (a) two times the executive’s target annual short-term incentive plan bonus, or (b) two times the average of the three most recent actual annual bonus awards paid (or payable) to the executive by First Financial or MainSource; provided, however that for any year in which an executive is not deemed a covered executive (for purposes of Section 162(m) of the Code), such executive shall be entitled to receive a short term bonus payment equal to two times the executive’s target annual short-term incentive plan bonus in effect for the year of termination, (iii) outplacement assistance, and (iv) subject to certain terms and conditions, COBRA coverage. If, immediately prior to a Change in Control or during the one year period that commences upon a Change in Control, First Financial terminates the employee party for a reason other than Cause, Disability of the employee party, or death of the employee party, or the employee party resigns from employment for Good Reason (as such term is defined in the CIC Agreement), then such employee shall be entitled to (i) a severance payment equal to 24 months base salary, (ii) a short-term bonus payment equal to two times the executive’s target annual short-term incentive plan bonus in effect for the year of termination, (iii) outplacement assistance, and (iv) subject to certain terms and conditions, COBRA coverage.

Subject to certain terms and limitations, each CIC Agreement further provides that (i) during the term of the agreement and for a period of 24 months thereafter, the employee party to the CIC Agreement may not solicit customers of First Financial, (ii) during the term of the agreement and for a period of six months thereafter, the employee party may not compete with First Financial, and (iii) during the term of the agreement and for a period of one year thereafter, employee party may not solicit employees of First Financial.

Other Compensation Matters

All of MainSource’s executive officers are participants in the MainSource Short Term Incentive Plan (which we refer to as the STIP). In the event of a change in control, the STIP provides that participants may receive an incentive compensation payment based upon actual performance (measured immediately prior to the change in control) compared to the performance measures prorated to reflect the period prior to the change in control. Such awards will be paid in a single sum, in cash, on or before the effective date of the change in control. The merger is a change in control under the STIP. For an estimate of the value of the prorated incentive compensation payable to each of the named executive officers in connection with the merger, see “—Merger-Related Compensation for MainSource’s Named Executive Officers.”

Merger-Related Compensation for MainSource’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of MainSource’s named executive officers that is based on, or otherwise relates to, the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of MainSource’s shareholders, as described above in “MainSource Proposals—Proposal No. 2: MainSource Compensation Proposal.”

The tables below set forth the amount of payments and benefits that each of MainSource’s named executive officers would receive in connection with the merger, assuming that the merger were consummated and each such named executive officer remained employed by the merged company after the merger was consummated. The amounts below are determined using a price per share of MainSource common stock of $35.25, the average closing price per share over the first five business days following the announcement of the merger agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the merger. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a MainSource named executive officer may materially differ from the amounts set forth below.

Name(1)	Cash ($)(2)(3)	Equity ($)(3)(4)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(3)	Tax Reimburse- ments ($)(3)	Other ($)(3)	Total ($)
Archie M. Brown, Jr.	$212,534	$975,621	—	—	—	—	$1,188,155

James M. Anderson	$88,986	$395,043	—	—	—	—	$484,029

Daryl R. Tressler	—	—	—	—	—	—	—

William J. Goodwin	—	$152,178	—	—	—	—	$152,178

Chris M. Harrison	$82,630	$296,245	—	—	—	—	$378,875
(1)	Daryl R. Tressler’s employment with MainSource terminated effective December 31, 2016. Mr. Tressler will not receive any merger-related compensation. William J. Goodwin’s employment with MainSource terminated effective May 3, 2017. Mr. Goodwin will receive merger-related compensation.
(2)	The amounts in this column represent the estimated value of a lump sum prorated cash payment under the STIP (based on target performance) assuming the effective time of the merger were to occur October 17, 2017. These payments represent “single-trigger” arrangements.
(3)	Mr. Brown has entered into the Brown Employment Agreement, and Messrs. Anderson and Harrison have each entered in to a Severance and Change in Control Agreement with First Financial. These agreements with First Financial will become effective only if the merger is consummated, and in the case of the Severance and Change in Control Agreements, if Messrs. Anderson and Harrison remain employed by MainSource Bank immediately prior to the merger. If the merger is consummated and these new agreements with First Financial become effective, the Existing Change in Control Agreements with MainSource will be terminated and the executive officers will have waived all benefits under these agreements. The only merger-related compensation Messrs. Brown, Anderson, Goodwin, and Harrison will receive in connection with the merger is (i) a lump sum cash payment under the STIP (except for Mr. Goodwin), and (ii) the vesting of previously awarded restricted stock awards, performance share units (excluding Mr. Goodwin), and stock options, under 2007 Stock Incentive Plan (which we refer to as the “2007 Plan”) and MainSource Financial Group, Inc., 2015 Stock Incentive Plan (which we refer to as the “2015 Plan”).
(4)	The amounts in this column represent the value of accelerated vesting of MainSource stock options, restricted stock, and performance share units. As further described in the section titled “Interests of MainSource’s Directors and Executive Officers in the Merger -

Treatment of MainSource Equity Awards,” at the effective time (a) unvested MainSource stock options will be assumed and converted into options to purchase First Financial common stock upon the same terms, conditions, and vesting schedules as the MainSource stock options and (b) unvested MainSource restricted stock and performance share units will fully vest and be converted into the right to receive the merger consideration. Moreover, upon a change in control, the 2007 Plan provides for the acceleration of the vesting of MainSource stock options.

Set forth below are the values of each type of unvested MainSource equity award held by the named executive officers that would become vested at the effective time. All of these payments represent “single-trigger” arrangements.

Name(a)	Stock Options ($)(b)	Restricted Stock ($)(c)	Performance Share Units ($)(d)
Archie M. Brown, Jr.	$78,901	$448,360	$448,360

James M. Anderson	$28,895	$183,074	$183,074

William J. Goodwin	$28,895	$123,283	—

Chris M. Harrison	$19,289	$138,478	$138,478
(a)	Daryl R. Tressler does not hold any unvested MainSource equity awards.
(b)	The amounts in this column represent the value of unvested in-the-money stock options held by the named executive officers and were calculated by multiplying the number of stock options held by the named executive officer by the difference between $35.25 and the exercise price of the stock options.
(c)	The amounts in this column represent the value of unvested restricted stock held by the named executive officers and were calculated by multiplying the number of shares of restricted stock held by the named executive officer by $35.25.
(d)	The amounts in this column represent the value of unvested performance units held by the named executive officers and were calculated by multiplying the number of performance share units held by the named executive officers by $35.25.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that after the effective time of the merger, First Financial and the surviving corporation will indemnify and hold harmless all present and former directors, officers, and employees of MainSource and its subsidiaries against any costs or liabilities arising out of the fact that such person is or was a director, officer, or employee of MainSource or any of its subsidiaries and pertaining to matters, acts, or omissions existing or occurring at or prior to the effective time of the merger, to the fullest extent permitted by applicable law, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Subject to certain limitations, the merger agreement also requires the surviving corporation to maintain, for a period of six years after the completion of the merger, MainSource’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of MainSource and its subsidiaries arising from facts or events that occurred at or prior to the effective time of the merger. First Financial will not, however, be required to spend annually in the aggregate an amount in excess of 300% of the annual premium currently paid by MainSource under its current policy. In lieu of the foregoing, MainSource, in consultation with First Financial, may obtain at or prior to the effective time a six-year prepaid “tail” policy under MainSource’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence, if such policy can be obtained at an aggregate price of no more than the cap described in the preceding sentence. For additional information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” of this joint proxy statement/prospectus.

Board of Directors of First Financial and First Financial Bank Following the Merger

Pursuant to the merger agreement, First Financial has agreed to cause the number of directors that will comprise the board of directors of First Financial effective as of the effective time of the merger to be 15. Effective as of the effective time of the merger, the board of directors of First Financial shall consist of nine current members of the First Financial board of directors (the “First Financial Continuing Directors”) and six current members of the

MainSource board of directors (the “MainSource Continuing Directors”). The First Financial Continuing Directors and the MainSource Continuing Directors shall be mutually agreed upon by the chairperson of the board of directors and Chief Executive Officer of First Financial and the lead director and Chief Executive Officer of MainSource. Such continuing directors have not yet been identified.

First Financial’s Dividend Policy

Subject to the approval of the board of directors of the surviving corporation, following the completion of the merger, each of First Financial and MainSource intend to maintain First Financial’s quarterly dividend and expect to continue to increase it over time. However, the First Financial board may change its dividend policy at any time, and no assurances can be given that dividends will continue to be paid by First Financial or the surviving corporation or that dividends, if paid, will not be reduced or eliminated in future periods because any such dividend would be dependent upon First Financial’s or the surviving corporation’s future earnings, capital requirements, and financial condition. In addition, the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends.”

Public Trading Markets

First Financial common stock is listed for trading on NASDAQ under the symbol “FFBC,” and MainSource common stock is listed on NASDAQ under the symbol “MSFG.” Upon completion of the merger, MainSource common stock will no longer be quoted on NASDAQ. Following the merger, shares of First Financial common stock will continue to be traded on NASDAQ.

Under the merger agreement, First Financial will cause the shares of First Financial common stock to be issued in the merger, including with respect to MainSource restricted stock and MainSource restricted stock units, to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither First Financial nor MainSource will be required to complete the merger if such shares are not authorized for listing on NASDAQ subject to notice of issuance.

Dissenters’ Rights in the Merger

Under Section 23-1-44-8 of the IBCL, the holders of MainSource common stock will not be entitled to dissenters’ rights in connection with the merger if, on the record date for the MainSource special meeting, their shares are listed on a national securities exchange. MainSource common stock is currently listed on NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the MainSource special meeting. Accordingly, holders of MainSource common stock will not be entitled to any dissenters’ rights in connection with the merger.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the receipt of all approvals and consents required to complete the transactions contemplated by the merger agreement from (i) the Federal Reserve Board under Section 3 of the Bank Holding Company Act (“BHC Act”) and the Bank Merger Act, (ii) the ODFI, and (iii) any other regulatory approval the failure of which to obtain would reasonably be expected to have a material adverse effect on the surviving corporation (which First Financial and MainSource currently expect to be none), and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or requirement that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. Subject to the terms and conditions of the merger agreement, First Financial and MainSource have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals. First Financial and MainSource have filed applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board

The application is subject to approval by the Federal Reserve Board under section 3 of the BHC Act and the Bank Merger Act.

In considering an application under Section 3 of the Bank Holding Company Act, the Federal Reserve Board must consider the following factors: (1) the effect of the proposal on competition; (2) the financial and managerial resources and the effect of the proposed merger on these resources); (3) the convenience and needs of the communities to be served and the records of performance of the institutions under the Community Reinvestment Act; and (4) conformity to applicable law.

Under the Bank Merger Act, prior approval of the Federal Reserve Board is required for the merger of MainSource Bank with and into First Financial Bank. In reviewing applications under the Bank Merger Act, the Federal Reserve Board must consider a number of factors, including: (1) the effect of a proposed merger on competition; (2) financial and managerial resources and future prospects; (3) convenience and needs of the communities to be served; (4) the effectiveness of both institutions in combating money laundering; and (5) the risk to stability of the U.S. banking and financial system. Additionally, the Federal Reserve Board considers the capital level of the resulting bank, the conformity of the transaction to applicable law, the purpose of the merger, the impact of the merger on the safety and soundness of the bank, and the effect on the bank’s or savings association’s stockholders, depositors, other creditors and customers. Finally, the Federal Reserve Board will evaluate the merger application under the CRA and will consider the performance of the institutions in helping to meet the credit needs of the relevant communities, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices.

Merger transactions approved under the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice (“DOJ”) may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the proposed transaction, the DOJ could analyze the proposed transaction’s effect on competition differently than the Federal Reserve Board , and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the proposed transaction’s effects on competition. A determination by the DOJ not to object to the proposed transaction may not prevent the filing of antitrust actions by private persons or state attorneys general.

Notice of these applications must be published. The Federal Reserve Board takes into account the views of third party commenters, particularly on the subject of the acquirer and target’s service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the notice is under review by the Federal Reserve Board.

Ohio Division of Financial Institutions

In reviewing bank merger applications, the superintendent of ODFI will consider the following factors: (1) whether the transaction would result in a monopoly or would further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the state and any markets served by the resulting or surviving bank; (2) whether the effect of the proposed transaction in any part of the state and any markets served by the resulting or surviving bank may be to substantially lessen competition, tend to create a monopoly, or in any other manner restrain trade, unless the superintendent finds the anticompetitive effects of the transaction would clearly be outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served; (3) the financial and managerial resources and future prospects of the banks involved; (4) the convenience and needs of the communities to be served; (5) whether, upon completion of the transaction, the resulting or surviving state bank will meet the Ohio statutory requirements applicable to financial institutions; and (6) the comments of any regulatory authority notified of the merger.

Additional Regulatory Approvals and Notices

In addition, notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including certain state insurance departments.

Based on information available to us as of the date hereof, First Financial and MainSource believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither First Financial nor MainSource can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.

Neither First Financial nor MainSource is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed bank merger.

In a recent approval order, the Federal Reserve Board stated that it expects that a banking organization will resolve all material weaknesses identified by examiners before applying to engage in expansionary activity. The Federal Reserve Board stated that, in the future, if issues arise during processing of an application, the Federal Reserve Board expects that a banking organization will withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, First Financial may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of First Financial’s and MainSource’s respective boards of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of MainSource with and into First Financial, with First Financial continuing as the surviving corporation. Following the completion of the merger, MainSource Bank, an Indiana state chartered bank and a wholly-owned subsidiary of MainSource, will merge with and into First Financial Bank, an Ohio state chartered bank and a wholly-owned subsidiary of First Financial, with First Financial Bank continuing as the surviving entity.

Before the completion of the merger, First Financial and MainSource may, by mutual agreement, change the method or structure of effecting the combination of First Financial and MainSource, to the extent that First Financial and MainSource both decide that such change is necessary, appropriate, or desirable, except that no such change may (1) alter or change the exchange ratio or the number of shares of First Financial common stock received by MainSource shareholders in exchange for each share of MainSource common stock, (2) adversely affect the tax treatment of First Financial’s shareholders or MainSource’s shareholders, (3) adversely affect the tax treatment of First Financial or MainSource, or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner. The merger agreement further provides that if either MainSource or First Financial fails to obtain the required vote of its shareholders to adopt the merger agreement, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued MainSource shareholders as provided for in the merger agreement, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement and/or the transactions contemplated thereby (or as restructured) to its respective shareholders for adoption.

Merger Consideration

Each share of MainSource common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 1.3875 shares of First Financial common stock, except for shares of MainSource common stock owned by MainSource as treasury stock or owned by MainSource or First Financial or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted).

If the number of outstanding shares of First Financial common stock or MainSource common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

Fractional Shares

First Financial will not issue any fractional shares of First Financial common stock in the merger. Instead, a MainSource shareholder who otherwise would have received a fraction of a share of First Financial common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the average of the closing sale prices of First Financial common stock for the twenty consecutive trading days ending on the day immediately preceding the closing date of the merger by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of First Financial common stock which such holder would otherwise be entitled to receive.

Governing Documents; Directors and Officers; Governance Matters; Headquarters

At the effective time of the merger, the First Financial articles of incorporation and regulations in effect immediately prior to the effective time of the merger will be the articles of incorporation and regulations of the surviving corporation after completion of the merger until thereafter amended in accordance with applicable law.

Also at the effective time, the number of directors on the First Financial board of directors will be increased to 15 and six then-former MainSource directors will join nine First Financial directors to form the board of directors of the combined company. At the effective time, the number of directors on the board of directors of First Financial Bank will also be increased to 15, constituted in the same manner and with the same individuals as the board of directors of First Financial.

At the effective time of the merger, Claude E. Davis will serve as Executive Chairman and Archie M. Brown, Jr., will serve as President and Chief Executive Officer of the combined company.

At the effective time of the merger, the location of the headquarters and principal executive offices of First Financial will be Cincinnati, Ohio.

Treatment of MainSource Equity-Based Awards

Options. At the effective time of the merger, each option granted by MainSource to purchase shares of MainSource common stock that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, shall without any further action on the part of the holder thereof, be assumed by First Financial and converted into an option to purchase from First Financial common shares on the same terms and conditions as were applicable under such MainSource options, a number of shares of First Financial common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of MainSource common stock subject to such MainSource stock option immediately prior to the effective time by (y) the exchange ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of MainSource common stock subject to such MainSource stock option by (ii) the exchange ratio.

Restricted Stock. Immediately prior to the effective time of the merger, each outstanding restricted share of MainSource common stock will fully vest (with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement) and be cancelled and converted automatically into the right to receive the merger consideration, less applicable tax withholdings.

Performance Share Units. Immediately prior to the effective time of the merger, each outstanding performance share unit award in respect of MainSource common stock will fully vest (with any performance-based vesting condition applicable to such performance share unit deemed satisfied at target) and shall be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of MainSource common stock underlying such performance share unit, less applicable tax withholdings.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. Please see “—Conditions to Complete the Merger” beginning on page 99.

The merger will become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Ohio and the articles of merger filed with the Secretary of State of the State of Indiana. The closing of the transactions contemplated by the merger will occur at 9:00 a.m., Eastern Standard Time on a date no later than seven calendar days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in early 2018 subject to the receipt of shareholder and regulatory approvals and other customary closing conditions, but neither First Financial nor MainSource can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of MainSource common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of MainSource common stock for the merger consideration to be received pursuant to the terms of the merger agreement. Shares of MainSource common stock held in book-entry form automatically will be exchanged for book-entry shares of First Financial common stock.

Letter of Transmittal

As promptly as practicable after the completion of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of MainSource common stock immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender shares of MainSource common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for MainSource common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by First Financial, the posting of a bond in an amount as First Financial may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of MainSource of shares of MainSource common stock that were issued and outstanding immediately prior to the effective time.

Withholding

First Financial and the exchange agent will be entitled to deduct and withhold from any cash in lieu of fractional shares, dividends, or distributions payable, or any other consideration payable under the merger agreement to any MainSource shareholder the amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to First Financial common stock will be paid to the holder of any unsurrendered certificates of MainSource common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of First Financial common stock that the shares of MainSource common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties, and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications, or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between First Financial and MainSource rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants, or any description thereof as characterizations of the actual state of facts or condition of First Financial, MainSource, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by First Financial or MainSource. The representations and warranties and other provisions of the merger agreement should not be read alone but, instead, should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of First Financial and MainSource relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of MainSource and First Financial relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal proceedings;
•	tax matters;
•	employee and employee benefit plan matters;
•	compliance with applicable laws;
•	certain material contracts;
•	absence of agreements with regulatory authorities;
•	related party transactions;
•	inapplicability of takeover statutes;
•	investment securities and commodities;
•	real property;
•	intellectual property;
•	loan matters;
•	insurance matters;
•	risk management instruments;
•	environmental matters;
•	opinions of financial advisors;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	trust preferred securities;
•	dissenters’ rights; and
•	information security matters.

Certain representations and warranties of First Financial and MainSource are qualified as to knowledge “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either MainSource, First Financial, or the combined company, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations, or financial condition of such party and its subsidiaries taken as a whole (provided, that, with respect to this clause (i), material adverse effect shall not be deemed to include the impact of (A) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules, or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, including changes in prevailing interest rates, (D) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, (E) the expenses incurred by MainSource or First Financial in negotiating, documenting, effecting, and consummating the transactions contemplated by the merger agreement, or (F) changes proximately caused by the impact of the execution or announcement of the merger agreement and the consummation of the transactions contemplated thereby on relationships with customers or employees (including the loss of personnel subsequent to the date of the merger agreement); except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations, or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated thereby.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

First Financial and MainSource have agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, they will, and will cause each of their respective subsidiaries to, (a) conduct their respective businesses in the ordinary course consistent with past practice in all material respects, and (b) use reasonable best efforts to maintain and preserve intact their respective business organizations, employees, and advantageous business relationships. In addition, each of MainSource and First Financial has agreed that, during the same period, subject to specified exceptions, it will, and will cause each of its subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either First Financial or MainSource to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby on a timely basis.

Additionally, MainSource and First Financial have undertaken further covenants. Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, neither MainSource nor First Financial may, and neither MainSource nor First Financial may permit any of its subsidiaries to, without prior written consent of the other party (such consent not to be unreasonably withheld, conditioned, or delayed), undertake the following:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of either party or any of its wholly-owned subsidiaries to such party or any of its subsidiaries), assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other individual, corporation, or other entity;
•	adjust, split, combine, or reclassify any capital stock;
•	make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into, or exchangeable for, any shares of its capital stock (except (A)(i) regular quarterly cash dividends by MainSource in the ordinary course of business consistent with past practice at a dividend payout ratio between 30% and 40%, and (ii) regular quarterly cash dividends by First Financial in the ordinary course of business consistent with past practice, (B) dividends paid by any of the subsidiaries of either party to such party or any of its wholly-owned subsidiaries, or (C) the acceptance of shares of either party’s common stock as payment for withholding taxes incurred in connection with the vesting or settlement of either party’s stock options or equity awards, in each case, in accordance with past practice and the terms of the applicable award agreements);
•	other than in the ordinary course of business consistent with past practice, grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares, or other equity-based awards or interests, or grant any individual, corporation, or other entity any right to acquire any shares of its capital stock;
•	issue, sell, or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or settlement of equity awards in accordance with their terms;

•	sell, transfer, mortgage, encumber, or otherwise dispose of any of its material properties or assets or any business to any individual, corporation, or other entity other than a wholly-owned subsidiary, or cancel, release, or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of the merger agreement;
•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, or other entity other than a wholly-owned subsidiary of MainSource or First Financial;
•	terminate, materially amend, or waive any material provision of any material contract of either party, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to such party, or enter into any contract that would constitute a material contract if it were in effect on the date of the merger agreement;
•	except (1) for transactions in the ordinary course of business consistent with past practice; (2) upon consultation with the other party’s chief executive officer or designee; or (3) as required under applicable law or the terms of any employee benefit plan of either party existing as of the date of the merger agreement, (i) enter into, adopt, or terminate any such employee benefit plan, (ii) amend any such employee benefit plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, or director, except for annual base salary or wage rate increases for employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement, or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, or (ix) hire any officer, employee, independent contractor or consultant who has target total annual compensation greater than 110% of the then current market compensation for the applicable position within the market area in which such individual will be employed;
•	settle any material claim, suit, action, or proceeding, except in the ordinary course of business, in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate, and that would not impose any material restriction on the business of it or its subsidiaries or the surviving corporation and its subsidiaries;
•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•	amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;
•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize, or completely or partially liquidate or dissolve it or any of its subsidiaries;
•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported, or purchase any security rated below investment grade;
•	take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect or in any of the conditions to the merger agreement not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law;
•	implement or adopt any change in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles;
•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, and other banking and operating, securitization, and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation, or policies imposed by any governmental entity;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines, or policies imposed by any governmental entity;
•	make, or commit to make, any individual capital expenditures in excess of $500,000 with respect to MainSource or in excess of $1,000,000 with respect to First Financial;
•	make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment, or dispute, or surrender any material right to claim a refund of taxes;
•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;
•	knowingly take any action that is intended to or would reasonably be likely to prevent, materially impede or materially delay the ability of either party or their respective subsidiaries to obtain any necessary approvals of any governmental entity required for the merger (including any required regulatory approvals) or to perform their covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby; or
•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters

First Financial and MainSource have agreed to cooperate and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such government entities. However, in no event will First Financial or MainSource be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals, and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. First Financial and MainSource have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice, or application to any governmental entity in connection with the merger, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

First Financial has agreed to cause the surviving corporation to provide each MainSource continuing employee for so long as such employee is employed, following the effective time, with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of First Financial and its subsidiaries; provided that First Financial may satisfy this obligation by providing such continuing employees with employee benefits that are substantially similar in the aggregate to the employee benefits provided by MainSource or its subsidiaries to such continuing employees immediately prior to the effective time. Except for any MainSource employee who has or is a party to any employment agreement, severance agreement, change in control agreement, or any other agreement that may be triggered by the merger or the bank merger, those employees of MainSource or any subsidiary as of the effective time whom First Financial or its subsidiaries elect not to employ after the effective time as a result of the merger, who are employed and then terminated as a result of the merger within six (6) months subsequent to the conversion of the operating system of MainSource Bank into First Financial Bank (including through an involuntary termination), or those employees who voluntarily resign employment due to an involuntary relocation of the employee’s principal place of employment to a location which is more than twenty-five (25) miles from the employee’s principal place of employment immediately prior to the effective time and who would have been considered eligible for a payment under First Financial’s applicable severance plan shall be entitled to severance benefits equal to two (2) weeks of annual base pay for each year of service (including years of service with MainSource and/or any of its subsidiaries) with a minimum of four (4) weeks of annual base pay and a maximum of twenty-six (26) weeks of annual base pay.

Following the effective time of the merger, subject to certain customary exclusions, First Financial will or will cause the surviving corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements under any employee benefit plans of First Financial or its subsidiaries in which any MainSource continuing employees are eligible to participate after the effective time of the merger (“new plans”), except to the extent they would apply under the analogous MainSource benefit plans, (ii) provide credit for any eligible expenses incurred prior to the effective time of the merger under a MainSource benefit plan (to the same extent that such credit was given under the analogous MainSource benefit plan prior to the effective time of the merger) in satisfying any applicable deductible, co-payment, or out-of-pocket requirements under any new plans, and (iii) recognize all service of MainSource continuing employees for all purposes in any new plan to the same extent that such service was taken into account under the analogous MainSource benefit plan prior to the effective time of the merger. First Financial also will, or will cause the surviving corporation to, assume and honor all MainSource benefits which are vested upon consummation of the merger.

At least 90 business days prior to the effective time of the merger, First Financial may request that MainSource terminate the MainSource Plan effective as of the day immediately prior to the effective time of the merger and contingent upon the occurrence of the closing under the merger agreement. In this event, MainSource continuing employees will be eligible to participate, effective as of the effective time of the merger, in the First Financial Savings Plan, and will be permitted to make rollover contributions to the First Financial Savings Plan.

Director and Officer Indemnification and Insurance

The merger agreement provides that following completion of the merger, First Financial and the surviving corporation each will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers, and employees of MainSource and its subsidiaries (in their capacity as such) against any costs and liabilities, whether arising before or after the effective time of the merger, arising in whole or in part out of the fact that such person is or was a director, officer, or employee of MainSource or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time of the merger, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain, for a period of six years after completion of the merger, MainSource’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of MainSource and its subsidiaries arising from facts or events that occurred at or prior to the completion of the merger. However, the surviving corporation is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by MainSource for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, MainSource, in consultation with First Financial, may (and, at First Financial’s request, will use its reasonable best efforts to) obtain at or prior to the effective time of the merger a six-year “tail” policy under MainSource’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If MainSource purchases such a “tail” policy, First Financial or the surviving corporation must maintain the policy in full force and effect and continue to honor its obligations under the policy.

Dividends

First Financial and MainSource must coordinate with the other for the declaration of any dividends in respect of First Financial common stock and MainSource common stock and the record dates and payment dates relating thereto to ensure that MainSource shareholders do not fail to receive one dividend (or receive two dividends) in any quarter.

Corporate Governance

First Financial shall take all actions necessary to cause the size of the board of directors of the surviving corporation to be 15 directors, effective as of the effective time. Effective as of the effective time, the board of directors of the surviving corporation shall consist of nine current members of the First Financial board of directors and six current members of the MainSource board of directors. The First Financial continuing directors and the MainSource continuing directors shall be mutually agreed upon by the chairperson of the board of directors and chief executive officer of First Financial and the lead director and chief executive officer of MainSource. The First Financial continuing directors and the MainSource continuing directors shall continue in office and shall serve on the board of directors of the surviving corporation until such time as their successors are duly elected and qualified. The board of directors of the surviving corporation (or the appropriate committee thereof) shall cause the First Financial continuing directors and the MainSource continuing directors to be nominated for election at the first annual meeting of shareholders of the surviving corporation following the effective time.

Civic Commitment

The merger agreement requires the surviving corporation to contribute not less than $1 million over five years to the greater Greensburg, Indiana community.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of First Financial common stock to be issued in the merger, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, and First Financial’s assumption of MainSource’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Shareholder Meetings and Recommendation of MainSource’s and First Financial’s Boards of Directors

Each of MainSource and First Financial has agreed to hold a meeting of its shareholders for the purpose of voting upon adoption of the merger agreement as soon as reasonably practicable and upon other related matters. The board of directors of each of MainSource and First Financial has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to adopt the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. However, if the board of directors of MainSource or First Financial, after receiving the advice of its outside counsel, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but shall not be required to) submit the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for its lack of a recommendation to its shareholders in this joint proxy statement/prospectus or a supplemental amendment thereto to the extent required by law, provided that (1) it gives the other party at least seven calendar days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by MainSource’s board in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third-party in any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (2) at the end of such notice period, the board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel, determines in good faith that it nevertheless would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Notwithstanding any change in recommendation by the board of directors of MainSource or First Financial, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders. First Financial and MainSource shall use their reasonable best efforts to cooperate to hold the MainSource special meeting and the First Financial special meeting on the same day and at the same time as soon as reasonably practicable after the date of the merger agreement and to set the same record date for each such meeting. First Financial and MainSource must adjourn or postpone such meeting if there are insufficient shares of First Financial common stock or MainSource common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting MainSource or First Financial, as applicable, has not received proxies representing a sufficient number of shares necessary for adoption of the merger agreement.

Agreement Not to Solicit Other Offers

MainSource has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors, and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal except to notify a person that has made or, to the knowledge of MainSource, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of MainSource’s obligations with respect to such acquisition proposals under the merger agreement. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal, or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of a party and its subsidiaries, or 20% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 20% or more of any class of equity or voting securities of MainSource or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or other similar transaction involving MainSource or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource.

However, in the event that prior to the adoption of the merger agreement by MainSource’s shareholders, MainSource receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its subsidiaries’ officers, directors, agents, advisors, and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, MainSource enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between First Financial and MainSource, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with MainSource. MainSource will, and will use its reasonable best efforts to, cause its and its subsidiaries’ officers, directors, agents, advisors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than First Financial with respect to any acquisition proposal. MainSource will promptly (within 24 hours) advise First Financial following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal and a copy thereof if in writing and any related documentation or correspondence), and will keep First Financial apprised of any related developments, discussions, and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. In addition, MainSource has agreed to use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Conditions to Complete the Merger

First Financial’s and MainSource’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the adoption of the merger agreement by First Financial’s shareholders and by MainSource’s shareholders;
•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the First Financial common stock to be issued upon the consummation of the merger;
•	the receipt of necessary regulatory approvals contemplated by the merger agreement, except for those the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company, and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the First Financial common stock to be issued upon the consummation of the merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);
•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;
•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);
•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and
•	receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither MainSource nor First Financial can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither MainSource nor First Financial has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of First Financial and MainSource, if the board of directors of each so determines by a vote of a majority of the members of its entire board;
•	by either First Financial or MainSource, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting, or making illegal, the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either First Financial or MainSource, if the merger has not been completed on or before October 31, 2018, unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;
•	by either the board of directors of First Financial or the board of directors of MainSource (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to October 31, 2018);
•	by First Financial, if (i) the board of directors of MainSource shall have (a) failed to recommend in this joint proxy statement/prospectus that the shareholders of MainSource adopt the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to First Financial, or resolved to do so, or failed to reaffirm such recommendation within three calendar days after First Financial requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding MainSource common stock that has been publicly disclosed (other than by First Financial or an affiliate of First Financial) within 10 business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement, or (b) recommended or endorsed an acquisition proposal, or (ii) MainSource or its board of directors has breached its obligations with respect to the MainSource’s shareholder approvals or any acquisition proposal required by the merger agreement in any material respect (we refer to any actions taken by the MainSource board of directors under clauses (i) or (ii) of this paragraph as a “MainSource board of directors change of recommendation”);
•	by MainSource, if (i) the board of directors of First Financial shall have failed to recommend in this joint proxy statement/prospectus that the shareholders of First Financial adopt the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to MainSource, or resolved to do so, or failed to reaffirm such recommendation within three calendar days after MainSource requests in writing that such action be taken, or (ii) First Financial or its board of directors has breached its obligations with respect to the First Financial shareholder approvals required by the merger agreement in any material respect; or
•	by MainSource, in the event that (i) the volume-weighted average price of shares of First Financial common stock quoted on NASDAQ for the 20 consecutive trading days preceding the Determination Date (as defined below) (the “First Financial Average Closing Price”) is less than $22.18 per share and (ii) the First Financial Average Closing Price for such period underperforms the KBW Regional Banking Index by greater than 20%. If MainSource exercises its termination right described in the preceding sentence, First Financial will have the option to keep the merger agreement in full force and effect by increasing the exchange ratio to adjust for such decrease in market value. The merger agreement defines “Determination Date” as the latest of (i) the date on which all regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period); or (ii) the date on which the shareholder approvals of both MainSource and First Financial have been received.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both First Financial and MainSource will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement (which, for MainSource, includes loss of economic benefits of the merger, including the loss of the premium for MainSource shareholders and holders of MainSource equity awards) and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of the termination fee and the confidential treatment of information.

Termination Fee

MainSource will pay First Financial a termination fee if the merger agreement is terminated in the following circumstances:

•	In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of MainSource or has been made directly to its shareholders generally, or any person shall have publicly announced (and not withdrawn) an acquisition proposal with respect to MainSource and (A) thereafter the merger agreement is terminated by either First Financial or MainSource because the merger has not been completed prior to October 31, 2018, and MainSource has failed to obtain the required vote of its shareholders at the duly convened special meeting of MainSource’s shareholders or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement is taken or (B) thereafter the merger agreement is terminated by First Financial as a result of a breach of the merger agreement by MainSource that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (C) prior to the date that is twelve months after the date of such termination, MainSource enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then MainSource will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay First Financial, by wire transfer of same day funds, a fee equal to $40 million (the “termination fee”) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “20%” will instead refer to “50%”).
•	MainSource will pay First Financial by wire transfer of same day funds the termination fee in the event that First Financial terminates the agreement because of a MainSource board of directors change of recommendation.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by First Financial and MainSource.

Amendment, Waiver, and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the respective boards of directors of First Financial and MainSource at any time before or after approval of the matters presented in connection with the merger by the shareholders of First Financial and MainSource, except that after adoption of the merger agreement by the respective shareholders of First Financial or MainSource, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the merger, the respective boards of directors of First Financial and MainSource may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after adoption of the merger agreement by the respective shareholders of First Financial or MainSource, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (a) identifying the acquirer; (b) determining the acquisition date; (c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (d) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method, as defined by ASC 805. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of certain material U.S. federal income tax consequences of the merger to holders of MainSource common stock that exchange their shares of MainSource common stock for shares of First Financial common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, and judicial and administrative authorities, rulings, and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to holders of MainSource common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities, or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; partnerships; S corporations or other pass-through entities or investors in partnerships; regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; former citizens or residents of the United States; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders who hold shares of MainSource common stock as part of a hedge, straddle, constructive sale, or conversion transaction or other integrated investment; holders who acquired MainSource common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; holders who exercise appraisal rights; or holders who actually or constructively own more than 5% of MainSource’s voting stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of MainSource common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of MainSource common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of MainSource common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within First Financial’s or MainSource’s control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign, and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, Squire Patton Boggs, counsel to First Financial, and SmithAmundsen LLC, counsel to MainSource, are of the opinion that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of First Financial to complete the merger that First Financial receive an opinion from Squire Patton Boggs, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of MainSource to complete the merger that MainSource receive an opinion from SmithAmundsen, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by First Financial and MainSource and on customary factual assumptions. Neither of the opinions described above will be binding on the IRS or any court. First Financial and MainSource have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Tax Consequences to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders of MainSource common stock.

If you are a U.S. holder of MainSource common stock:

•	you will not recognize gain or loss if you are a MainSource shareholder who receives only First Financial stock in the merger;
•	the aggregate tax basis of the First Financial common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of MainSource common stock you surrender in the merger; and
•	the holding period for the shares of First Financial common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of MainSource common stock that you surrender in the merger.

If you acquired different blocks of MainSource common stock at different times or at different prices, the First Financial common stock you receive will be allocated pro rata to each block of MainSource common stock, and the basis and holding period of each block of First Financial common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of MainSource common stock exchanged for such block of First Financial common stock.

If you receive cash instead of a fractional share of First Financial common stock, you generally will be treated as having received such fractional share of First Financial common stock pursuant to the merger and then as having sold such fractional share of First Financial common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in your fractional share of First Financial common stock as set forth above. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of MainSource common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of MainSource common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

If you are a non-corporate holder of MainSource common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. Backup withholding may be imposed on the above payments if you are a U.S. holder that (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules or establish an exemption. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Holders of MainSource common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable tax treaty.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and explanatory notes show the historical financial positions and results of operations of First Financial and MainSource, and have been prepared to illustrate the effects of the merger involving First Financial and MainSource under the acquisition method of accounting with First Financial treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of MainSource, as of the effective date of the merger, will be recorded by First Financial at their respective fair values and the excess of the merger consideration over the fair value of MainSource’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the merger occured on June 30, 2017 and the unaudited pro forma condensed combined income statement for the periods ended June 30, 2017 and December 31, 2016 are presented as if the merger had occurred on January 1, 2016, the first day of the First Financial 2016 fiscal year. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statement only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) MainSource’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of First Financial’s stock varies from the assumed $28.10 per share; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company after completion of the proposed transaction. The preparation of the unaudited pro forma condensed combined financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;
•	First Financial’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in First Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and are incorporated by reference in this joint proxy statement/prospectus;
•	First Financial’s audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in First Financial’s Annual Report on Form 10-K for the year ended December 31, 2016 and are incorporated by reference in this joint proxy statement/prospectus;
•	MainSource’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in MainSource’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and are incorporated by reference in this joint proxy statement/prospectus;

•	MainSource’s audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016 included in MainSource’s Annual Report on Form 10-K for the year ended December 31, 2016 and are incorporated by reference in this joint proxy statement/prospectus; and
•	Other information pertaining to First Financial and MainSource contained in or incorporated by reference into this joint proxy statement/prospectus. See “Selected Consolidated Historical Financial Data of First Financial” and “Selected Consolidated Historical Financial Data of MainSource” included elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2017

(Dollars in thousands, except per share data)	First Financial Historical	MainSource Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and cash equivalents	$147,317	$84,643	—		$231,960
Investment securities available-for-sale, at fair value	1,298,578	1,079,555	—		2,378,133
Investment securities held-to-maturity	696,269	0	—		696,269
Other investments	53,285	27,331	—		80,616
Loans held for sale	11,939	6,780	—		18,719
Loans and leases	5,873,765	3,028,686	(29,186)	A	8,873,265
Less: Allowance for loan and lease losses	(54,873)	(22,306)	22,306	B	(54,873)
Net loans and leases	5,818,892	3,006,380	(6,880)		8,818,392
Premises and equipment	128,956	87,024	—		215,980
Goodwill	204,084	135,079	482,086	C	821,249
Other intangibles	4,429	14,687	31,288	D	50,404
Accrued interest and other assets	346,293	148,077	—		494,370
Total assets	$8,710,042	$4,589,556	$506,494		$13,806,092

LIABILITIES
Deposits	$6,468,909	$3,522,343	$(3,954)	E	$9,987,298
Federal funds purchased and securities sold under agreements to repurchase	130,633	36,586	—		167,219
FHLB short-term borrowings	957,700	173,752	—		1,131,452
Total short-term borrowings	1,088,333	210,338	0		1,298,671
FHLB long-term borrowings	1,118	270,977	(677)	F	271,418
Subordinated notes	118,551	47,149	(5,108)	F	160,592
Total long-term debt	119,669	318,126	(5,785)		432,010
Total borrowed funds	1,208,002	528,464	(5,785)		1,730,681
Accrued interest and other liabilities	135,014	22,325	17,092	G	174,431
Total liabilities	7,811,925	4,073,132	7,353		11,892,410

SHAREHOLDERS' EQUITY
Preferred stock	0	0	0		0
Common stock	569,302	13,240	1,002,325	H	1,584,867
Surplus	0	346,581	(346,581)	I	0
Retained earnings	463,250	159,266	(159,266)	J	463,250
Accumulated other comprehensive (loss) income	(22,222)	7,153	(7,153)	K	(22,222)
Treasury stock, at cost	(112,213)	(9,816)	9,816	L	(112,213)
Total shareholders' equity	898,117	516,424	499,141		1,913,682
Total liabilities and shareholders' equity	$8,710,042	$4,589,556	$506,494		$13,806,092

Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended
June 30, 2017

(Dollars in thousands, except per share data)	First Financial Historical	MainSource Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Interest income
Loans and leases, including fees	$134,616	$59,183	—		$193,799
Investment securities	27,016	15,065	—		42,081
Other earning assets	(2,015)	160	—		(1,855)
Total interest income	159,617	74,408	—		234,025
Interest expense
Deposits	15,604	2,385	506	M	18,495
Short-term borrowings	3,483	2,379	—		5,862
Long-term borrowings	0	966	70	N	1,036
Subordinated notes	3,078	880	156	O	4,114
Total interest expense	22,165	6,610	732		29,507
Net interest income	137,452	67,798	(732)		204,518
Provision for loan and lease losses	834	100	100	P	834
Net interest income after provision for loan and lease losses	136,618	67,698	(632)		203,684

Noninterest income
Service charges on deposit accounts	9,416	9,971	—		19,387
Trust and wealth management fees	7,152	2,496	—		9,648
Bankcard income	6,636	4,381	—		11,017
Gains on sales of investment securities	1,354	22	—		1,376
Other	10,260	7,768	—		18,028
Total noninterest income	34,818	24,638	—		59,456

Noninterest expenses
Salaries and employee benefits	63,294	35,338	—		98,632
Net occupancy	8,817	5,097	—		13,914
Furniture and equipment	4,313	6,784	—		11,097
Data processing	6,799	0	—		6,799
Marketing	1,492	1,745	—		3,237
Communication	915	969	—		1,884
Professional services	3,227	0	—		3,227
FDIC assessments	1,950	689	—		2,639
Other	11,794	13,353	3,973	Q	29,120
Total noninterest expenses	102,601	63,975	3,973		170,549
Income before income taxes	68,835	28,361	(4,605)		92,591
Income tax expense	21,685	6,634	(1,612)	R	26,707
Net income	$47,150	$21,727	$(2,993)		$65,884
Net earnings per common share - basic	$0.77	$0.88			$0.69
Net earnings per common share - diluted	$0.76	$0.87			$0.68
Cash dividends declared per share	$0.34	$0.33			$0.34
Average basic shares outstanding	61,471,347	24,631,354		Y	95,647,351
Average diluted shares outstanding	62,187,473	25,031,865		Y	96,919,186

Unaudited Pro Forma Condensed Combined Statements of Income for the year ended
December 31, 2016

(Dollars in thousands, except per share data)	First Financial Historical	MainSource Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Interest income
Loans and leases, including fees	$262,703	$101,560	—		$364,263
Investment securities	47,638	26,550	—		74,188
Other earning assets	(4,391)	217	—		(4,174)
Total interest income	305,950	128,327	—		434,277
Interest expense
Deposits	22,613	4,169	2,041	S	28,823
Short-term borrowings	4,506	4,418	—		8,924
Long-term borrowings	0	714	193	T	907
Subordinated notes	6,160	1,425	313	U	7,898
Total interest expense	33,279	10,726	2,547		46,552
Net interest income	272,671	117,601	(2,547)		387,725
Provision for loan and lease losses	10,140	1,705	1,705	V	10,140
Net interest income after provision for loan and lease losses	262,531	115,896	(842)		377,585

Noninterest income
Service charges on deposit accounts	18,933	21,006	—		39,939
Trust and wealth management fees	13,200	4,866	—		18,066
Bankcard income	12,132	7,740	—		19,872
Gains on sales of investment securities	234	170	—		404
Other	25,102	15,186	—		40,288
Total noninterest income	69,601	48,968	—		118,569

Noninterest expenses
Salaries and employee benefits	122,361	64,327	—		186,688
Net occupancy	18,329	9,298	—		27,627
Furniture and equipment	8,663	12,696	—		21,359
Data processing	11,406	0	—		11,406
Marketing	3,965	3,390	—		7,355
Communication	1,889	1,647	—		3,536
Professional services	6,303	549	—		6,852
FDIC assessments	4,293	1,560	—		5,853
Other	24,192	20,937	10,217	W	55,346
Total noninterest expenses	201,401	114,404	10,217		326,022
Income before income taxes	130,731	50,460	(11,059)		170,132
Income tax expense	42,205	12,137	(3,871)	X	50,471
Net income	$88,526	$38,323	$(7,188)		$119,661
Net earnings per common share - basic	$1.45	$1.66			$1.28
Net earnings per common share - diluted	$1.43	$1.64			$1.27
Cash dividends declared per share	$0.64	$0.61			$0.64
Average basic shares outstanding	61,206,093	23,105,317		Y	93,264,720
Average diluted shares outstanding	61,985,422	23,431,355		Y	94,496,427

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1-Description of Transaction

On July 25, 2017, First Financial and MainSource announced that they had entered into a merger agreement pursuant to which MainSource will be merged with and into First Financial, with First Financial continuing as the surviving corporation. Following the completion of the merger, MainSource Bank, a wholly-owned bank subsidiary of MainSource, will merge with and into First Financial Bank, a wholly-owned bank subsidiary of First Financial, with First Financial Bank continuing as the surviving bank. In the merger, each share of MainSource common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of MainSource common stock held by MainSource or First Financial, will be converted into the right to receive 1.3875 shares of First Financial common stock. Cash will be paid in lieu of fractional shares of First Financial common stock that would otherwise be issued in connection with the merger.

Note 2-Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting giving effect to the merger involving First Financial and MainSource, with First Financial as the acquirer. Certain reclassifications have been made to MainSource historical information so as to conform to First Financial’s presentation, including instances where certain amounts reflected individually by MainSource have been combined for presentation purposes as well as other instances where accounts previously disclosed in footnotes by MainSource have been reflected individually for presentation purposes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma condensed combined financial information provides for the issuance of 36,141,109 shares of First Financial common stock in connection with the merger based on the number of shares of MainSource common stock outstanding and reserved for issuance under various equity plans as of June 30, 2017, and the 1.3875 exchange ratio. Based on First Financial’s closing stock price on July 25, 2017, the value of the aggregate stock consideration would be approximately $1.0 billion.

Under the acquisition method of accounting, the assets and liabilities of MainSource will be recorded at the respective fair values on the merger date. The fair value on the merger date represents management’s best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) MainSource’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of First Financial’s stock varies from the assumed $28.10 per share; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both First Financial and MainSource are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 3-Estimated Merger and Integration Costs

In connection with the merger, the plan to integrate First Financial’s and MainSource’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. First Financial and MainSource are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems and benefit plans, cancelling contracts with service providers and selling or otherwise disposing of certain premises, furniture and equipment. First Financial and MainSource expect to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimated the merger-related costs to be approximately $63 million and expect they will be incurred primarily in fiscal year 2018, which are not reflected in the accompanying pro forma financial information.

Note 4-Estimated Annual Cost Savings

First Financial and MainSource expect to realize approximately $43 million in annual pre-tax cost savings following the merger, which management expects realize to 75% in the first 12 months subsequent to closing the transaction and 100% thereafter. However, there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.

Note 5-Estimated Regulatory Adjustments

Upon completion of the merger, First Financial’s bank subsidiary’s total assets will exceed $10 billion, and First Financial and its bank subsidiary will therefore become subject to increased regulatory requirements. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets, including compliance with portions of the Federal Reserve’s enhanced prudential oversight requirements and annual stress testing requirements. No adjustments related to compliance with these additional regulatory requirements were made to the pro forma financial statements included herein.

Note 6-Pro Forma Merger Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 35% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet	June 30, 2017
(Dollars in thousands)
A. Adjustments to loans, net of unearned income
To reflect expected credit loss in MainSource’s portfolio loans	$(29,186)
B. Adjustment to allowance for loan and lease losses
To remove MainSource’s allowance at merger date as the credit risk is contemplated in the fair value adjustment in adjustment A above	$22,306
C. Adjustment to goodwill, net
To reflect goodwill created as a result of the merger	$617,165
To reflect elimination of MainSource’s goodwill at merger date	(135,079)
$482,086
D. Adjustment to core deposit intangible, net
To record the estimated fair value of acquired identifiable intangible assets, calculated as 1.50% of MainSource's total core deposits. Core deposits represent total deposits less time deposits. The acquired core deposit intangible will be amortized over 9 years using an accelerated method of amortization.	$45,975
To reflect elimination of MainSource's existing other intangibles at merger date	(14,687)
$31,288
E. Adjustments to deposits
To record estimated fair value based on current market rates for similar products. The adjustment will be accreted into income over the estimated lives of the deposits	$(3,954)

Balance Sheet	June 30, 2017
(Dollars in thousands)
F. Adjustment to borrowings
To record estimated fair value of assumed borrowings based on market rates for similar products. The adjustment will be accreted into income over the remaining lives of the borrowings.
Adjustment to FHLB long-term borrowings	$(677)
Adjustment to subordinated notes	(5,108)
Total adjustments to long-term debt	$(5,785)
G. Adjustments to net deferred tax liability
To reflect net deferred tax liability as a result of the merger fair value adjustments
Adjustment to loans - expected lifetime credit losses and interest rate adjustment	(10,215)
Adjustment to allowance for loan losses	7,807
Adjustment to core deposit intangible, net	16,091
Adjustment to deposits	1,384
Adjustment to FHLB long-term borrowings	237
Adjustment to subordinated notes	1,788
Calculated deferred taxes at estimated statutory rate of 35.0%	17,092
H. Adjustments to shareholders’ equity
To eliminate historical MainSource common stock	$(13,240)
To reflect issuance of common stock to MainSource shareholders	1,015,565
$1,002,325
I. Adjustments to surplus
To eliminate MainSource's surplus capital	$(346,581)
J. Adjustments to retained earnings
To eliminate MainSource's retained earnings	$(159,266)
K. Adjustment to accumulated other comprehensive (loss) income
To eliminate MainSource's accumulated other comprehensive income	$(7,153)
L. Adjustment to treasury stock, at cost
To eliminate MainSource's treasury stock, at cost	$9,816
Income Statements	June 30, 2017
M. Adjustment to deposit interest expense
To reflect accretion of deposit discount from fair value adjustment over an estimated five year average life	$506
N. Adjustment to long-term borrowings interest expense
To reflect accretion of borrowings discount from fair value adjustment over an estimated 5.25 year average life	$70
O. Adjustment to subordinated debt interest expense
To reflect amortization over 16.33 years	$156
P. Adjustment to provision for loan and lease losses
To eliminate MainSource’s provision for loan and lease losses	$(100)
Q. Adjustment to other noninterest expense
To reflect amortization of acquired identifiable intangible assets based on amortization period of 9 years and using an accelerated method of amortization	$3,973
R. Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments M-Q at estimated marginal tax rate of 35.0%	$(1,612)

December 31, 2016
S. Adjustment to deposit interest expense
To reflect accretion of deposit premium from fair value adjustment over an estimated five year average life	$2,041
T. Adjustment to long-term borrowings interest expense
To reflect accretion of borrowings premium from fair value adjustment over an estimated 5.25 year average life	$193
U. Adjustment to subordinated debt interest expense
To reflect amortization over 16.33 years	$313
V. Adjustment to provision for loan and lease losses
To eliminate MainSource’s provision for loan and lease losses	$(1,705)
W. Adjustment to other noninterest expense
To reflect amortization of acquired identifiable intangible assets based on amortization period of 9 years and using an accelerated method of amortization	$10,217
X. Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments S-W at estimated marginal tax rate of 35.0%	$(3,871)
Y. Average shares outstanding
To arrive at consolidated pro forma average shares outstanding, MSFG respective average outstanding shares were multiplied by the exchange ratio of 1.3875 and then added to FFBC respective average outstanding shares

Note 7-Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 36,141,091 shares of First Financial common stock totaling approximately $1.0 billion. The merger will be accounted for using the acquisition method of accounting; accordingly the First Financial cost to acquire MainSource will be allocated to the assets (including identifiable intangible assets) and liabilities of MainSource at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

Pro Forma Combined
ASSETS
Cash and cash equivalents	$84,643
Investment securities available-for-sale, at market value	1,079,555
Other investments	27,331
Loans held for sale	6,780
Loans and leases	2,999,500
Less: Allowance for loan and lease losses	0
Net loans and leases	2,999,500
Premises and equipment	87,024
Goodwill	617,165
Other intangibles	45,975
Accrued interest and other assets	148,077
Total assets	$5,096,050

Pro Forma Combined
LIABILITIES
Deposits	$3,518,389
Federal funds purchased and securities sold under agreements to repurchase	36,586
FHLB short-term borrowings	173,752
Total short-term borrowings	210,338
Long-term debt	270,300
Other long-term debt	42,041
Total long-term debt	312,341
Total borrowed funds	522,679
Accrued interest and other liabilities	39,417
Total liabilities assumed	4,080,485
Fair value of net assets acquired	$1,015,565

DESCRIPTION OF CAPITAL STOCK OF FIRST FINANCIAL

As a result of the merger, MainSource shareholders who receive shares of First Financial common stock in the merger will become shareholders of First Financial. Your rights as a shareholder of First Financial will be governed by the OGCL, the First Financial articles of incorporation, and the First Financial regulations. The following briefly summarizes the material terms of First Financial common stock that will be issued in connection with the merger. We urge you to read the applicable provisions of the OGCL, the First Financial articles of incorporation, and the First Financial regulations. Copies of First Financial’s and MainSource’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

First Financial’s authorized capital stock consists of 160,000,000 common shares, without par value (“common shares”) and 10,000,000 preferred shares, with or without par value as determined by First Financial's board of directors (“preferred shares”). As of the First Financial record date, 62,068,758 of First Financial’s common shares were outstanding, 6,661,973 of First Financial’s common shares were held by First Financial in treasury, and none of First Financial’s preferred shares were issued or outstanding.

Common Shares

Holders of First Financial’s common shares are entitled to:

•	cast one vote for each common share held of record on all matters submitted to a vote of shareholders;
•	receive dividends when, as and if declared by First Financial’s board of directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any; and
•	share ratably in First Financial’s net assets legally available to First Financial’s shareholders in the event of its liquidation, dissolution, or winding up, after provision for the distribution of any preferential amounts to the holders of preferred shares, if any.

Holders of First Financial’s common shares have no preemptive, subscription, preference, redemption, conversion, exchange, or cumulative voting rights. The rights, preferences, and privileges of the holders of First Financial’s common shares are subject to, and may be adversely affected by, the rights, preferences, and privileges of holders of any preferred shares that First Financial may designate and issue in the future.

Subject to compliance with applicable federal and state securities laws, First Financial’s common shares may be transferred without any restrictions or limitations. The transfer agent and registrar for First Financial’s common shares is Registrar and Transfer Company.

First Financial’s common shares are listed on The NASDAQ Global Select Stock Market® under the symbol “FFBC.” First Financial’s outstanding common shares are, and any common shares that First Financial issues under this prospectus and any applicable prospectus supplement will be, when issued, fully paid and nonassessable.

Preferred Shares

First Financial’s articles of incorporation authorize the board of directors to issue, without any further vote or action by First Financial’s shareholders, subject to certain limitations prescribed by law and the rules and regulations of any stock exchange on which First Financial’s securities may be listed, up to an aggregate of 10,000,000 preferred shares in one or more series.

Subject to the limitations described in the next paragraph, the First Financial board of directors is also authorized to determine and fix the powers, designations, preferences and relative, participating, optional, conversion, and other special rights of each series of preferred shares issued from time to time, and the qualifications, limitations, and restrictions thereof, including the designation and authorized number of each series, dividend rights, voting rights, conversion rights, redemption and exchange rights, sinking fund requirements, and liquidation rights. The First Financial board of directors may increase or decrease the number of shares of any series of preferred shares before or after the issue of that series, but not below the number of shares of such series then outstanding. If the number of preferred shares of any series is so decreased, the shares constituting such decrease will resume the status of authorized but unissued shares. Under Ohio law, the authority of a board to establish the par value of preferred shares is not settled even if such authority is provided in the corporation’s articles. Consequently, First Financial’s preferred shares will be issued without par value unless the board of directors determines to issue preferred shares with par value after having been advised by counsel that it has the authority to do so.

The First Financial articles of incorporation provide that the voting rights of each preferred share are limited to no more than one vote per share when voting as a class with the common shares, and the preferred shares will not vote as a separate class or series except as required by Ohio law. The First Financial board of directors has represented that it will not issue, without prior shareholder approval, any series of preferred shares for any defensive or anti-takeover purpose, for the purpose of implementing a shareholder rights plan, or with features specifically intended to make any attempted acquisition of the company more difficult or costly.

The First Financial board of directors will fix the powers, designations, preferences, and relative, participating, optional, conversion, and other special rights of each series of preferred shares that First Financial offers under this prospectus and any applicable prospectus supplement, and the qualifications, limitations, and restrictions of such series, in a certificate of amendment to First Financial’s articles of incorporation relating to that series. First Financial will file as an exhibit to the registration statement of which this prospectus is a part, or incorporate by reference therein from another report that First Financial files with the SEC, the form of any certificate of amendment to First Financial’s articles of incorporation that describes the terms of the series of preferred shares that First Financial is offering before the issuance of the related series of preferred shares. First Financial will also describe in the applicable prospectus supplement the terms of the series of preferred shares being offered.

First Financial’s board of directors may authorize the issuance of preferred shares with voting, conversion, or other rights that could adversely affect the voting power or other rights of the holders of First Financial’s common shares. The issuance of preferred shares could have the effect of decreasing the market price of First Financial’s common shares, restricting First Financial’s ability to repurchase outstanding common shares, decreasing the amount of earnings and assets available for distribution to holders of First Financial’s common shares and creating restrictions upon the payment and amount of dividends and other distributions to holders of First Financial’s common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of First Financial without further action by First Financial’s shareholders. When First Financial issues preferred shares under this prospectus and the applicable prospectus supplement, such preferred shares will be fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of First Financial’s Articles of Incorporation and Ohio Law

First Financial’s articles of incorporation and the OGCL contain certain provisions that make it more difficult to acquire control of First Financial by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of First Financial to negotiate with the board of directors. First Financial believes that, as a general rule, the interests of its shareholders would be best served if any change in control results from negotiations with the board of directors. Certain provisions of First Financial’s articles of incorporation and regulations may have the effect of impeding the acquisition of control of First Financial by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by First Financial’s board of directors.

The provisions of First Financial’s articles of incorporation and regulations which may discourage efforts to acquire control include the following:

•	First Financial’s articles of incorporation do not allow cumulative voting for election of directors;
•	if a special shareholders meeting of First Financial is called by shareholders, it must be called by holders of not less than one-half of the outstanding voting power of First Financial;
•	nomination of candidates for election to First Financial’s board of directors requires advance notice containing certain information of the nominee. First Financial may also require any proposed nominee to furnish other information reasonably required by First Financial to determine the proposed nominee’s eligibility to serve as a director; and
•	First Financial’s regulations may be amended only (a) by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of First Financial, unless such amendment is recommended by the affirmative vote of two-thirds of the whole authorized number of directors, in which case the regulations may be amended by the affirmative vote of the holders of a majority of the outstanding voting power of First Financial, or (b) by the affirmative vote of two-thirds of the whole authorized number of directors to the extent permitted by Ohio law.

The provisions described above are intended to reduce First Financial’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of First Financial’s board of directors.

The OGCL provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), First Financial’s articles of incorporation do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the articles of incorporation, relatively difficult, and a vote of the holders of in excess of one-third of First Financial’s outstanding common shares would be sufficient to prevent implementation of any of the corporate actions mentioned above.

Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute basically provides that any person acquiring shares of an “issuing public corporation” (which definition First Financial meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

The purpose of the control share acquisition statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the control share acquisition statute grant to First Financial’s shareholders the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person’s purchase in the same manner and with the same proxy information that would be available to them if a proposed merger of First Financial were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the purchase is approved.

The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power, excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some First Financial shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince First Financial’s shareholders of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” (which definition First Financial meets) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such transaction. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. One significant effect of Chapter 1704 is to encourage a person to negotiate with a corporation’s board of directors prior to becoming an interested shareholder.

Ohio also has enacted Ohio Revised Code Section 1707.043, which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

COMPARISON OF RIGHTS OF FIRST FINANCIAL SHAREHOLDERS AND MAINSOURCE SHAREHOLDERS

MainSource shareholders who receive First Financial common shares as consideration in the merger will become shareholders of First Financial at the effective time of the merger. First Financial is an Ohio corporation while MainSource is an Indiana corporation. Although the rights of the holders of First Financial common shares and those of holders of MainSource shares are similar in many respects, there are some differences. These differences relate to differences between the laws governing Ohio corporations, the OGCL and the laws governing Indiana corporations, the IBCL, as well as differences between provisions of First Financial’s articles of incorporation and regulations and MainSource’s articles of incorporation and bylaws.

Set forth below is a summary of the material differences between the rights of First Financial shareholders and the rights of MainSource shareholders. This description is not intended to be a complete statement of the differences affecting the rights of MainSource shareholders, but rather describes the more significant differences affecting the rights of MainSource shareholders and certain important similarities. Copies of First Financial’s and MainSource’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”

FIRST FINANCIAL	MAINSOURCE
AUTHORIZED CAPITAL STOCK
First Financial is authorized to issue 160,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.	MainSource is authorized to issue 100,000,000 shares of common stock, without par value, and 400,000 shares of preferred stock, without par value.
As of the First Financial record date, First Financial had 62,068,758 shares of common stock outstanding and no shares of preferred stock outstanding. First Financial common stock is listed on NASDAQ under the symbol “FFBC.”

As of the MainSource record date, MainSource had 25,582,413 shares of common stock outstanding and no shares of preferred stock outstanding. MainSource common stock is listed on NASDAQ under the symbol “MSFG.”

First Financial’s board of directors is authorized, by filing articles of amendment, to provide for the issuance of preferred stock and to fix the designations, powers, preferences, and rights thereof. First Financial’s board of directors has the authority to determine and fix any express terms with respect to each series to the fullest extent permitted by the Ohio Revised Code.

MainSource’s board of directors has authority by resolution to issue preferred stock in one or more series. If any series of preferred stock is issued, the MainSource board of directors may fix the designation, powers, preferences and voting, relative participating, optional and other rights, and the qualifications, limitations and restrictions of the shares of that series of preferred stock.

DIVIDENDS
Subject to any rights of holders of First Financial preferred stock, the holders of First Financial common stock are entitled to receive dividends, if and when declared payable from time to time by First Financial’s board of directors, from any funds legally available therefor.

MainSource may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as MainSource’s board of directors may determine, subject to all statutory restrictions, including banking law restrictions.

However, the Federal Reserve Board expects First Financial, as a bank holding company, to serve as a source of strength to its subsidiary banks, which may require First Financial to retain capital for further investments in its subsidiary banks, rather than for dividends for its shareholders.

Under the IBCL, no distribution may be declared or paid if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose

FIRST FINANCIAL	MAINSOURCE

preferential rights are superior to those receiving the distribution. The board of directors may base a determination regarding the legality of the declaration or payment of a distribution on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

NUMBER OF DIRECTORS; CLASSIFICATION
First Financial’s board of directors currently consists of thirteen members. First Financial’s regulations provide that the number may be increased or decreased (provided the number is never less than nine or more than 25) by resolution of the board of directors (by vote of two-thirds of the whole authorized number of directors) or by resolution of the shareholders at a meeting of shareholders for electing directors (by vote of two-thirds of the outstanding voting power). First Financial’s board of directors consists of a single class of directors.

MainSource’s board of directors currently consists of nine members. MainSource’s bylaws provide that the number of directors shall be not less than five (5) and not more than fifteen (15), as fixed by resolution of the board of directors from time to time. The MainSource articles of incorporation do not provide for a division of the MainSource board of directors into classes, and the MainSource bylaws specifically opt out of the provision in the IBCL providing for staggered terms of directors

ELECTION OF DIRECTORS; VACANCIES
Director nominees who receive the greatest number of shareholder votes are automatically elected to the board, but First Financial has adopted a policy requiring nominees who receive a greater number of votes “withheld” from his or her election than votes “for” his or her election to tender written resignation to the Corporate Governance and Nominating Committee for consideration.

Pursuant to the IBCL, the MainSource directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

MainSource’s articles of incorporation do not grant cumulative voting rights to the MainSource shareholders.

MainSource’s bylaws provide that any vacancy occurring in MainSource's board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the members of the board of directors of MainSource then in office.

First Financial’s articles of incorporation provide that shareholders shall not have the right to vote cumulatively in the election of directors.
The First Financial directors are elected at a meeting of shareholders, except that a majority of the directors in office at any time, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any director’s office that is created by an increase in the number of directors or by a vacancy. However, in any period between annual meetings of shareholders, the directors cannot increase the number of directors by more than three.

REMOVAL OF DIRECTORS
A First Financial director may be removed with or without cause.
Under the MainSource bylaws, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Additionally, any director may be removed, with or without cause, by a vote of the board of directors.

FIRST FINANCIAL	MAINSOURCE
CALL OF SPECIAL MEETING OF DIRECTORS
First Financial’s regulations provide that a meeting of the board of directors may be called by the Chairman of the Board, the Chief Executive Officer, or by any seven directors upon giving two-days’ notice, unless the board of directors has fixed a regular time and place for board meetings.
MainSource’s bylaws provide that special meetings of the board of directors may be called by, or at the request of, the Chairman of the Board, the President of MainSource, or by any two directors.
DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION
First Financial’s articles of incorporation provide that each person who is or was a director, officer, employee, or agent of the corporation will be indemnified by First Financial to the full extent permitted by the OGCL against any liability, cost, or expense incurred in such capacity, or arising out of such status. First Financial may, but is not obligated to, maintain insurance, at its expense, to protect itself and any such person against any such liability, cost, or expense.

First Financial’s regulations provide that First Financial shall, to the full extent permitted by law, indemnify all persons whom it may indemnify.

MainSource’s articles of incorporation provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, by reason of the fact that he or she is or was a director or officer of MainSource, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent, or in any other capacity while serving as a director or officer, shall be indemnified to the fullest extent authorized by the IBCL, against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith.

MainSource is not obligated to indemnify any director or officer with respect to any proceeding in which there is a claim, counterclaim, or cross claim asserted directly by MainSource against any such director or officer, or in any proceeding in which a claim, counterclaim, or cross claim is asserted by any such director or officer against MainSource and/or any of its directors, officers, employees, or agents.

CALL OF SPECIAL MEETINGS OF SHAREHOLDERS
First Financial’s regulations provide that special meetings of shareholders may be called by the Chairman of the Board, by the Chief Executive Officer, by the President or Vice President authorized to exercise the authority of the Chief Executive Officer in the case of the Chief Executive Officer's absence, death, or disability, by resolution of the directors or by the holders of not less than one-half of the outstanding voting power of First Financial.

MainSource’s bylaws state that special shareholders’ meetings may be called by the Chairman of the Board or the Chief Executive Officer, and shall be called by the Chairman of the Board at the written request of a majority of the members of the board of directors or upon delivery to MainSource's Secretary of a signed and dated written demand for a special meeting from the holders of at least twenty-five percent (25%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

First Financial’s regulations provide that the holders of record of a majority of shares entitled to vote at each meeting of shareholders, present in person or by proxy, shall constitute a quorum.	MainSource’s bylaws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum.

FIRST FINANCIAL	MAINSOURCE
ADVANCE NOTICE REGARDING SHAREHOLDERS NOMINATION OF CANDIDATES FOR ELECTION TO THE BOARD OF DIRECTORS
First Financial’s regulations provide that nomination for election of directors may be made by any shareholder by delivering written notice to the Secretary of First Financial not later than (i) for an annual meeting of shareholders, 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) for a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

MainSource’s bylaws provide that shareholders may nominate directors for election, provided such nominations are made pursuant to timely notice in writing to the nominating committee, care of the Secretary of the Corporation. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal office of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholders’ notice shall set forth such information, as the nominating committee shall determine.

The notice shall set forth the information about the nominee specified in First Financial’s regulations. First Financial may also require any proposed nominee to furnish other information reasonably required by First Financial to determine the proposed nominee’s eligibility to serve as a director.

SHAREHOLDER ACTION BY WRITTEN CONSENT
Under the OGCL, unless a corporation’s articles of incorporation or regulations prohibit action by shareholders without a meeting, shareholders may act without a meeting on any action required or permitted to be taken at a shareholder meeting, provided that all shareholders entitled to notice of the meeting sign a writing authorizing the action, and the shareholders file the writing with the records of the corporation.

The IBCL permits any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting, by unanimous written consent of all shareholders entitled to vote on the matter.

MainSource’s articles of incorporation and bylaws do not alter such shareholders’ right.

First Financial’s articles of incorporation regulations do not alter such shareholders’ right.
APPOINTMENT AND REMOVAL OF OFFICERS
First Financial’s regulations provide that all officers of First Financial shall be chosen by the board of directors by a majority vote and shall hold office until the first meeting of the board of directors following the next annual meeting of shareholders or until their successors are elected and duly qualified. Any officer may be removed by the board of directors at any time with or without cause by a majority vote.

MainSource’s bylaws provide that officers shall be elected by the board of directors at its first meeting held after MainSource’s annual meeting of shareholders. Officers may be removed by the board of directors or the Chief Executive Officer whenever, in its judgment, the best interests of MainSource would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

REQUIRED VOTE FOR CERTAIN TRANSACTIONS
First Financial’s articles of incorporation and regulations do not specifically discuss transactions involving merger, consolidation, or sale, lease, or exchange of all or substantially all of the property or assets of the corporation.

MainSource’s articles of incorporation and bylaws do not specifically discuss transactions involving merger, consolidation, or sale, lease, or exchange of all or substantially all of the property or assets of the corporation.

FIRST FINANCIAL	MAINSOURCE
AMENDMENT TO ARTICLES OF INCORPORATION AND REGULATIONS
First Financial’s articles of incorporation do not specifically provide for its amendment and, therefore, may be amended in accordance with the OGCL.
The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. Amendments to the MainSource articles of incorporation must be approved by a majority vote of MainSource’s board of directors and also by a majority vote of the outstanding shares of MainSource’s voting stock.

MainSource’s bylaws may be amended or repealed by a vote of a majority of the entire board of directors of MainSource. The MainSource bylaws may not be amended or repealed by the shareholders of MainSource.

First Financial’s regulations provide that the regulations may be amended only (a) by the vote of the holders of two-thirds of the outstanding voting power of First Financial voting as a single class at a meeting of shareholders called for such purpose, unless such amendment is recommended by the vote of two-thirds of the whole authorized number of directors, in which case the regulations may be amended by the affirmative vote of the holders of a majority of the outstanding voting power voting as a single class at a meeting of shareholders called for such purpose or (b) by the affirmative vote of two-thirds of the whole authorized number of directors to the extent permitted by Ohio law.

COMPARATIVE MARKET PRICES AND DIVIDENDS

First Financial’s common shares are listed on NASDAQ under the symbol “FFBC,” and MainSource common stock is listed on NASDAQ under the symbol “MSFG.” The following table sets forth for the periods indicated the high and low reported intraday sales prices per share of First Financial common stock and MainSource common stock on NASDAQ, and the cash dividends declared per share.

	First Financial Common Stock			MainSource Common Stock
	High	Low	Dividend	High	Low	Dividend
Quarter Ended:
June 30, 2017	$29.35	$24.50	$0.17	$35.48	$31.26	$0.17
March 31, 2017	29.10	25.50	0.17	35.64	30.82	0.16
December 31, 2016	29.80	20.55	0.16	34.75	23.84	0.16
September 30, 2016	22.53	18.53	0.16	25.20	21.13	0.15
June 30, 2016	20.22	16.93	0.16	23.62	19.98	0.15
March 31, 2016	18.60	13.76	0.16	22.43	19.46	0.15
December 31, 2015	21.00	17.65	0.16	24.05	19.65	0.14
September 30, 2015	19.73	17.38	0.16	22.40	20.13	0.14
June 30, 2015	18.71	16.60	0.16	22.64	18.85	0.13
March 31, 2015	18.78	16.42	0.16	21.08	18.03	0.13

On July 25, 2017, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of First Financial common stock as reported on NASDAQ was $28.10. On October 16, 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of First Financial common stock as reported on NASDAQ was $26.40.

On July 25, 2017, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of MainSource common stock as reported on NASDAQ was $33.81. On October 16, 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of MainSource common stock as reported on NASDAQ was $36.67.

As of October 16, 2017, the last trading day before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information for First Financial and MainSource, respectively, there were approximately 2,332 registered holders of First Financial common stock and approximately 2,842 registered holders of MainSource common stock.

The following table shows the closing sale prices of First Financial common stock and MainSource common stock as reported on NASDAQ on July 25, 2017, the last full trading day before the public announcement of the merger agreement, and on October 16, 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of MainSource common stock, which we calculated by multiplying the closing price of First Financial common stock on those dates by the exchange ratio of 1.3875.

	First Financial Common Stock	MainSource Common Stock	Implied Value of One Share of MainSource Common Stock
July 25, 2017	$28.10	$33.81	$38.99
October 16, 2017	$26.40	$36.67	$36.63

First Financial and MainSource shareholders are advised to obtain current market quotations for First Financial common stock and MainSource common stock. The market price of First Financial common stock and MainSource common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of MainSource common stock before the effective time of the merger or First Financial common stock before or after the effective time of the merger. Changes in the market price of First Financial common stock prior to the completion of the merger will affect the market value of the merger consideration that MainSource shareholders will receive upon completion of the merger.

LEGAL MATTERS

The validity of the First Financial common stock to be issued in connection with the merger will be passed upon for First Financial by Squire Patton Boggs (US) LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for First Financial by Squire Patton Boggs (US) LLP and for MainSource by SmithAmundsen LLC.

EXPERTS

First Financial

The consolidated financial statements of First Financial incorporated by reference to its Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of First Financial Bancorp.’s internal control over financial reporting as of December 31, 2016 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. The consolidated financial statements of First Financial as of December 31, 2015 and each of the two years in the period ended December 31, 2015 included in its Annual Report on Form 10-K for the year ended December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

MainSource

The consolidated financial statements of MainSource as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and the effectiveness of MainSource’s internal control over financial reporting as of December 31, 2016 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing in its Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

First Financial

Under SEC rules, holders of First Financial common stock who wish to make a proposal to be included in First Financial’s proxy statement and proxy for First Financial’s 2018 annual meeting of shareholders, First Financial’s next annual meeting of shareholders, must have delivered the proposal to the executive offices of First Financial no later than December 14, 2017 (120 calendar days prior to the anniversary of this year’s proxy statement mailing date). Any such proposal must comply with Rule 14a-8 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended. Upon receipt of such a proposal, First Financial will determine whether or not to include the proposal in the proxy statement and proxy in accordance with applicable regulations.

If an eligible shareholder wishes to nominate a director at First Financial’s 2018 Annual Meeting of Shareholders written notice of this nomination must be received by First Financial’s Corporate Secretary, no later than February 22, 2018 (90 calendar days prior to the anniversary of First Financial’s 2017 annual meeting).

All shareholder proposals should be sent to First Financial Bancorp., Attention: Shannon M. Kuhl, Chief Legal Officer and Corporate Secretary, 255 E. Fifth Street, Suite 2900, Cincinnati, Ohio 45202.

MainSource

To be considered for inclusion in MainSource’s proxy statement for its 2018 annual meeting, if one is held, shareholder proposals must be submitted in writing by November 23, 2017, to MainSource’s Secretary, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, and be in proper form under SEC Regulation 14A, Rule 14a-8. In addition, MainSource’s bylaws provide that any shareholder wishing to nominate a candidate for director or propose other business at the annual meeting, which nomination or proposal will not be included in the MainSource’s proxy materials, must give MainSource written notice not less than 60 days or more than 90 days before the meeting, and the notice must provide certain other information as described in the MainSource bylaws.

WHERE YOU CAN FIND MORE INFORMATION

First Financial has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of First Financial common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of First Financial, in addition to being a proxy statement for First Financial and MainSource shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about First Financial and First Financial common stock, depositary shares, and preferred shares.

First Financial and MainSource also file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as First Financial and MainSource, who file electronically with the SEC. The address of the site is http://www.sec.gov.

First Financial’s website address is www.bankatfirst.com. First Financial makes available, free of charge, on or through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are filed with or furnished to the SEC, and amendments to those reports, as soon as reasonably practicable after it electronically files such reports with, or furnish them to, the SEC. The contents of First Financial’s website are not part of this joint proxy statement/prospectus, and the reference to First Financial’s website does not constitute incorporation by reference in this joint proxy statement/prospectus of the information contained at that website.

MainSource’s website address is www.mainsourcefinancial.com. MainSource makes available, free of charge, on or through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on

Form 8-K that are filed with or furnished to the SEC, and amendments to those reports, as soon as reasonably practicable after it electronically files such reports with, or furnish them to, the SEC. The contents of MainSource’s website are not part of this joint proxy statement/prospectus, and the reference to MainSource’s website does not constitute incorporation by reference in this joint proxy statement/prospectus of the information contained at that website.

The SEC allows First Financial and MainSource to incorporate by reference information in this joint proxy statement/prospectus. This means that First Financial and MainSource can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that First Financial and MainSource previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about the companies and their financial condition.

This joint proxy statement/prospectus incorporates by reference the documents listed below that First Financial and MainSource previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about the companies and their financial condition.

First Financial SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2017 and June 30, 2017

Current Reports on Form 8-K
Filed on October 13, 2017, September 22, 2017, August 31, 2017, July 28, 2017, July 27, 2017, July 25, 2017, May 24, 2017, March 30, 2017, March 9, 2017, March 3, 2017, January 20, 2017, and January 3, 2017 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed April 13, 2017
MainSource SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2017 and June 30, 2017

Current Reports on Form 8-K
Filed on August 16, 2017, July 27, 2017, July 26, 2017, July 25, 2017, May 4, 2017, May 3, 2017 (two reports), May 1, 2017, April 19, 2017, April 14, 2017, March 6, 2017, January 25, 2017, and January 19, 2017 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed March 24, 2017

First Financial also incorporates by reference the description of its common shares, without par value, contained in its Registration Statement on Form S-3 (File No. 333-173780) filed with the SEC on April 28, 2011, or contained in any subsequent amendment or report filed for the purpose of updating such description.

In addition, First Financial and MainSource also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of First Financial, the date of the First Financial special meeting, and, in the case of MainSource, the date of the MainSource special meeting, provided that First Financial and MainSource are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, First Financial has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to First Financial, and MainSource has supplied all information contained or incorporated by reference relating to MainSource.

Documents incorporated by reference are available from First Financial and MainSource without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

First Financial Bancorp. 255 East Fifth Street Suite 2900 Cincinnati, Ohio 45202 Telephone: (877) 322-9530 Attention: Investor Relations	MainSource Financial Group, Inc. 2105 North State Road 3 Bypass Greensburg, Indiana 47240 Telephone: (812) 663-6734 Attention: Investor Relations

First Financial shareholders and MainSource shareholders requesting documents must do so by November 27, 2017 to receive them before their respective meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from First Financial or MainSource, First Financial and MainSource, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither First Financial nor MainSource has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A – AGREEMENT AND PLAN OF MERGER

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

First Financial Bancorp.

and

MainSource Financial Group, Inc.

Dated as of July 25, 2017

Exhibit A - Forms of Voting Agreement

Exhibit B - Agreement of Merger of MainSource Bank With and Into First Financial Bank

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-51
Affiliate	A-59
Agreement	A-8
Bank Merger	A-10
Bank Merger Agreement	A-11
Bank Merger Certificates	A-11
Bank Regulatory Applications	A-44
BHC Act	A-13
Business Day	A-59
Certificate	A-8
Certificates	A-11
Certificates of Merger	A-8
Chosen Courts	A-60
CIC Payment	A-47
Closing	A-58
Closing Date	A-58
Code	A-8
Confidentiality Agreement	A-46
Continuing Employees	A-47
Converted MainSource Option	A-9
Determination Date	A-56
Effective Time	A-8
Enforceability Exceptions	A-15
Environmental Laws	A-24
ERISA	A-19
Exchange Act	A-17
Exchange Agent	A-11
Exchange Fund	A-11
Exchange Ratio	A-8
FDIC	A-14
Federal Reserve Board	A-16
Final Index Price	A-56
First Financial	A-8
First Financial 401(k) Plan	A-49
First Financial Articles	A-10
First Financial Bank	A-10
First Financial Benefit Plans	A-32
First Financial Common Stock	A-8
First Financial Continuing Directors	A-50
First Financial Contract	A-36
First Financial Disclosure Schedule	A-27
First Financial Equity Awards	A-28
First Financial ERISA Affiliate	A-33
First Financial Leased Properties	A-37
First Financial Market Value	A-57
First Financial Meeting	A-46
First Financial Owned Properties	A-37
First Financial Qualified Plans	A-33
First Financial Real Property	A-37

Page
First Financial Regulations	A-10
First Financial Regulatory Agreement	A-36
First Financial Reports	A-34
First Financial Restricted Stock Award	A-28
First Financial Stock Options	A-28
First Financial Stock Plans	A-28
First Financial Subsidiary	A-28
First Financial Warrants	A-28
GAAP	A-13
Governmental Entity	A-16
Greensburg Fund	A-53
IBCL	A-8
IDFI	A-16
Index	A-57
Index Ratio	A-57
Indiana Secretary	A-8
Initial First Financial Market Value	A-57
Initial Index Price	A-57
Intellectual Property	A-25
IRS	A-18
Joint Proxy Statement	A-16
KBW	A-18
knowledge	A-59
Liens	A-15
Loans	A-26
made available	A-59
MainSource	A-8
MainSource 401(k) Plan	A-20
MainSource Articles	A-14
MainSource Bank	A-10
MainSource Benefit Plans	A-19
MainSource Bylaws	A-14
MainSource Common Stock	A-8
MainSource Continuing Directors	A-50
MainSource Contract	A-23
MainSource Disclosure Schedule	A-13
MainSource Equity Awards	A-10
MainSource ERISA Affiliate	A-19
MainSource Indemnified Parties	A-49
MainSource Junior Subordinated Debentures	A-53
MainSource Leased Properties	A-24
MainSource Meeting	A-46
MainSource Owned Properties	A-24
MainSource Performance Share Unit	A-10
MainSource Qualified Plans	A-20
MainSource Real Property	A-24
MainSource Regulatory Agreement	A-23
MainSource Reports	A-21
MainSource Restricted Stock Award	A-10
MainSource Stock Option	A-9

Page
MainSource Stock Plans	A-10
MainSource Subsidiary	A-14
MainSource Trust Preferred Securities	A-53
MainSource Trusts	A-53
Material Adverse Effect	A-13
Materially Burdensome Regulatory Condition	A-45
Merger	A-8
Merger Consideration	A-8
Multiemployer Plan	A-20
Multiple Employer Plan	A-20
NASDAQ	A-12
New Plans	A-48
ODFI	A-16
OGCL	A-8
Ohio Secretary	A-8
PBGC	A-20
Permitted Encumbrances	A-24
person	A-59
Premium Cap	A-50
Regulatory Agencies	A-16
Representatives	A-51
Requisite First Financial Vote	A-29
Requisite MainSource Vote	A-15
Requisite Regulatory Approvals	A-45
S-4	A-16
Sarbanes-Oxley Act	A-17
SEC	A-16
Securities Act	A-21
Separated Employees	A-47
SRO	A-16
Subsidiary	A-14
Surviving Corporation	A-8
Takeover Statutes	A-25
Tax	A-19
Tax Return	A-19
Taxes	A-19
Termination Date	A-55
Termination Fee	A-57
Total Payments	A-48
Voting Agreements	A-8

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2017 (this “Agreement”), by and between MainSource Financial Group, Inc., an Indiana corporation (“MainSource”), and First Financial Bancorp, an Ohio corporation (“First Financial”).

W I T N E S E T H:

WHEREAS, the Boards of Directors of First Financial and MainSource have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which MainSource will, subject to the terms and conditions set forth herein, merge with and into First Financial (the “Merger”), so that First Financial is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, as an inducement for each party to enter into this Agreement, the directors of First Financial and the directors of MainSource, in their capacity as shareholders, have simultaneously herewith entered into a voting agreement (collectively, the “Voting Agreements”) in connection with the Merger, substantially in the forms attached hereto as Exhibit A; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
THE MERGER

1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Indiana Business Corporation Law (the “IBCL”) and the Ohio General Corporation Law (the “OGCL”), at the Effective Time, MainSource shall merge with and into First Financial. First Financial shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of MainSource shall terminate.

1.2   Effective Time.   The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Indiana (the “Indiana Secretary”) and the certificate of merger to be filed with the Secretary of State of the State of Ohio (the “Ohio Secretary”), respectively, on the Closing Date (collectively, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.3   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the IBCL and the OGCL.

1.4   Conversion of MainSource Common Stock.   Subject to Section 2.2(e), each share of the common stock, no par value per share, of MainSource issued and outstanding immediately prior to the Effective Time (“MainSource Common Stock”), except for shares of MainSource Common Stock owned by MainSource as treasury stock or owned by MainSource or First Financial or a Subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 1.3875 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common shares, no par value per share, of First Financial (the “First Financial Common Stock”); it being understood that upon the Effective Time, the First Financial Common Stock, including the shares issued to former holders of MainSource Common Stock, shall be the common shares of the Surviving Corporation.

(a)   All of the shares of MainSource Common Stock converted into the right to receive First Financial Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of MainSource Common Stock) previously representing any such shares of MainSource Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of First Financial Common Stock which such shares of MainSource Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of MainSource Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of MainSource Common Stock shall be exchanged for certificates representing whole shares of First Financial Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of First Financial Common Stock or MainSource Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(b)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of MainSource Common Stock that are owned by MainSource or First Financial (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of First Financial or other consideration shall be delivered in exchange therefor.

1.5   First Financial Common Stock.   At and after the Effective Time, each share of First Financial Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding common share of the Surviving Corporation and shall not be affected by the Merger.

1.6   Treatment of MainSource Equity Awards.

(a)   At the Effective Time, each option granted by MainSource to purchase shares of MainSource Common Stock under a MainSource Stock Plan (as defined below), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “MainSource Stock Option”) shall without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from First Financial, on the same terms and conditions as were applicable under such MainSource Stock Option immediately prior to the Effective Time, a number of shares of First Financial Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of MainSource Common Stock subject to such MainSource Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of MainSource Common Stock subject to such MainSource Stock Option by (ii) the Exchange Ratio (each, as so adjusted, a “Converted MainSource Option”). All rounding described in this Section 1.6(a) shall be done on an aggregate basis such that a single rounding of shares and exercise price shall be applied to each Converted MainSource Option.

(b)   The Converted MainSource Options shall have the same vesting schedule (including any acceleration of vesting as provided in the applicable MainSource Stock Plan) as the MainSource Stock Options and otherwise shall have the same terms and conditions as such MainSource Stock Options; provided, that First Financial shall convert the MainSource Stock Options into Converted MainSource Options in a manner consistent with the requirements of Section 409A of the Code and, in the case of MainSource Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code, as applicable. After such assumption and conversion, the Converted MainSource Options shall be subject to all of the terms and conditions of the plan and grant agreements under which the MainSource Stock Options were originally issued (including any applicable change in control or other accelerated vesting provisions, and this transaction shall constitute a change in control for all relevant provisions).

(c)   Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a share of MainSource Common Stock subject to vesting, repurchase or other lapse restriction granted under a MainSource Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “MainSource Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such MainSource Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of MainSource Common Stock underlying such MainSource Restricted Stock Award, less applicable tax withholdings.

(d)   Immediately prior to the Effective Time (but contingent upon the Closing), each performance share unit in respect of shares of MainSource Common Stock granted under a MainSource Stock Plan that is unvested or contingent and outstanding at such time (a “MainSource Performance Share Unit” and, together with the MainSource Stock Options and the MainSource Restricted Stock Awards, the “MainSource Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such MainSource Performance Share Unit deemed satisfied at target) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of MainSource Common Stock underlying such MainSource Performance Share Unit, less applicable tax withholdings.

(e)   First Financial shall take all corporate action necessary to issue a sufficient number of shares of First Financial Common Stock with respect to the settlement of MainSource Restricted Stock Awards and MainSource Performance Share Units contemplated by this Section 1.6. At the Effective Time, First Financial shall reserve for future issuance a number of shares of First Financial Common Stock at least equal to the number of shares of First Financial Common Stock that will be subject to the Converted MainSource Options as a result of the actions contemplated by Section 1.6(a). As of or promptly following the Effective Time, First Financial shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of First Financial Common Stock subject to the Converted MainSource Options, shall distribute a prospectus relating to such Form S-8, if applicable, and First Financial shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such Converted MainSource Options remain outstanding.

(f)   At or prior to the Effective Time, MainSource, the Board of Directors of MainSource and its compensation committee, as applicable, and First Financial, the Board of Directors of First Financial, and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6, and to ensure that following the Effective Time, there are no obligations with respect to MainSource Equity Awards other than as set forth in this Section 1.6.

(g)   For purposes of this Agreement, “MainSource Stock Plans” means MainSource’s 2015 Stock Incentive Plan, 2007 Stock Incentive Plan and 2003 Stock Option Plan and all other employee and director equity incentive plans or agreements of MainSource as of the date of this Agreement.

1.7   Articles of Incorporation of Surviving Corporation.   At the Effective Time, the Articles of Incorporation of First Financial (the “First Financial Articles”), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8   Regulations of Surviving Corporation.   At the Effective Time, the Amended and Restated Regulations of First Financial (the “First Financial Regulations”), as in effect immediately prior to the Effective Time, shall be the Regulations of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.10   Bank Merger.   Subsequent to the Effective Time, MainSource Bank (“MainSource Bank”), an Indiana state chartered bank and a wholly-owned Subsidiary of MainSource, will merge (the “Bank Merger”) with and into First Financial Bank (“First Financial Bank”), an Ohio state chartered bank and a wholly-owned Subsidiary of First Financial. First Financial Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of MainSource Bank shall cease. The parties agree that the Bank Merger shall become effective at a time after the Effective Time as determined by the Board of Directors of the Surviving Corporation. On the date of this Agreement, First Financial Bank and MainSource

Bank entered into the agreement and plan of merger attached hereto as Exhibit B (the “Bank Merger Agreement”). MainSource shall cause MainSource Bank, and First Financial shall cause First Financial Bank, to execute such articles of merger, certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) following the Effective Time at a time determined pursuant to this Section 1.10.

1.11   Principal Executive Offices of Surviving Corporation.    The principal executive offices of First Financial as of the date of this Agreement shall be the principal executive offices of the Surviving Corporation.

ARTICLE II
EXCHANGE OF SHARES

2.1   First Financial to Make Shares Available.    At or prior to the Effective Time, First Financial shall deposit, or shall cause to be deposited, with an exchange agent designated by First Financial and reasonably acceptable to MainSource (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of First Financial Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of First Financial Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of MainSource Common Stock.

2.2   Exchange of Shares.

(a)   As promptly as practicable after the Effective Time, but in no event later than ten (10) calendar days thereafter, First Financial shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of MainSource Common Stock at the Effective Time that have been converted at the Effective Time into the right to receive First Financial Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of First Financial Common Stock and any cash in lieu of fractional shares which the shares of MainSource Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of First Financial Common Stock to which such holder of MainSource Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of First Financial Common Stock which the shares of MainSource Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)   No dividends or other distributions declared with respect to First Financial Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of First Financial Common Stock which the shares of MainSource Common Stock represented by such Certificate have been converted into the right to receive.

(c)   If any certificate representing shares of First Financial Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of First Financial Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)   After the Effective Time, there shall be no transfers on the stock transfer books of MainSource of the shares of MainSource Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of First Financial Common Stock as provided in this Article II.

(e)   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of First Financial Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to First Financial Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of First Financial. In lieu of the issuance of any such fractional share, First Financial shall pay to each former shareholder of MainSource who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the daily closing-sale prices of First Financial Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) as reported by The Wall Street Journal for the twenty (20) consecutive trading days ending on the day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of First Financial Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of MainSource for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of MainSource who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of First Financial Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the First Financial Common Stock deliverable in respect of each former share of MainSource Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of First Financial, MainSource, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of MainSource Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)   First Financial shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of First Financial Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of MainSource Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by First Financial or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of MainSource Common Stock in respect of which the deduction and withholding was made by First Financial or the Exchange Agent, as the case may be.

(h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by First Financial, the posting by such person of a bond in such amount as First Financial may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of First Financial Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MAINSOURCE

Except (i) as disclosed in the disclosure schedule delivered by MainSource to First Financial concurrently herewith (the “MainSource Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the MainSource Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by MainSource that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any MainSource Reports filed by MainSource since December 31, 2013, and prior to the date hereof, including without limitation any information incorporated by reference into such reports (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), MainSource hereby represents and warrants to First Financial as follows:

3.1   Corporate Organization.

(a)   MainSource is a corporation duly organized and validly existing under the laws of the State of Indiana and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has elected to be treated as a Financial Holding Company under the BHC Act. MainSource has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. MainSource is duly licensed or qualified to do business and, where such concept is recognized under applicable law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MainSource. As used in this Agreement, the term “Material Adverse Effect” means, with respect to First Financial, MainSource or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, including changes in prevailing interest rates, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) the expenses incurred by MainSource or First Financial in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, or (F) changes proximately caused by the impact of the execution or announcement of the Agreement and the consummation of the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Amended and Restated Articles of Incorporation of MainSource (the “MainSource Articles”) and the Amended and Restated Bylaws of MainSource (the “MainSource Bylaws”), as in effect as of the date of this Agreement, have previously been made available by MainSource to First Financial.

(b)   Each Subsidiary of MainSource (a “MainSource Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MainSource and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of MainSource to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of MainSource that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the MainSource Disclosure Schedule sets forth a true and complete list of all Subsidiaries of MainSource as of the date hereof.

3.2   Capitalization.

(a)   The authorized capital stock of MainSource consists of 100,000,000 shares of MainSource Common Stock, no par value, and 400,000 shares of preferred stock, no par value, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 25,575,354 shares of MainSource Common Stock issued and outstanding, which number includes 101,939 shares of MainSource Common Stock granted in respect of outstanding MainSource Restricted Stock Awards (assuming achievement of any applicable performance goals at the maximum level), (ii) 54,425 shares of MainSource Common Stock granted in respect of outstanding MainSource Performance Share Units (assuming achievement of any applicable performance goals at the maximum level), (iii) 543,703 shares of MainSource Common Stock held in treasury, (iv) 110,417 shares of MainSource Common Stock reserved for issuance upon the exercise of outstanding MainSource Stock Options, (v) 573,256 shares of MainSource Common Stock reserved for issuance upon the exercise of MainSource Warrants, and (vi) no other shares of capital stock or other voting securities of MainSource issued, reserved for issuance or outstanding. All of the issued and outstanding shares of MainSource Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of MainSource may vote. Other than the MainSource Trust Preferred Securities and the MainSource Junior Subordinated Debentures there are no trust preferred or subordinated debt securities of MainSource that are issued or outstanding. Other than MainSource Stock Options, MainSource Performance Share Units, and MainSource Warrants, in each case, issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating MainSource to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the MainSource Common Stock or other equity interests of MainSource, other than the Voting Agreements. Section 3.2(a) of the MainSource Disclosure Schedule sets forth a true, correct and complete list of all MainSource Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such MainSource Equity

Award, (C) the grant date of each such MainSource Equity Award, (D) the MainSource Stock Plan under which such MainSource Equity Award was granted, (E) the exercise price for each such MainSource Equity Award that is a MainSource Stock Option, and (F) the expiration date for each such MainSource Equity Award that is a MainSource Stock Option. Other than the MainSource Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of MainSource or any of its Subsidiaries) are outstanding.

(b)   MainSource owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the MainSource Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No MainSource Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3   Authority; No Violation.

(a)   MainSource has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of MainSource. The Board of Directors of MainSource has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of MainSource and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to MainSource’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of MainSource Common Stock (the “Requisite MainSource Vote”), and the adoption and approval of the Bank Merger Agreement by MainSource Bank and MainSource as its sole shareholder, no other corporate proceedings on the part of MainSource are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MainSource and (assuming due authorization, execution and delivery by First Financial) constitutes a valid and binding obligation of MainSource, enforceable against MainSource in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)   Neither the execution and delivery of this Agreement by MainSource nor the consummation by MainSource of the transactions contemplated hereby, including the Bank Merger, nor compliance by MainSource with any of the terms or provisions hereof, will (i) violate any provision of the MainSource Articles or the MainSource Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to MainSource or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MainSource or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MainSource or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource.

MainSource Bank has adopted the Bank Merger Agreement, MainSource, as the sole shareholder of MainSource Bank, shall, promptly hereafter, approve the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by MainSource Bank.

3.4   Consents and Approvals.   Except for (i) the filing of applications, filings and notices, as applicable, with NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board, the Indiana Department of Financial Institutions (the “IDFI”) and the Ohio Division of Financial Institutions (“ODFI”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the MainSource Disclosure Schedule or Section 4.4 of the First Financial Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of MainSource’s and First Financial’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by First Financial in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the Articles of Merger with the Indiana Secretary pursuant to the IBCL and the certificate of merger with the Ohio Secretary pursuant to the OGCL and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Financial Common Stock pursuant to this Agreement and the approval of the listing of such First Financial Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by MainSource of this Agreement or (B) the consummation by MainSource of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, MainSource is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5   Reports.   MainSource and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the IDFI, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) — (vii), collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource. Except as set forth on Section 3.5 of the MainSource Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of MainSource and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of MainSource, investigation into the business or operations of MainSource or any of its Subsidiaries since January 1, 2014, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of MainSource or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of MainSource or any of its Subsidiaries since January 1, 2014, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource.

3.6   Financial Statements.

(a)   The financial statements of MainSource and its Subsidiaries included (or incorporated by reference) in the MainSource Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MainSource and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’

equity and consolidated financial position of MainSource and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of MainSource and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has not resigned (or informed MainSource that it intends to resign) or been dismissed as independent public accountants of MainSource as a result of or in connection with any disagreements with MainSource on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource, neither MainSource nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MainSource included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c)   The records, systems, controls, data and information of MainSource and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of MainSource or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on MainSource. MainSource (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to MainSource, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of MainSource by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to MainSource’s outside auditors and the audit committee of MainSource’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect MainSource’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in MainSource’s internal controls over financial reporting. These disclosures were made in writing by management to MainSource’s auditors and audit committee and a copy has previously been made available to First Financial. There is no reason to believe that MainSource’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)   Since January 1, 2014, (i) neither MainSource nor any of its Subsidiaries, nor, to the knowledge of MainSource, any director, officer, auditor, accountant or representative of MainSource or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of MainSource or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MainSource or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing MainSource or any of its Subsidiaries, whether or not employed by MainSource or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by MainSource or any of its officers, directors, employees or agents to the Board of Directors of MainSource or any committee thereof or to the knowledge of MainSource, to any director or officer of MainSource.

3.7   Broker’s Fees.   With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”), neither MainSource nor any MainSource Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. MainSource has disclosed to First Financial as of the date hereof the aggregate fees provided for in connection with the engagement by MainSource of KBW, related to the Merger and the other transactions contemplated hereunder.

3.8   Absence of Certain Changes or Events.

(a)   Since December 31, 2016, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource.

(b)   Except as set forth on Section 3.8 of the MainSource Disclosure Schedule, and in connection with matters related to this Agreement, since December 31, 2016, MainSource and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.9   Legal Proceedings.

(a)   Except as set forth on Section 3.9 of the MainSource Disclosure Schedule and except as would not reasonably be expected to result in a Material Adverse Effect on MainSource, neither MainSource nor any of its Subsidiaries is a party to any, and there are no pending or, to MainSource’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against MainSource or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon MainSource, any of its Subsidiaries or the assets of MainSource or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to MainSource and its Subsidiaries, taken as a whole.

3.10   Taxes and Tax Returns.

(a)   Each of MainSource and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither MainSource nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of MainSource and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of MainSource and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither MainSource nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 3.10(a) of the MainSource Disclosure Schedule, the federal income Tax Returns of MainSource and its Subsidiaries for all years to and including 2016 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither MainSource nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of MainSource and its Subsidiaries or the assets of MainSource and its Subsidiaries. MainSource has made available to First Financial true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither MainSource nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MainSource and its Subsidiaries). Neither MainSource nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was MainSource) or (B) has any liability for the Taxes of any person (other than MainSource or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither MainSource nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither MainSource nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has MainSource been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)   As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)   As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11   Employee Benefits; Employees.

(a)   Section 3.11(a) of the MainSource Disclosure Schedule lists all material MainSource Benefit Plans. For purposes of this Agreement, “MainSource Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance plans, programs or arrangements or other contracts or agreements to or with respect to which MainSource or any MainSource Subsidiary, including but not limited to those with respect to which FCB Bancorp, Inc. or any FCB Bancorp Subsidiary was a party, or any trade or business of MainSource or any of its Subsidiaries, whether or not incorporated, all of which together with MainSource would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “MainSource ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by MainSource or any of its Subsidiaries or any MainSource ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of MainSource or any of its Subsidiaries or any MainSource ERISA Affiliate.

(b)   MainSource has heretofore made available to First Financial true and complete copies of each of the MainSource Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any MainSource Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years, (iii) the most recently received IRS determination letter, if any, relating to a MainSource Benefit Plan, (iv) the most recently prepared actuarial report for each MainSource Benefit Plan (if applicable) for each of the last three (3) years, and (v) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to such MainSource Benefit Plan.

(c)   Each MainSource Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as set forth on Section 3.11(c) of the MainSource Disclosure Schedule, within the past three (3) years, neither MainSource nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any MainSource Benefit Plan, and neither MainSource nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)   Section 3.11(d) of the MainSource Disclosure Schedule identifies each MainSource Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “MainSource Qualified Plans”). The IRS has issued a favorable determination letter with respect to each MainSource Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of MainSource, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any MainSource Qualified Plan or the related trust or increase the costs relating thereto. No MainSource Qualified Plan, other than the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (as Amended and Restated generally effective as of January, 1, 2016) (the “MainSource 401(k) Plan”), owns MainSource Common Stock.

(e)   Each MainSource Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f)   With respect to each MainSource Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such MainSource Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such MainSource Benefit Plan’s actuary with respect to such MainSource Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such MainSource Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by MainSource or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such MainSource Benefit Plan.

(g)   None of MainSource and its Subsidiaries nor any MainSource ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of MainSource and its Subsidiaries nor any MainSource ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h)   Except as set forth in Section 3.11(h) of the MainSource Disclosure Schedule, neither MainSource nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any MainSource Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(i)   All contributions required to be made to any MainSource Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any MainSource Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of MainSource.

(j)   There are no pending or, to the knowledge of MainSource, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to MainSource’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the MainSource Benefit Plans, any fiduciaries thereof with respect to their duties to the MainSource Benefit Plans or the assets of any of the trusts under any of the MainSource Benefit Plans that could reasonably be expected to result in any material liability of MainSource or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a MainSource Benefit Plan, or any other party.

(k)   None of MainSource and its Subsidiaries nor, to the knowledge of MainSource, any MainSource ERISA Affiliate or other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the MainSource Benefit Plans or their related trusts, MainSource, any of its Subsidiaries, any MainSource ERISA Affiliate or any person that MainSource or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of MainSource or any of its Subsidiaries, or result in any limitation on the right of MainSource or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any MainSource Benefit Plan or related trust. Except as set forth on Section 3.11(l) of the MainSource Disclosure Schedule, without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by MainSource or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither MainSource nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require MainSource or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m)   No MainSource Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. MainSource has made available to First Financial true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(n)   There are no pending or, to MainSource’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against MainSource or any of its Subsidiaries, or any strikes or other material labor disputes against MainSource or any of its Subsidiaries. Neither MainSource nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of MainSource or any of its Subsidiaries and, to the knowledge of MainSource, there are no organizing efforts by any union or other group seeking to represent any employees of MainSource or any of its Subsidiaries.

3.12   SEC Reports.   No communication mailed by MainSource to its shareholders since December 31, 2014 and prior to the date hereof nor any final registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC since December 31, 2014 by MainSource pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “MainSource Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2014, as of their respective dates, all MainSource Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of MainSource has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the MainSource Reports.

3.13   Compliance with Applicable Law.   MainSource and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MainSource, and to the knowledge of MainSource no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. MainSource and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to MainSource or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. MainSource Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of MainSource, or its Subsidiaries, or to the knowledge of MainSource, any director, officer, employee, agent or other person acting on behalf of MainSource or any of its Subsidiaries has, directly or indirectly, (i) used any funds of MainSource or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of MainSource or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of MainSource or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of MainSource or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for MainSource or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for MainSource or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14   Certain Contracts.

(a)   Except as set forth in Section 3.14(a) of the MainSource Disclosure Schedule, as of the date hereof, neither MainSource nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, shareholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First Financial, MainSource, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which restricts MainSource’s ability to compete or contains a client or customer non-solicit requirement or any other provision, in each case, that materially restricts the conduct of any line of business by MainSource or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) any of the benefits of which contract, arrangement, commitment or understanding (not including any stock option plan, stock appreciation rights plan, restricted stock plan, performance share unit plan, stock purchase plan, and related agreements, all of which are listed on Section 3.2(a) of the MainSource Disclosure Schedule) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder adoption of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by MainSource or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $400,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of MainSource or its Subsidiaries or (ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $150,000 per annum (other than any such contracts which are terminable by MainSource or any of its Subsidiaries on sixty (60) calendar days or less notice without any required payment or other conditions, other than the condition of notice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the MainSource Disclosure Schedule, is referred to herein as a “MainSource Contract,” and neither MainSource nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource.

(b)   Each MainSource Contract is valid and binding on MainSource or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource. MainSource and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each MainSource Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource. To MainSource’s knowledge each third-party counterparty to each MainSource Contract has in all material respects performed all obligations required to be performed by it to date under such MainSource Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of MainSource or any of its Subsidiaries under any such MainSource Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MainSource.

3.15   Agreements with Regulatory Agencies.    Except as set forth on Section 3.15 of the MainSource Disclosure Schedule, neither MainSource nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the MainSource Disclosure Schedule, a “MainSource Regulatory Agreement”), nor has MainSource or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity of any potential action that could restrict the business of MainSource or any of its Subsidiaries in any material respect.

3.16   Risk Management Instruments.    All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of MainSource, any of its Subsidiaries or for the account of a customer of MainSource or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of MainSource or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. MainSource and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to MainSource’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17   Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MainSource, MainSource and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). Except as set forth on Section 3.17 of the MainSource Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of MainSource any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on MainSource or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against MainSource, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource. To the knowledge of MainSource, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource. MainSource is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MainSource.

3.18   Investment Securities and Commodities.

(a)   Each of MainSource and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of MainSource or its Subsidiaries. Such securities and commodities are valued on the books of MainSource in accordance with GAAP in all material respects.

(b)   MainSource and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that MainSource believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, MainSource has made available to First Financial the material terms of such policies, practices and procedures.

3.19   Real Property.   MainSource or a MainSource Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the MainSource Reports as being owned by MainSource or a MainSource Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “MainSource Owned Properties”), free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MainSource Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “MainSource Leased Properties” and, collectively with the MainSource Owned Properties, the “MainSource Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MainSource’s knowledge, the lessor. Except as set forth on Section 3.19 of the MainSource Disclosure Schedule, there are no pending or, to the knowledge of MainSource, threatened condemnation proceedings against the MainSource Real Property.

3.20   Intellectual Property.   MainSource and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on MainSource: (i) (A) the use of any Intellectual Property by MainSource and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which MainSource or any MainSource Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to MainSource that MainSource or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of MainSource or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to MainSource or its Subsidiaries, and (iii) neither MainSource nor any MainSource Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by MainSource or any MainSource Subsidiary, and MainSource and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by MainSource and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21   Related Party Transactions.   Except as set forth in Section 3.21 of the MainSource Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between MainSource or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of MainSource or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding MainSource Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of MainSource) on the other hand, except those of a type available to employees of MainSource or its Subsidiaries generally.

3.22   State Takeover Laws.   No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder”, “affiliate transactions”, or similar provision of any state anti-takeover Law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement under the IBCL or federal law.

3.23   Reorganization.   MainSource has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24   Opinion.   Prior to the execution of this Agreement, the board of directors of MainSource has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of MainSource Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25   MainSource Information.   The information relating to MainSource and its Subsidiaries which is provided by MainSource or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to First Financial or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26   Loan Portfolio.

(a)   As of the date hereof, except as set forth in Section 3.26(a) of the MainSource Disclosure Schedule, neither MainSource nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which MainSource or any Subsidiary of MainSource is a creditor which as of June 30, 2017, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of June 30, 2017, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the MainSource Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of MainSource and its Subsidiaries that, as of June 30, 2017, were classified by MainSource as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of MainSource or any of its Subsidiaries that, as of June 30, 2017, is classified as “Other Real Estate Owned” and the book value thereof.

(b)   Except as would not reasonably be expected to have a Material Adverse Effect on MainSource, each Loan of MainSource and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of MainSource and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)   Except as would not reasonably be expected to have a Material Adverse Effect on MainSource, each outstanding Loan of MainSource and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of MainSource and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)   Except as set forth in Section 3.26(d) of the MainSource Disclosure Schedule, none of the agreements pursuant to which MainSource or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e)   There are no outstanding Loans made by MainSource or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of MainSource or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)   Neither MainSource nor any of its Subsidiaries is now nor has it ever been since December 31, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.27   Insurance.   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on MainSource, MainSource and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of MainSource reasonably has determined to be prudent and consistent with industry practice, and MainSource and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of MainSource and its Subsidiaries, MainSource or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28   Trust Preferred Securities.   MainSource has performed, or has caused each MainSource Trust to perform, all of the obligations required to be performed by it and is not in default under the terms of the MainSource Junior Subordinated Debentures or the MainSource Trust Preferred Securities or any agreements related thereto.

3.29   Information Security.   Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on MainSource, to the knowledge of MainSource, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of MainSource and its Subsidiaries.

3.30   No Dissenters’ Rights.   Shareholders of MainSource are not entitled to any dissenters’ rights under Section 23-1-44-8 of the IBCL.

3.31   No Other Representations or Warranties.

(a)   Except for the representations and warranties made by MainSource in this Article III, neither MainSource nor any other person makes any express or implied representation or warranty with respect to MainSource, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and MainSource hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither MainSource nor any other person makes or has made any representation or warranty to First Financial or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to MainSource, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by MainSource in this Article III, any oral or written information presented to First Financial or any of its affiliates or representatives in the course of their due diligence investigation of MainSource, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)   MainSource acknowledges and agrees that neither First Financial nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FIRST FINANCIAL

Except (i) as disclosed in the disclosure schedule delivered by First Financial to MainSource concurrently herewith (the “First Financial Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the First Financial Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by First Financial that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any First Financial Reports filed by First Financial since December 31, 2013, and prior to the date hereof, including without limitation any information incorporated by reference into such reports (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), First Financial hereby represents and warrants to MainSource as follows:

4.1   Corporate Organization.

(a)   First Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is a bank holding company duly registered under the BHC Act. First Financial has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. First Financial is duly licensed or qualified to do business, and, where such concept is recognized under applicable law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Financial. True and complete copies of the First Financial Articles and First Financial Regulations, as in effect as of the date of this Agreement, have previously been made available by First Financial to MainSource.

(b)   Each Subsidiary of First Financial (a “First Financial Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Financial and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of First Financial to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of First Financial that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the First Financial Disclosure Schedule sets forth a true and complete list of all Subsidiaries of First Financial as of the date hereof.

4.2   Capitalization.

(a)   The authorized capital stock of First Financial consists of 160,000,000 shares of First Financial Common Stock, no par value, and 10,000,000 shares of preferred stock, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 68,730,731 shares of First Financial Common Stock issued and 62,142,112 shares of First Financial Common Stock outstanding, including 460,091 shares of First Financial Common Stock granted in respect of outstanding awards of restricted First Financial Common Stock under a First Financial Stock Plan (as defined below) (a “First Financial Restricted Stock Award”), and excluding 125,562 shares of First Financial Common Stock that may become outstanding if the performance conditions under which such shares were granted are subsequently achieved, (ii) 6,588,619 shares of First Financial Common Stock held in treasury, (iii) 55,118 shares of First Financial Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of First Financial Common Stock granted under a First Financial Stock Plan (“First Financial Stock Options” and, together with the First Financial Restricted Stock Awards, the “First Financial Equity Awards”), (iv) 2,157,459 shares of First Financial Common Stock reserved for issuance pursuant to future grants under the First Financial Stock Plans, (v) 112,233 shares of First Financial Common Stock reserved for issuance upon the exercise of First Financial warrants (the “First Financial Warrants”) and (vi) no other shares of capital stock or other voting securities of First Financial issued, reserved for issuance or outstanding. As used herein, the “First Financial Stock Plans” shall mean all employee and director equity incentive plans of First Financial in effect as of the date of this Agreement and agreements for equity awards in respect of First Financial Common Stock granted by First Financial under the inducement grant exception. All of the issued and outstanding shares of First Financial Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of First Financial may vote. No trust preferred or subordinated debt securities of First Financial are issued or outstanding. Other than the First Financial Warrants and First Financial Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating First Financial to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the First Financial Common Stock or other equity interests of First Financial, other than the Voting Agreements. Other than the First Financial Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of First Financial or any of its Subsidiaries) are outstanding.

(b)   First Financial owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the First Financial Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No First Financial Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3   Authority; No Violation.

(a)   First Financial has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of First Financial. The Board of Directors of First Financial has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of First Financial and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to First Financial’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of First Financial Common Stock (the “Requisite First Financial Vote”) and the adoption and approval of the Bank Merger Agreement by First Financial Bank and First Financial as its sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of First Financial are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Financial and (assuming due authorization, execution and delivery by MainSource) constitutes a valid and binding obligation of First Financial, enforceable against First Financial in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of First Financial Common Stock to be issued in the Merger have been validly authorized (subject to the adoption of the Merger Agreement by the holders of First Financial Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of First Financial will have any preemptive right or similar rights in respect thereof.

(b)   Neither the execution and delivery of this Agreement by First Financial, nor the consummation by First Financial of the transactions contemplated hereby, including the Bank Merger, nor compliance by First Financial with any of the terms or provisions hereof, will (i) violate any provision of the First Financial Articles or the First Financial Regulations, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Financial, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of First Financial or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Financial or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on First Financial.

First Financial Bank has adopted the Bank Merger Agreement, First Financial, as the sole shareholder of First Financial Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by First Financial Bank.

4.4   Consents and Approvals.   Except for (i) the filing of applications, filings and notices, as applicable, with NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board, the ODFI and the IDFI in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the MainSource Disclosure Schedule or Section 4.4 of the First Financial Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Articles of Merger with the Indiana Secretary pursuant to the IBCL and the certificate of merger with the Ohio Secretary pursuant to the OGCL, and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Financial Common Stock pursuant to this Agreement and the approval of the listing of such First Financial Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by First Financial of this Agreement or (B) the consummation by First Financial of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, First Financial is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5   Reports.   First Financial and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Financial. Except as set forth on Section 4.5 of the First Financial Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of First Financial and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of First Financial, investigation into the business or operations of First Financial or any of its Subsidiaries since January 1, 2014, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of First Financial or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of First Financial or any of its Subsidiaries since January 1, 2014, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial.

4.6   Financial Statements.

(a)   The financial statements of First Financial and its Subsidiaries included (or incorporated by reference) in the First Financial Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of First Financial and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of First Financial and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of First Financial and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has not resigned (or informed First Financial that it intends to resign) or been dismissed as independent public accountants of First Financial as a result of or in connection with any disagreements with First Financial on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial, neither First Financial nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of First Financial included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c)   The records, systems, controls, data and information of First Financial and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of First Financial or its Subsidiaries or accountants (including all means of access thereto and therefrom),except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on First Financial. First Financial (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to First Financial, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of First Financial by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to First Financial’s outside auditors and the audit committee of First Financial’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect First Financial’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in First Financial’s internal controls over financial reporting. These disclosures were made in writing by management to First Financial’s auditors and audit committee and a copy has previously been made available to MainSource. There is no reason to believe that First Financial’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)   Since January 1, 2014, (i) neither First Financial nor any of its Subsidiaries, nor, to the knowledge of First Financial, any director, officer, auditor, accountant or representative of First Financial or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of First Financial or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that First Financial or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing First Financial or any of its Subsidiaries, whether or not employed by First Financial or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by First Financial or any of its officers, directors, employees or agents to the Board of Directors of First Financial or any committee thereof or to the knowledge of First Financial, to any director or officer of First Financial.

4.7   Broker’s Fees.   With the exception of the engagement of Sandler O’Neill + Partners, L.P., neither First Financial nor any First Financial Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. First Financial has disclosed to MainSource as of the date hereof the aggregate fees provided for in connection with the engagement by First Financial of Sandler O’Neill + Partners, L.P., related to the Merger and the other transactions contemplated hereunder.

4.8   Absence of Certain Changes or Events.

(a)   Since December 31, 2016, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial.

(b)   Except as set forth on Section 4.8 of the First Financial Disclosure Schedule, and in connection with matters related to this Agreement, since December 31, 2016, First Financial and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

4.9   Legal Proceedings.

(a)   Except as would not reasonably be expected to result in a Material Adverse Effect on First Financial, neither First Financial nor any of its Subsidiaries is a party to any, and there are no pending or, to First Financial’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Financial or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Financial, any of its Subsidiaries or the assets of First Financial or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to First Financial and its Subsidiaries, taken as a whole.

4.10   Taxes and Tax Returns.   Each of First Financial and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither First Financial nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of First Financial and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of First Financial and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither First Financial nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of First Financial and its Subsidiaries for all years to and including 2016 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither First Financial nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of First Financial and its Subsidiaries or the assets of First Financial and its Subsidiaries. First Financial has made available to MainSource true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither First Financial nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among First Financial and its Subsidiaries). Neither First Financial nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First Financial) or (B) has any liability for the Taxes of any person (other than First Financial or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither First Financial nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither First Financial nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has First Financial been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11   Employee Benefits; Employees.

Section 4.11(a) of the First Financial Disclosure Schedule lists all material First Financial Benefit Plans. For purposes of this Agreement, “First Financial Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements with respect to which First Financial or any First Financial Subsidiary or any trade or business of First Financial or any of its Subsidiaries, whether or not incorporated, all of which together with First Financial would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “First Financial ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by First Financial or any of its Subsidiaries or any First Financial ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of First Financial or any of its Subsidiaries or any First Financial ERISA Affiliate.

(a)   Each First Financial Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Within the past three (3) years, neither First Financial nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any First Financial Benefit Plan, and neither First Financial nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(b)   Section 4.11(c) of the First Financial Disclosure Schedule identifies each First Financial Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “First Financial Qualified Plans”). The IRS has issued a favorable determination letter with respect to each First Financial Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of First Financial, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any First Financial Qualified Plan or the related trust or increase the costs relating thereto. Except as set forth on Section 4.11(c) of the First Financial Disclosure Schedule, no First Financial Qualified Plan owns First Financial Common Stock.

(c)   Each First Financial Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(d)   With respect to each First Financial Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such First Financial Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such First Financial Benefit Plan’s actuary with respect to such First Financial Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such First Financial Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, except as set forth on Section 4.11(e) of the First Financial Disclosure Schedule, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by First Financial or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such First Financial Benefit Plan.

Except as set forth on Section 4.11(f) of the First Financial Disclosure Schedule, none of First Financial and its Subsidiaries nor any First Financial ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of First Financial and its Subsidiaries nor any First Financial ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

Neither First Financial nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any First Financial Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)   All contributions required to be made to any First Financial Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any First Financial Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of First Financial.

(f)   There are no pending or, to the knowledge of First Financial, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to First Financial’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the First Financial Benefit Plans, any fiduciaries thereof with respect to their duties to the First Financial Benefit Plans or the assets of any of the trusts under any of the First Financial Benefit Plans that could reasonably be expected to result in any material liability of First Financial or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a First Financial Benefit Plan, or any other party.

(g)   None of First Financial and its Subsidiaries nor, to the knowledge of First Financial, any First Financial ERISA Affiliate or other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the First Financial Benefit Plans or their related trusts, First Financial, any of its Subsidiaries, any First Financial ERISA Affiliate or any person that First Financial or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(h)   There are no pending or, to First Financial’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against First Financial or any of its Subsidiaries, or any strikes or other material labor disputes against First Financial or any of its Subsidiaries. Neither First Financial nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of First Financial or any of its Subsidiaries and, to the knowledge of First Financial, there are no organizing efforts by any union or other group seeking to represent any employees of First Financial or any of its Subsidiaries.

4.12   SEC Reports.   No communication mailed by First Financial to its shareholders since December 31, 2014 and prior to the date hereof nor any final registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC since December 31, 2014 by First Financial pursuant to the Securities Act or the Exchange Act (the “First Financial Reports”) as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2014, as of their respective dates, all First Financial Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of First Financial has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the First Financial Reports.

4.13   Compliance with Applicable Law.   First Financial and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Financial, and to the knowledge of First Financial no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. First Financial and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Financial or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. First Financial Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of First Financial, or its Subsidiaries, or to the knowledge of First Financial, any director, officer, employee, agent or other person acting on behalf of First Financial or any of its Subsidiaries has, directly or indirectly, (i) used any funds of First Financial or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of First Financial or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of First Financial or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of First Financial or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for First Financial or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for First Financial or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.14   Certain Contracts.

Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which First Financial or any of its Subsidiaries is a party or by which First Financial or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by First Financial, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto. Except as set forth in Section 4.14(a) of the First Financial Disclosure Schedule or as filed by First Financial with the SEC, as of the date hereof, neither First Financial nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, shareholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First Financial, First Financial, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which restricts First Financial’s ability to compete or contains a client or customer non-solicit requirement or any other provision, in each case, that materially restricts the conduct of any line of business by First Financial or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (iv) with or to a labor union or guild (including any collective bargaining agreement), (v) any of the benefits of which contract, arrangement, commitment or understanding (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder adoption of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, and (vi) that relates to the incurrence of indebtedness by First Financial or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $1,000,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the First Financial Disclosure Schedule or filed by First Financial with the SEC, is referred to herein as a “First Financial Contract,” and neither First Financial nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial.

(a)   Each First Financial Contract is valid and binding on First Financial or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Financial. First Financial and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each First Financial Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Financial. To First Financial’s knowledge each third-party counterparty to each First Financial Contract has in all material respects performed all obligations required to be performed by it to date under such First Financial Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Financial, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of First Financial or any of its Subsidiaries under any such First Financial Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Financial.

4.15   Agreements with Regulatory Agencies.

Neither First Financial nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the First Financial Disclosure Schedule, a “First Financial Regulatory Agreement”), nor has First Financial or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity of any potential action that could restrict the business of First Financial or any of its Subsidiaries in any material respect.

4.16   Risk Management Instruments.

All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of First Financial, any of its Subsidiaries or for the account of a customer of First Financial or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of First Financial or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. First Financial and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to First Financial’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17   Environmental Matters.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Financial, First Financial and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to the Environmental Laws. Except as set forth on Section 4.17 of the First Financial Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of First Financial any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on First Financial or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against First Financial, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial. To the knowledge of First Financial, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial. First Financial is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Financial.

4.18   Investment Securities and Commodities.

(a)   Each of First Financial and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of First Financial or its Subsidiaries. Such securities and commodities are valued on the books of First Financial in accordance with GAAP in all material respects.

(b)   First Financial and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that First Financial believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, First Financial has made available to MainSource the material terms of such policies, practices and procedures.

4.19   Real Property.   First Financial or a First Financial Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the First Financial Reports as being owned by First Financial or a First Financial Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “First Financial Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such First Financial Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “First Financial Leased Properties” and, collectively with the First Financial Owned Properties, the “First Financial Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to First Financial’s knowledge, the lessor. There are no pending or, to the knowledge of First Financial, threatened condemnation proceedings against the First Financial Real Property.

4.20   Intellectual Property.   First Financial and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on First Financial: (i) (A) the use of any Intellectual Property by First Financial and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which First Financial or any First Financial Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to First Financial that First Financial or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of First Financial or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to First Financial or its Subsidiaries, and (iii) neither First Financial nor any First Financial Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by First Financial or any First Financial Subsidiary, and First Financial and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by First Financial and its Subsidiaries.

4.21   Related Party Transactions.   Except as set forth in Section 4.21 of the First Financial Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between First Financial or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of First Financial or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding First Financial Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of First Financial) on the other hand, except those of a type available to employees of First Financial or its Subsidiaries generally.

4.22   State Takeover Laws.   No Takeover Statute is applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement under the OGCL or federal law.

4.23   Reorganization.   First Financial has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24   Opinion.   Prior to the execution of this Agreement, the board of directors of First Financial has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Sandler O’Neill + Partners, L.P. to the effect that as of the date of such opinion and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to First Financial. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25   First Financial Information.   The information relating to First Financial and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to First Financial and its Subsidiaries that is provided by First Financial or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to MainSource or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to MainSource or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26   Loan Portfolio.

Except as would not reasonably be expected to have a Material Adverse Effect on First Financial, each Loan of First Financial and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of First Financial and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

Except as would not reasonably be expected to have a Material Adverse Effect on First Financial, each outstanding Loan of First Financial and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of First Financial and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

Except as set forth in Section 4.26(c) of the First Financial Disclosure Schedule, none of the agreements pursuant to which First Financial or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

There are no outstanding Loans made by First Financial or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of First Financial or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

Neither First Financial nor any of its Subsidiaries is now nor has it ever been since December 31, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.27   Insurance.   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Financial, First Financial and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of First Financial reasonably has determined to be prudent and consistent with industry practice, and First Financial and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of First Financial and its Subsidiaries, First Financial or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.28   Information Security.   Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on First Financial, to the knowledge of First Financial, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of First Financial and its Subsidiaries.

4.29   No Dissenters’ Rights.   Shareholders of First Financial are not entitled to any dissenters’ rights under Section 1701.84 of the OGCL.

4.30   No Other Representations or Warranties.

(a)   Except for the representations and warranties made by First Financial in this Article IV, neither First Financial nor any other person makes any express or implied representation or warranty with respect to First Financial, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and First Financial hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither First Financial nor any other person makes or has made any representation or warranty to MainSource or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Financial, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Financial in this Article IV, any oral or written information presented to MainSource or any of its affiliates or representatives in the course of their due diligence investigation of First Financial, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)   First Financial acknowledges and agrees that neither MainSource nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1   Conduct of Business Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the First Financial Disclosure Schedule or the MainSource Disclosure Schedule), as required by law, or as consented to in writing by First Financial, with respect to MainSource, or as consented to in writing by MainSource, with respect to First Financial (in each case such consent not to be unreasonably withheld, conditioned or delayed), First Financial and MainSource each shall, and shall cause their respective Subsidiaries to, conduct their respective business in the ordinary course consistent with past practice in all material respects, use reasonable best efforts to maintain and preserve intact their respective business organization, employees and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform their respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2   MainSource Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the MainSource Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, MainSource shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of First Financial (such consent not to be unreasonably withheld, conditioned or delayed):

(a)   other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of MainSource or any of its wholly-owned Subsidiaries to MainSource or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by MainSource in the ordinary course of business consistent with past practice at a dividend payout ratio between 30% and 40%, excluding the impact of any nonrecurring expenses incurred by MainSource relating to the Merger or the acquisition by MainSource of FCB Bancorp, Inc., (B) dividends paid by any of the Subsidiaries of MainSource to MainSource or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of MainSource Common Stock as payment for the exercise price of MainSource Stock Options or for withholding taxes incurred in connection with the exercise of MainSource Stock Options or the vesting or settlement of MainSource Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii)    other than as set forth in Section 5.2(b)(iii) of the MainSource Disclosure Schedule or other than in the ordinary course of business consistent with past practice, grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)    except as contemplated in Section 5.2(b)(iii), issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms;

(c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the MainSource Disclosure Schedule;

(d)   except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of MainSource;

(e)   terminate, materially amend, or waive any material provision of, any MainSource Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to MainSource, or enter into any contract that would constitute a MainSource Contract if it were in effect on the date of this Agreement, except for transactions in the ordinary course of business consistent with past practice;

(f)   except: (1) for transactions in the ordinary course of business consistent with past practice; (2) upon consultation with First Financial’s chief executive officer or his designee; or (3) as required under applicable law or by the terms of any MainSource Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, except for annual base salary or wage increases for employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, or (ix) hire any officer, employee, independent contractor or consultant who has target total annual compensation greater than 110% of the then current median market compensation for the applicable position within the market area in which such individual will be employed.

(g)   settle any material claim, suit, action or proceeding, other than those relating to any foreclosure action by MainSource or except in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)   amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(j)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k)   materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(m)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(n)   enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(o)   make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(p)   make, or commit to make, any individual capital expenditures in excess of $500,000;

(q)   make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(r)   make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(s)   knowingly take any action that is intended to or would reasonably be likely to prevent, materially impede or materially delay the ability of First Financial, MainSource or their respective Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the Merger (including the Requisite Regulatory Approvals) or to perform their covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; or

(t)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3   First Financial Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the First Financial Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, First Financial shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MainSource (such consent not to be unreasonably withheld, conditioned or delayed):

(a)   other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of First Financial or any of its wholly-owned Subsidiaries to First Financial or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by First Financial in the ordinary course of business consistent with past practice, (B) dividends paid by any of the Subsidiaries of First Financial to First Financial or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of First Financial Common Stock as payment for the exercise price of First Financial Stock Options or for withholding taxes incurred in connection with the exercise of First Financial Stock Options or the vesting or settlement of First Financial Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii)    other than as set forth in Section 5.3(b)(iii) of the First Financial Disclosure Schedule or other than in the ordinary course of business consistent with past practice, grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)    except as contemplated in Section 5.3(b)(iii), issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.3(c) of the First Financial Disclosure Schedule;

(d)    except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of First Financial;

(e)    terminate, materially amend, or waive any material provision of, any First Financial Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to First Financial, or enter into any contract that would constitute a First Financial Contract if it were in effect on the date of this Agreement, except for transactions in the ordinary course of business consistent with past practice;

(f)    except: (1) for transactions in the ordinary course of business consistent with past practice; (2) upon consultation with MainSource’s chief executive officer or his designee; or (3) as required under applicable law or by the terms of any First Financial Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, except for annual base salary or wage increases for employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, or (ix) hire any officer, employee, independent contractor or consultant who has target total annual compensation greater than 110% of the then current median market compensation for the applicable position within the market area in which such individual will be employed.

(g)    settle any material claim, suit, action or proceeding, other than those relating to any foreclosure action by First Financial or except in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)    amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(j)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k)    materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l)    take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(m)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(n)    make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(o)    make, or commit to make, any individual capital expenditures in excess of $1,000,000;

(p)    make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(q)    make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(r)    knowingly take any action that is intended to or would reasonably be likely to prevent, materially impede or materially delay the ability of First Financial, MainSource or their respective Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the Merger (including the Requisite Regulatory Approvals) or to perform their covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; or

(s)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1   Regulatory Matters.

(a)   First Financial and MainSource shall promptly prepare and file with the SEC, no later than sixty (60) calendar days after of the date of this Agreement, the Joint Proxy Statement and First Financial shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of First Financial and MainSource shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and First Financial and MainSource shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. First Financial shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and MainSource shall furnish all information concerning MainSource and the holders of MainSource Common Stock as may be reasonably requested in connection with any such action.

(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the Bank Regulatory Applications, as defined below, within sixty (60) calendar days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger (collectively the “Bank Regulatory Applications”)), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. First Financial and MainSource shall have the right to review in advance, and, to the extent practicable, each will, in good faith, consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to MainSource or First Financial, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably, diligently, and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this

Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall, in good faith, consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)   In furtherance and not in limitation of the foregoing, each of First Financial and MainSource shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained herein shall be deemed to require First Financial or MainSource to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, or MainSource and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d)   First Financial and MainSource shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of First Financial, MainSource or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)   To the extent permitted by applicable law, First Financial and MainSource shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the ODFI, and the IDFI and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation or any of its Subsidiaries.

6.2   Access to Information.

(a)   Upon reasonable notice and subject to applicable laws, each of First Financial and MainSource, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of First Financial and MainSource shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which First Financial or MainSource, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither First Financial nor MainSource nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of First Financial’s or MainSource’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)   Each of First Financial and MainSource shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 22, 2017, between First Financial and MainSource (the “Confidentiality Agreement”).

(c)   No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3   Shareholders’ Approvals.   Each of First Financial and MainSource shall call a meeting of its shareholders (the “First Financial Meeting” and the “MainSource Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite MainSource Vote and the Requisite First Financial Vote required in connection with this Agreement and the Merger and, and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement, and each shall use its reasonable best efforts to cause such meetings to occur on the same day and at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. The Board of Directors of each of First Financial and MainSource shall use its reasonable best efforts to obtain from the shareholders of First Financial and MainSource, as the case may be, the Requisite First Financial Vote, in the case of First Financial, and the Requisite MainSource Vote, in the case of MainSource, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of MainSource or First Financial, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, such Board of Directors may (but shall not be required to) submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least seven (7) calendar days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of MainSource in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, and a copy thereof if in writing and any related documentation or correspondence) and (ii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. First Financial or MainSource shall adjourn or postpone the First Financial Meeting or the MainSource Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of First Financial Common Stock or MainSource Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting MainSource or First Financial, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite MainSource Vote or the Requisite First Financial Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the First Financial Meeting and MainSource Meeting shall be convened and this Agreement shall be submitted to the shareholders of each of First Financial and MainSource at the First Financial Meeting and the MainSource Meeting, respectively, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either First Financial or MainSource of such obligation.

6.4   Legal Conditions to Merger.   Subject in all respects to Section 6.1 of this Agreement, each of First Financial and MainSource shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by MainSource or First Financial or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5   Stock Exchange Listing.   First Financial shall cause the shares of First Financial Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6   Employee Benefit Plans.

(a)   First Financial shall cause the Surviving Corporation to provide the employees of MainSource and its Subsidiaries who continue to be employed by First Financial or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), for so long as such employees are employed, following the Effective Time, with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of First Financial and its Subsidiaries; provided that First Financial may satisfy its obligation under Section 6.6(a) by providing such Continuing Employees with employee benefits that are substantially similar in the aggregate to the employee benefits provided by MainSource or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b)   Except for employees described in Section 6.6(c), those employees of MainSource or any Subsidiary as of the Effective Time whom First Financial or its Subsidiaries elect not to employ after the Effective Time as a result of the Merger, who are employed and then terminated as a result of the Merger within six (6) months subsequent to the conversion of the operating system of MainSource Bank into First Financial Bank (including through an Involuntary Termination), or those employees who voluntarily resign employment due to an involuntary relocation of the employee’s principal place of employment to a location which is more than twenty-five (25) miles from the employee’s principal place of employment immediately prior to the Effective Time (“Separated Employees”) and who would have been considered eligible for a payment under First Financial’s applicable severance plan shall be entitled to severance benefits equal to two (2) weeks of annual base pay for each year of service (including years of service with MainSource and/or any of its Subsidiaries) with a minimum of four (4) weeks of annual base pay and a maximum of twenty-six (26) weeks of annual base pay. For the purposes of this subsection, “Involuntary Termination” includes a termination by an employee whose (1) annual base salary is reduced below the employee’s base salary immediately prior to the Effective Time, or (2) total compensation opportunity is not at least ninety percent (90%) of his or her total compensation opportunity immediately prior to the Effective Time. Effective as of the day immediately following the day which is six (6) months subsequent to the conversion of the operating system of MainSource Bank into First Financial Bank, all Continuing Employees will be entitled to severance benefits equal to those provided by First Financial from time to time to its employees. Nothing in this Section 6.6(b) shall be deemed to limit or modify First Financial’s at-will employment policy.

(c)   Any MainSource employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that may be triggered by the Merger or the Bank Merger (the “CIC Payment”) shall not receive any severance benefits as provided in Section 6.6(b) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing, MainSource will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of such Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code. Any MainSource employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in Section 6.6(b), unless such MainSource employee enters into an employment agreement, severance agreement, change in control agreement or any written similar agreement or arrangement with the Surviving Corporation or a Subsidiary of the Surviving Corporation.

(d)   As soon as reasonably practicable, but in no event, later than the Effective Time, First Financial, after review of the employee benefit plans offered by First Financial and the MainSource Benefit Plans and in consultation with MainSource, shall determine which employee benefit plans the Surviving Corporation shall implement for Continuing Employees as between the MainSource Benefit Plans and the benefit plans offered to the First Financial existing employees. If it is determined that the First Financial plans shall be provided to Continuing Employees (the “New Plans”), then First Financial and/or any Subsidiaries shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous MainSource Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a MainSource Benefit Plan (to the same extent that such credit was given under the analogous MainSource Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with MainSource and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous MainSource Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

Notwithstanding any other provisions, the Surviving Corporation agrees to assume and honor in accordance with their terms all benefits, including but not limited to, any employment or change in control agreement or equity award agreement, vested as of the Closing Date under the MainSource Benefit Plans; provided, First Financial may replace such MainSource Benefit Plans with a similar benefit plan of First Financial. First Financial hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the MainSource Benefit Plans will occur at the Effective Time. With respect to certain employees who are party to change in control agreements with MainSource, each of whom is named on Section 6.6(e) of the MainSource Disclosure Schedules, MainSource shall, prior to the Effective Time, use commercially reasonable efforts to obtain from each individual a settlement agreement upon terms mutually agreeable to MainSource, First Financial and such employee, setting forth the method in which his or her rights under the change in control agreement will be settled. MainSource shall make the payments required under such change in control, settlement or similar agreements.

(e)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of MainSource or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, MainSource, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, MainSource, First Financial or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of MainSource or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any MainSource Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular MainSource Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Except as otherwise provided in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director or consultant of MainSource or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)   If requested by First Financial in writing at least ninety (90) calendar days prior to the Effective Time, MainSource shall cause the MainSource 401(k) Plan to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event First Financial requests that the MainSource 401(k) Plan be terminated, (i) MainSource shall provide First Financial with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by First Financial) not later than seven (7) calendar days immediately preceding the Effective Time and (ii) the Continuing Employees of MainSource shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by First Financial or one of its Subsidiaries (a “First Financial 401(k) Plan”). First Financial and MainSource shall take any and all actions as may be required, including amendments to the MainSource 401(k) Plan and/or First Financial 401(k) Plan, to permit the Continuing Employees of MainSource who are then actively employed to make rollover contributions to the First Financial 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a) (31) of the Code) in the form of cash, notes (in the case of loans), First Financial Common Stock or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee of MainSource from the MainSource 401(k) Plan.

(g)   As soon as reasonably practicable following the date of this Agreement, MainSource and First Financial shall cooperate and use their commercially reasonable efforts to establish an aggregate retention bonus amount and identify key employees of MainSource or First Financial who will be offered a retention bonus prior to the Effective Time upon such terms and conditions as the chief executive officers of First Financial and MainSource shall mutually agree.

6.7   Indemnification; Directors’ and Officers’ Insurance.

(a)   From and after the Effective Time, each of First Financial and the Surviving Corporation shall indemnify and hold harmless each present and former director, officer or employee of MainSource and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “MainSource Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of MainSource or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by MainSource pursuant to the MainSource Articles, MainSource Bylaws, the governing or organizational documents of any Subsidiary of MainSource and any indemnification agreements in existence as of the date hereof; and First Financial and the Surviving Corporation shall also advance expenses as incurred by such MainSource Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by MainSource pursuant to the MainSource Articles, MainSource’s Bylaws, the governing or organizational documents of any Subsidiary of MainSource and any indemnification agreements in existence as of the date hereof; provided, that, if required, the MainSource Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such MainSource Indemnified Party is not entitled to indemnification.

(b)   For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by MainSource (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by MainSource for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, MainSource, in consultation with, but only upon the consent of First Financial, may (and at the request of First Financial, MainSource shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under MainSource’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)   The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each MainSource Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8   Additional Agreements.   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of First Financial, on the one hand, and a Subsidiary of MainSource, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by First Financial.

6.9   Advice of Changes.   First Financial and MainSource shall each promptly (but in any event within 24 hours) advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10   Dividends.   After the date of this Agreement, each of First Financial and MainSource shall coordinate with the other the declaration of any dividends in respect of First Financial Common Stock and MainSource Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of MainSource Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of MainSource Common Stock and any shares of First Financial Common Stock any such holder receives in exchange therefor in the Merger.

6.11   Corporate Governance.

(a)   First Financial shall take all actions necessary to cause the size of the board of directors of the Surviving Corporation to be fifteen (15) directors, effective as of the Effective Time. Effective as of the Effective Time, the board of directors of the Surviving Corporation shall consist of nine (9) current members of the First Financial board of directors (the “First Financial Continuing Directors”) and six (6) current members of the MainSource board of directors (the “MainSource Continuing Directors”). The First Financial Continuing Directors and the MainSource Continuing Directors shall be mutually agreed upon by the chairperson of the board of directors and chief executive officer of First Financial and the lead director and chief executive officer of MainSource. The First Financial Continuing Directors and the MainSource Continuing Directors shall continue in office and shall serve on the board of directors of the Surviving Corporation until such time as their successors are duly elected and qualified. The board of directors of the

Surviving Corporation (or the appropriate committee thereof) shall cause the First Financial Continuing Directors and the MainSource Continuing Directors to be nominated for election at the first annual meeting of shareholders of the Surviving Corporation following the Effective Time.

(b)   First Financial shall cause First Financial Bank to take all actions necessary to cause the size of the board of directors of First Financial Bank to be fifteen (15) directors, effective as of the effective time of the Bank Merger. Effective as of the Effective Time, the board of directors of First Financial Bank shall consist of the First Financial Continuing Directors and the MainSource Continuing Directors. The First Financial Continuing Directors and the MainSource Continuing Directors shall continue in office and shall serve on the board of directors of First Financial Bank until such time as their successors are duly elected and qualified. The board of directors of First Financial Bank (or the appropriate committee thereof) shall cause the First Financial Continuing Directors and the MainSource Continuing Directors to be nominated for election at the first annual meeting of shareholders of First Financial Bank following the Effective Time, and the Surviving Corporation, as the sole shareholder of First Financial Bank, shall elect such individuals as directors of First Financial Bank.

(c)   Effective as of the Effective Time, the executive management of the Surviving Corporation and First Financial Bank shall be as set forth on Schedule 6.11(c) of the First Financial Disclosure Schedule.

(d)   On the date hereof, each of Claude E. Davis and Archie M. Brown, Jr., shall enter into a mutually acceptable employment agreement with the Surviving Corporation, which shall become effective at the Effective Time.

6.12   Acquisition Proposals.

(a)   MainSource agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal, except to notify such person of the existence of the provisions of this Section 6.12(a); provided, that, prior to the adoption of this Agreement by the shareholders of MainSource by the Requisite MainSource Vote, in the event MainSource receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, MainSource shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement and which is expressly assignable to First Financial, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with MainSource. MainSource will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than First Financial with respect to any Acquisition Proposal. MainSource will promptly (within twenty-four (24) hours) advise First Financial following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal and a copy thereof if in writing and any related documentation or correspondence), and will keep First Financial apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. MainSource shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of MainSource and its Subsidiaries or 20% or more of any class of equity or voting securities of MainSource or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource, (ii) any tender offer

(including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of MainSource or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MainSource or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of MainSource.

(b)   Nothing contained in this Agreement shall prevent MainSource or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any legally required disclosure to its shareholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13   Public Announcements.   MainSource and First Financial shall each use its reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14   Change of Method.   MainSource and First Financial shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of MainSource and First Financial (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of First Financial Common Stock received by MainSource shareholders in exchange for each share of MainSource Common Stock, (ii) adversely affect the Tax treatment of MainSource’s shareholders or First Financial’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of MainSource or First Financial pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

6.15   Restructuring Efforts.   If either MainSource or First Financial shall have failed to obtain the Requisite MainSource Vote or the Requisite First Financial Vote at the duly convened MainSource Meeting or First Financial Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including without limitation the amount or kind of the consideration to be issued to holders of the capital stock of MainSource as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its respective shareholders for adoption.

6.16   Takeover Statutes.   None of MainSource, First Financial or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17   Exemption from Liability Under Section 16(b).   MainSource and First Financial agree that, in order to most effectively compensate and retain MainSource Insiders (as defined below), both prior to and after the

Effective Time, it is desirable that those officers and directors of MainSource subject to the reporting requirements of Section 16(a) of the Exchange Act (the “MainSource Insiders”),not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of MainSource Common Stock and MainSource Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. The Board of Directors of First Financial and of MainSource, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall, prior to the Effective Time, take all such steps as may be required to cause (in the case of MainSource) any dispositions of MainSource Common Stock or MainSource Equity Awards by the MainSource Insiders, and (in the case of First Financial) any acquisitions of First Financial Common Stock by any MainSource Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18   Assumption of MainSource Debt.   First Financial agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation or First Financial Bank (as the case may be), at or prior to the Effective Time, one or more supplemental indentures, guarantees and other instruments required for the due assumption of MainSource’s or MainSource Bank’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities and other agreements, including but not limited to the trust preferred securities (the “MainSource Trust Preferred Securities”) issued under the MainSource Statutory Trust I, MainSource Statutory Trust II, MainSource Statutory Trust III, MainSource Statutory Trust IV, MainSource Capital Statutory Trust I and FCB Bancorp Statutory Trust I (collectively, the “MainSource Trusts”), and (i) the junior subordinated debentures issued by MainSource to the MainSource Trusts, (ii) the junior subordinated debentures held by FCB Bancorp Statutory Trust I and assumed by MainSource, and (iii) the FCB Bancorp, Inc. 6.00% Subordinated Notes Due October 15, 2025 in the principal amount of $10,400,000 assumed by MainSource (such obligations, the “MainSource Junior Subordinated Debentures”).

6.19   Civic Commitment.   The Surviving Corporation shall contribute no less than One Million Dollars ($1,000,000) (the “Greensburg Fund”) over five (5) years to the greater Greensburg, Indiana, community or civic groups whose primary goal is to assist the greater Greensburg, Indiana community. The management of the Surviving Corporation shall determine which organizations shall receive funding, taking into consideration the organizations historically supported by MainSource in the Decatur County, Indiana community.

ARTICLE VII
CONDITIONS PRECEDENT

7.1   Conditions to Each Party’s Obligation To Effect the Merger.   The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)   Shareholder Approval. This Agreement shall have been adopted by the shareholders of First Financial by the Requisite First Financial Vote and by the shareholders of MainSource by the Requisite MainSource Vote.

(b)   NASDAQ Listing. The shares of First Financial Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c)   Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)   S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)   No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2   Conditions to Obligations of First Financial.   The obligation of First Financial to effect the Merger is also subject to the satisfaction, or waiver by First Financial, at or prior to the Effective Time, of the following conditions:

(a)   Representations and Warranties. The representations and warranties of MainSource set forth in Section 3.2(a) (other than the third to last sentence thereof) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of MainSource set forth in Sections 3.1(a), 3.1(b), the third to last sentence of 3.2(a), 3.2(b), and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of MainSource set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on MainSource or the Surviving Corporation. First Financial shall have received a certificate signed on behalf of MainSource by the Chief Executive Officer and the Chief Financial Officer of MainSource to the foregoing effect.

(b)   Performance of Obligations of MainSource. MainSource shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and First Financial shall have received a certificate signed on behalf of MainSource by the Chief Executive Officer and the Chief Financial Officer of MainSource to such effect.

(c)   Federal Tax Opinion. First Financial shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to First Financial, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First Financial and MainSource, reasonably satisfactory in form and substance to such counsel.

7.3   Conditions to Obligations of MainSource.   The obligation of MainSource to effect the Merger is also subject to the satisfaction or waiver by MainSource at or prior to the Effective Time of the following conditions:

(a)   Representations and Warranties.   The representations and warranties of First Financial set forth in Section 4.2(a) (other than the third to last sentence thereof) and Section 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of First Financial set forth in Sections 4.1(a), 4.1(b), the third to last sentence of 4.2(a), 4.2(b) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of First Financial set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this

Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on First Financial. MainSource shall have received a certificate signed on behalf of First Financial by the Chief Executive Officer and the Chief Financial Officer of First Financial to the foregoing effect.

(b)   Performance of Obligations of First Financial.   First Financial shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and MainSource shall have received a certificate signed on behalf of First Financial by the Chief Executive Officer and the Chief Financial Officer of First Financial to such effect.

(c)   Federal Tax Opinion.   MainSource shall have received the opinion of SmithAmundsen LLC, in form and substance reasonably satisfactory to MainSource, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First Financial and MainSource, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of First Financial or MainSource:

(a)   by mutual consent of First Financial and MainSource in a written instrument signed by each of MainSource and First Financial, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)   by either the Board of Directors of First Financial or the Board of Directors of MainSource if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the other transactions contemplated hereby and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)   by either the Board of Directors of First Financial or the Board of Directors of MainSource if the Merger shall not have been consummated on or before October 31, 2018 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)   by either the Board of Directors of First Financial or the Board of Directors of MainSource (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of MainSource, in the case of a termination by First Financial, or First Financial, in the case of a termination by MainSource, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by First Financial, or 7.3, in the case of a termination by MainSource, and which is not cured within forty-five (45) calendar days following written notice to MainSource, in the case of a termination by First Financial, or First Financial, in the case of a termination by MainSource, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)   by First Financial, if the Board of Directors of MainSource shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of MainSource adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to First Financial, or resolved to do so, or failed to reaffirm such recommendation within three (3) calendar days after First Financial requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding MainSource Common Stock that has been publicly disclosed (other than by First Financial or an affiliate of First Financial) within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) recommended or endorsed an Acquisition Proposal, or (iii) breached its obligations under Section 6.3 or 6.12 in any material respect;

(f)   by MainSource, if the Board of Directors of First Financial shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of First Financial adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to MainSource, or resolved to do so, or failed to reaffirm such recommendation within three (3) calendar days after MainSource requests in writing that such action be taken, or (ii) breached its obligations under Section 6.3 in any material respect;

(g)   by written notice of MainSource to First Financial if both of the following conditions requisite to termination under this Section 8.1(g) are satisfied at any time during the seven (7) calendar day period commencing on the Determination Date, such termination to be effective on the tenth (10th) calendar day following the Determination Date:

(i)   the First Financial Market Value on the Determination Date is less than 80% of the Initial First Financial Market Value; and

(ii)   the number obtained by dividing the First Financial Market Value on the Determination Date by the Initial First Financial Market Value shall be less than the Index Ratio minus 0.20.

If First Financial or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(g).

The termination right under this Section 8.1(g) is subject, however, to the following: If MainSource elects to exercise its termination right pursuant to this Section 8.1(g), it shall give prompt written notice thereof to First Financial. During the seven (7) calendar day period commencing upon its receipt of such notice, First Financial shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial First Financial Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the First Financial Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial First Financial Market Value by the First Financial Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such seven (7) calendar day period, First Financial delivers written notice to MainSource that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies MainSource of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(g) as if no written notice of termination had been given, and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.1(g), the following terms shall have the meanings indicated below:

(iii)   “Determination Date” shall mean the latest of (i) the date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period); or (ii) the date on which the shareholder approvals of both MainSource and First Financial have been received.

(iv)   “Final Index Price” means the average of the daily closing value of the Index for the twenty (20) consecutive trading days immediately preceding the Determination Date.

(v)   “Index” means the KBW Regional Banking Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW Regional Banking Index.

(vi)   “Index Ratio” means the Final Index Price divided by the Initial Index Price.

(vii)   “Initial First Financial Market Value” means $27.7282, adjusted as indicated above.

(viii)   “Initial Index Price” means $106.25.

“First Financial Market Value” means, as of any specified date, the volume-weighted average closing price per share of First Financial Common Stock as reported on NASDAQ for the twenty (20) consecutive trading days immediately preceding such specified date.

8.2   Effect of Termination.

(a)   In the event of termination of this Agreement by either First Financial or MainSource as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of First Financial, MainSource, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither First Financial nor MainSource shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)

(i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of MainSource or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to MainSource and (A) thereafter this Agreement is terminated by either First Financial or MainSource pursuant to Section 8.1(c) and MainSource shall have failed to obtain the Requisite MainSource Vote or (B) thereafter this Agreement is terminated by First Financial pursuant to Section 8.1(d) and (C) prior to the date that is twelve (12) months after the date of such termination, MainSource enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then MainSource shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay First Financial, by wire transfer of same day funds, a fee equal to $40,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(ii)   In the event that this Agreement is terminated by First Financial pursuant to Section 8.1(e), then MainSource shall pay First Financial, by wire transfer of same day funds, the Termination Fee on the date of termination.

(c)   Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by MainSource under this Agreement shall be equal to the Termination Fee.

(d)   Each of First Financial and MainSource acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if MainSource fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, First Financial commences a suit which results in a judgment against MainSource for the Termination Fee, MainSource shall pay the costs and expenses of First Financial (including attorneys’ fees and expenses) in connection with such suit. In addition, if MainSource fails to pay the amounts payable pursuant to this Section 8.2, then

MainSource shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

8.3   Amendment.   Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of First Financial and MainSource; provided, however, that after adoption of this Agreement by the respective shareholders of First Financial or MainSource, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4   Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the respective shareholders of First Financial or MainSource, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

9.1   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. Eastern Standard Time at the offices of Squire Patton Boggs (US) LLP, on a date which shall be no later than seven (7) calendar days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2   Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3   Expenses.

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by First Financial and MainSource.

9.4   Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to MainSource, to:

MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, Indiana 47240
Attention:   Archie M. Brown, Jr.

With a required copy (which shall not constitute notice) to:

SmithAmundsen LLC
201 North Illinois Street, Suite 1400
Capital Center, South Tower
Indianapolis, Indiana 46204-4212
Attention:   John W. Tanselle

and

(b)	if to First Financial, to:

First Financial Bancorp.
255 East 5th Street, 29th floor
Cincinnati, OH 45202
Attention:   Claude E. Davis

With a required copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth St., Suite 2900
Cincinnati, Ohio 45202
Attention:   James J. Barresi

9.5   Interpretation.   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings or section captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of MainSource means the actual knowledge after due inquiry of any of the officers of MainSource listed on Section 9.5 of the MainSource Disclosure Schedule, and the “knowledge” of First Financial means the actual knowledge after due inquiry of any of the officers of First Financial listed on Section 9.5 of the First Financial Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Cincinnati, Ohio or Greensburg, Indiana are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The MainSource Disclosure Schedule and the First Financial Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.6   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7   Entire Agreement.   This Agreement (including the Disclosure Schedules and the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8   Governing Law; Jurisdiction.

(a)   This Agreement shall be governed and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law (except that matters relating to the internal corporate affairs, including the fiduciary duties of the Board of Directors of MainSource, shall be subject to the laws of the State of Indiana).

(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising under or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court in Hamilton County, Ohio (the “Chosen Courts”), and, solely in connection with claims arising under or related to this Agreement or the transactions contemplated hereby, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.9   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY DIRECTLY OR INDIRECTLY ARISE UNDER OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10   Assignment; Third Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise were breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.13   Delivery by Facsimile or Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, First Financial Bancorp and MainSource Financial Group, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MainSource Financial Group, Inc.

By:	/s/ Archie M. Brown, Jr.
Name:	Archie M. Brown, Jr.
Title:	President and Chief Executive Officer

First Financial Bancorp

By:	/s/ Claude E. Davis
Name:	Claude E. Davis
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B – OPINION OF Sandler O’Neill & Partners, L.P.

July 25, 2017

Board of Directors
First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, OH 45202

Ladies and Gentlemen:

First Financial Bancorp. (“First Financial”) and MainSource Financial Group, Inc. (“MainSource”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which MainSource will be merged with and into First Financial with First Financial as the surviving entity in the merger (the “Merger”). Pursuant to the terms of the Agreement, upon the Effective Time of the Merger, each share of MainSource common stock, no par value (the “MainSource Common Stock”), that is issued and outstanding immediately before the Effective Date, except for certain shares of MainSource Common Stock as specified in the Agreement, shall be converted into and exchanged for the right to receive 1.3875 shares (the “Exchange Ratio”) of common stock, no par value, of First Financial (the “First Financial Common Stock”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to First Financial.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement, dated July 25, 2017; (ii) certain publicly available financial statements and other historical financial information of First Financial that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of MainSource that we deemed relevant; (iv) publicly available median analyst earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018 and estimated dividends per share for the year ending December 31, 2017; (v) long-term First Financial earnings per share growth rates for the years after the year ending December 31, 2018 and dividend payout ratios for the years after the year ending December 31, 2017, as discussed with the senior management of First Financial; (vi) publicly available consensus analyst earnings per share estimates for MainSource for the years ending December 31, 2017 and December 31, 2018; (vii) estimated dividends per share for the years ending December 31, 2017 and December 31, 2018 and estimated long-term earnings per share growth rates and dividend payout ratios for the years thereafter, as discussed with the senior management of MainSource; (viii) the pro forma financial impact of the Merger on First Financial based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as provided by the senior management of First Financial; (ix) the relative contribution of assets, liabilities, equity and earnings of First Financial and MainSource to the combined entity; (x) the publicly reported historical price and trading activity for First Financial Common Stock and MainSource Common Stock, including a comparison of certain stock trading information for First Financial Common Stock, MainSource Common Stock and certain stock indices as well as similar publicly available information for certain other companies the securities of which are publicly traded; (xi) a comparison of certain financial information for First Financial and MainSource with similar bank institutions for which information is publicly available; (xii) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xiii) the current market environment generally and the banking environment in particular; and (xiv) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of First Financial the business, financial condition, results of operations and prospects of First Financial and held similar discussions with certain members of the senior management of MainSource and its representatives regarding the business, financial condition, results of operations and prospects of MainSource.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by First Financial, MainSource or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective managements of First Financial and MainSource that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Financial or MainSource, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of First Financial or MainSource. We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Financial or MainSource, or the combined entity after the Merger and we have not reviewed any individual credit files relating to First Financial or MainSource. We have assumed, with your consent, that the respective allowances for loan losses for both First Financial and MainSource are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available median analyst earnings per share estimates for First Financial for the years ending December 31, 2017 and December 31, 2018, as well as estimated dividends per share for the year ending December 31, 2017, long-term earnings per share growth rates for the years after the year ending December 31, 2018 and long-term dividend payout ratios for the years after the year ending December 31, 2017, as discussed with the senior management of First Financial. In addition, in preparing its analyses Sandler O’Neill used publicly available consensus analyst earnings per share estimates for MainSource for the years ending December 31, 2017 and December 31, 2018, and estimated dividends per share for the years ending December 31, 2017 and December 31, 2018, estimated long-term earnings per share growth rates for the years thereafter and long-term dividend payout ratios for the years after the year ending December 31, 2018, as discussed with the senior management of MainSource. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as provided by the senior management of First Financial. With respect to the foregoing information, the respective managements of First Financial and MainSource confirmed to us that such information reflected (or, in the case of the publicly available analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements of the future financial performance of First Financial and MainSource, respectively, and we assumed that such performance would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in First Financial’s or MainSource’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that First Financial and MainSource will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on First Financial, MainSource or the Merger or any related transaction, (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that First Financial has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of First Financial Common Stock or MainSource Common Stock at any time or what the value of First Financial Common Stock will be once it is actually received by the holders of MainSource Common Stock.

We have acted as First Financial’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. First Financial has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill has not provided any other investment banking services to First Financial in the two years preceding the date hereof, nor have we provided any investment banking services to MainSource in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Financial, MainSource and their respective affiliates. We may also actively trade the equity and debt securities of First Financial, MainSource or their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of First Financial in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of First Financial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to First Financial and does not address the underlying business decision of First Financial to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for First Financial, or the effect of any other transaction in which First Financial might engage. We also do not express any opinion as to the amount or nature of the compensation to be received in the Merger by any First Financial or MainSource officer, director or employee, or any class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced or summarized without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to First Financial from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX C – OPINION OF KEEFE, BRUYETTE & WOODS, INC.

July 25, 2017

The Board of Directors
MainSource Financial Group, Inc.
2105 N. State Road 3 Bypass
Greensburg, IN 47240

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of MainSource Financial Group, Inc. (“MainSource”) of the Exchange Ratio (as defined below), in the proposed merger (the “Merger”) of MainSource with and into First Financial Bancorp. (“First Financial”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between MainSource and First Financial. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, each share of common stock, no par value per share, of MainSource (“MainSource Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), except for shares of MainSource Common Stock owned by MainSource as treasury stock or owned by MainSource or First Financial or a Subsidiary (as defined in the Agreement) of either such entity (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 1.3875 shares of common stock, no par value per share, of First Financial (“First Financial Common Stock”). The foregoing ratio of 1.3875 shares of First Financial Common stock for one share of MainSource Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, subsequent to the Effective Time, MainSource Bank, a wholly-owned subsidiary of MainSource, will merge with and into First Financial Bank, a wholly-owned subsidiary of First Financial, with First Financial Bank as the surviving entity, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to MainSource and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of MainSource and First Financial), may from time to time purchase securities from, and sell securities to, MainSource and First Financial. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of MainSource or First Financial for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of MainSource (the “Board”) in rendering this opinion and will receive a fee from MainSource for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, MainSource has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to MainSource and received compensation for such services. KBW acted as financial advisor to MainSource in connection with its April 2017 acquisition of FCB Bancorp, Inc. In the past two years, KBW has not provided investment banking or financial advisory services to First Financial. We may in the future provide investment banking and financial advisory services to MainSource or First Financial and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of MainSource and First Financial and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 19, 2017 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of MainSource; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the period ended March 31, 2017 of MainSource; (iv) certain draft and unaudited quarterly financial results for the quarter ended June 30, 2017 of MainSource (provided to us by representatives of MainSource); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of First Financial; (vi) the unaudited quarterly financial results and Quarterly Report on Form 10-Q for the period ended March 31, 2017 of First Financial; (vii) certain draft and unaudited quarterly financial results for the quarter ended June 30, 2017 of First Financial (provided to us by representatives of First Financial); (viii) certain regulatory filings of MainSource and First Financial and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2016 and the quarter ended March 31, 2017; (ix) certain other interim reports and other communications of MainSource and First Financial to their respective shareholders; and (x) other financial information concerning the businesses and operations of MainSource and First Financial that was furnished to us by MainSource and First Financial or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of MainSource and First Financial; (ii) the assets and liabilities of MainSource and First Financial; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for MainSource and First Financial with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus “street estimates” of MainSource, as well as assumed long-term MainSource growth rates provided to us by MainSource management, all of which information was discussed with us by MainSource management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of First Financial, as well as assumed long-term First Financial growth rates provided to us by First Financial management, all of which information was discussed with us by First Financial management and used and relied upon by us based on such discussions, at the direction of MainSource management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on First Financial (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, First Financial management and that were used and relied upon by us based on such discussions, at the direction of MainSource management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of MainSource and First Financial regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We were not requested to, and did not, assist MainSource in soliciting indications of interest from third parties other than First Financial regarding a potential transaction with MainSource.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of MainSource as to the reasonableness and achievability of the publicly available consensus “street estimates” of MainSource and the assumed MainSource long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information was reasonably prepared and represents, or in the case of the MainSource “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of MainSource, upon First Financial management as to the reasonableness and achievability of the publicly available consensus “street estimates” of First Financial, the assumed First Financial long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on First Financial, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), and we have assumed that all such information was reasonably prepared and represents, or in the case of the First Financial “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of First Financial management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of MainSource and First Financial that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of MainSource and First Financial, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of MainSource and First Financial and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MainSource or First Financial since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for MainSource and First Financial are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of MainSource or First Financial, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of MainSource or First Financial under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of MainSource Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions (including the Bank Merger) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of MainSource, First Financial or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of MainSource that MainSource has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to MainSource, First Financial, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of MainSource Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to MainSource, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. For purposes of our analyses, we have not incorporated recently-announced proposed changes to United States tax laws regarding corporate tax rates. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of MainSource to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by MainSource or the Board; (iii) the fairness of the amount or nature of any compensation to any of MainSource’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of MainSource Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of MainSource (other than the holders of MainSource Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of First Financial or any other party to any transaction contemplated by the Agreement; (v) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion; (vi) the actual value of First Financial Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which MainSource Common Stock or First Financial Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which First Financial Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to MainSource, First Financial, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of MainSource Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders MainSource Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

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